Exhibit 99.2

EXECUTION VERSION

arrangement agreement

between

Bellatrix Exploration Ltd.

-and-

Angle Energy Inc.

October 15, 2013

TABLE OF CONTENTS

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	12
1.3	Number, etc.	12
1.4	Date for Any Action	12
1.5	Entire Agreement	13
1.6	Currency	13
1.7	Accounting Matters	13
1.8	Disclosure in Writing	13
1.9	References to Legislation	13
1.10	Knowledge	13
1.11	No Strict Construction	13
1.12	Schedules	14
Article 2 THE ARRANGEMENT AND MEETINGS		14
2.1	Plan of Arrangement	14
2.2	Circular and Meetings	15
2.3	General	16
2.4	Effective Date	16
2.5	Treatment of Angle Options and Angle RSUs	16
2.6	Officers and Employees	16
2.7	Board Nominee Right	19
2.8	Indemnities, Directors' and Officers' Insurance and Angle Agreements and Undertakings	19
2.9	Applicable U.S. Securities Laws	20
2.10	Income Tax Election	20
Article 3 COVENANTS		21
3.1	Covenants of Bellatrix	21
3.2	Covenants of Angle	26
3.3	Mutual Covenants Regarding the Arrangement	32
3.4	Angle's Covenants Regarding Non-Solicitation	34
3.5	Access to Information	37
3.6	Pre-Acquisition Reorganization	38
Article 4 REPRESENTATIONS AND WARRANTIES		39
4.1	Representations and Warranties of Bellatrix	39
4.2	Representations and Warranties of Angle	50
4.3	Privacy Issues	65
Article 5 CONDITIONS PRECEDENT		66
5.1	Mutual Conditions Precedent	66
5.2	Additional Conditions to Obligations of Bellatrix	67
5.3	Additional Conditions to Obligations of Angle	69
5.4	Notice and Effect of Failure to Comply with Covenants or Conditions	70
5.5	Satisfaction of Conditions	71

Article 6 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS		71
6.1	Bellatrix Damages	71
6.2	Angle Damages	72
6.3	Liquidated Damages and Specific Performance	73
Article 7 AMENDMENT		73
7.1	Amendment	73
Article 8 TERMINATION		73
8.1	Termination	73
Article 9 NOTICES		74
9.1	Notices	74
Article 10 GENERAL		75
10.1	Assignment and Enurement	75
10.2	Disclosure	76
10.3	Costs	76
10.4	Severability	76
10.5	Further Assurances	76
10.6	Time of Essence	76
10.7	Governing Law	77
10.8	Waiver	77
10.9	Third Party Beneficiaries	77
10.10	Counterparts
SCHEDULE "A" - Plan of Arrangement		A-1
SCHEDULE "B" - Form of Angle Support Agreement		B-1
SCHEDULE "C" - Form of Bellatrix Support Agreement		C-1
SCHEDULE "D" - Form of Non-Solicitation Agreement		D-1

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated the 15th day of October, 2013

BETWEEN:

Bellatrix EXPLORATION LTD., a corporation existing under the laws of the Province of Alberta ("Bellatrix")

- and -

ANGLE ENERGY INC., a corporation existing under the laws of the Province of Alberta ("Angle")

WHEREAS Bellatrix proposes to acquire all of the issued and outstanding common shares of Angle and the 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016;

AND WHEREAS Bellatrix and Angle intend to carry out the transaction contemplated above by way of an arrangement under section 193 of the Business Corporations Act (Alberta), on the terms and subject to the conditions set out in the Plan of Arrangement attached hereto as Schedule "A"; and

AND WHEREAS Bellatrix and Angle have entered into this Arrangement Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

AND WHEREAS the board of directors of Angle has unanimously: (i) determined that the Arrangement is in the best interests of Angle and the Angle Securityholders; (ii) determined that the Arrangement is fair to the Angle Securityholders; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that the Angle Securityholders vote in favour of the Arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), Bellatrix and Angle hereby covenant and agree as follows.

Article 1
INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;
3

(b)	"Acquisition Proposal" means any inquiry or the making of any proposal or offer by any Person, or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids), other than Bellatrix or any Person acting jointly or in concert with Bellatrix, whether or not such proposal or offer is subject to due diligence or other conditions and whether such proposal or offer is made orally or in writing, which constitutes, or may reasonably be expected to lead to (in either case, whether in one transaction or a series of transactions):
(i)	the sale, issuance or acquisition of securities of Angle that, when taken together with any securities of Angle held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, and assuming the conversion of any convertible securities held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership of 20% or more of the outstanding voting securities of Angle or rights or interests therein;
(ii)	any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of assets of any member of the Angle Group representing 20% or more of the consolidated assets of Angle;
(iii)	an amalgamation, arrangement, merger, business combination, consolidation or similar transaction involving Angle or any member of the Angle Group;
(iv)	any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution or similar transaction involving Angle or any member of the Angle Group; or
(v)	any other transaction, the consummation of which would reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the completion of the Arrangement, or which would or could reasonably be expected to materially reduce the benefits to Bellatrix of the Arrangement;

except that for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the outstanding voting securities" shall be deemed to be references to "50% or more of the outstanding voting securities", and the references to "20% or more of the consolidated assets" shall be deemed to be references to "all or substantially all of the assets";

(c)	"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;
(d)	"Agreement Date" means October 15, 2013;
(e)	"affiliate" means any Person that is affiliated with another Person in accordance with meaning of the Securities Act (Alberta)

(f)                "Angle Approved Capital Program and Budget" means the capital program and budget of Angle as provided by Angle and approved in writing by Bellatrix on or prior to the Agreement Date;

4

(g)	"Angle Confidentiality Agreement" means the confidentiality agreement between Angle and Bellatrix dated July 31, 2013;
(h)	"Angle Debenture Indenture" means the trust indenture dated as of January 6, 2011 between Angle and Valiant Trust Company, establishing and setting forth, among other things, the terms of the Angle Debentures;
(i)	"Angle Debentureholders" means the holders of Angle Debentures;
(j)	"Angle Debentureholders' Vote" has the meaning set out in Subsection 2.1(b)(iii);
(k)	"Angle Debentures" means the 5.75% convertible unsecured subordinated debentures of the Angle due January 31, 2016;
(l)	"Angle Disclosure Letter" means the disclosure letter dated the Agreement Date from Angle to Bellatrix;
(m)	"Angle Employee Bonuses" has the meaning ascribed thereto in Subsection 2.6(c);
(n)	"Angle Employee Obligations" means the obligations of Angle to pay any amount to its officers, directors, employees or consultants, other than salary and vacation pay in the ordinary course and in each case in amounts consistent with historic practices, pursuant to all employment, consulting services and change of control agreements (including the Angle Employment Agreements), termination, severance and retention plans or policies for severance, termination or bonus payments (including the Angle Employee Bonuses) and any payments or compensation pursuant to any other incentive plans, resolutions of the board of directors of Angle or otherwise in accordance with Applicable Laws;
(o)	"Angle Employment Agreements" means the employment agreements entered into between Angle and certain officers and employees of Angle, the details of which are as disclosed in writing to Bellatrix by Angle on or prior to the Agreement Date and copies of which have been provided to Bellatrix;
(p)	"Angle Fairness Opinion" means, the opinion of FirstEnergy Capital Corp. as a financial advisor to Angle, to the effect that the consideration to be received by the Angle Securityholders under the Arrangement is fair, from a financial point of view, to the Angle Securityholders;
(q)	"Angle Financial Statements" means, collectively, the annual financial statements of Angle as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditor's report thereon, and the unaudited interim financial statements of Angle as at and for three and six month periods ended June 30, 2013, together with the notes thereto;
(r)	"Angle Group" means Angle together with Angle Resources Inc., a wholly-owned subsidiary of Angle governed by the laws of Alberta, and Angle Energy Partnership, a general partnership created under the laws of the Province of Alberta in which each of Angle and Angle Resources Inc. are partners;
(s)	"Angle Information" means the information describing Angle and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Canadian Securities Laws;
5

(t)	"Angle Meeting" means the special meeting of Angle Securityholders, to be called and held in accordance with this Agreement and the Interim Order to permit the Angle Securityholders to consider the applicable Arrangement Resolution and related matters, and any adjournment(s) thereof;
(u)	"Angle Net Debt" means the consolidated net debt of Angle which includes any and all cash, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payables), current tax liabilities, and any and all other liabilities and audit adjustments, in each case with respect to each of the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark to market value of financial instruments, calculated in accordance with GAAP, and for greater certainty, excluding the Angle Debentures, Angle Transaction Costs and Angle Employee Obligations;
(v)	"Angle Nominee" has the meaning ascribed to such term in Section 2.7;

(w)              "Angle Option Plan" means the share option plan of Angle providing for the grant of Angle Options to directors, officers, employees and consultants of Angle as amended and restated on July 25, 2013;

(x)	"Angle Options" means the outstanding share options of Angle granted under the Angle Option Plan, whether or not vested, entitling the holders thereof to acquire Angle Shares;
(y)	"Angle Public Record" means all information filed by Angle since January 1, 2012 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the SEDAR website at www.sedar.com under Angle's profile;
(z)	"Angle Reserves Report" means the independent engineering evaluation of Angle's oil and natural gas reserves prepared by GLJ effective December 31, 2012 and dated March 8, 2013;
(aa)	"Angle RSU Plan" means the restricted share unit plan of Angle providing for the grant of Angle RSUs to directors, officers and employees of Angle as amended and restated on July 25, 2013 ;
(bb)	"Angle RSUs" means the outstanding restricted share units granted under the Angle RSU Plan entitling the holders thereof to receive Angle Shares upon exercise of such Angle RSUs in accordance with the provisions of the Angle RSU Plan ;
(cc)	"Angle Securityholders" means the Angle Shareholders and Angle Debentureholders;
(dd)	"Angle Shareholders" means the holders from time to time of Angle Shares;
(ee)	"Angle Shareholders' Vote" has the meaning set out in Subsection 2.1(b)(ii);
(ff)	"Angle Shares" means the common shares of Angle, as constituted on the Agreement Date;
(gg)	"Angle Support Agreements" means the support agreements, substantially in the form attached as Schedule "B" hereto, entered into between Bellatrix and the Angle Supporting Securityholders, in their capacities as Angle Shareholders and Angle Debentureholders, as the case may be;
6

(hh)	"Angle Supporting Securityholders" means each of the directors and officers of Angle and certain associates or affiliates of certain directors and officers;
(ii)	"Angle Transaction Costs" means all costs and expenses incurred by Angle in connection with the Arrangement, including Angle Employee Obligations and all legal, accounting, audit, financial advisory, printing, director and officer run-off insurance and other administrative and professional fees, costs and expenses incurred by Angle in connection with the Arrangement;
(jj)	"Applicable Canadian Securities Laws", in any context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date, that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/her/its/their business, undertaking, property or securities;
(kk)	"Applicable Laws" means, in any context that refers to one or more Persons, the Laws that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/hers/its/their business, undertaking, property or securities;
(ll)	"Applicable U.S. Securities Laws", in any context that refers to one or more Persons, means, collectively, and as the context may require, the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time prior to the Effective Date, that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/her/its/their business, undertaking, property or securities;
(mm)	"Arrangement" means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order;
(nn)	"Arrangement Resolution" means, as applicable, the special resolution in respect of the Arrangement to be considered by the Angle Shareholders at the Angle Meeting, the extraordinary resolution in respect of the Arrangement to be considered by the Angle Debentureholders at the Angle Meeting or the ordinary resolution in respect of the issuance of Bellatrix Shares pursuant to the Arrangement to be considered by the Bellatrix Shareholders at the Bellatrix Meeting;
(oo)	"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;
(pp)	"associate" has the meaning ascribed to such term in the Securities Act (Alberta);

(qq)           "Bellatrix Confidentiality Agreement" means the confidentiality agreement between Bellatrix and Angle dated September 30, 2013;

(rr)	"Bellatrix Debenture Redemption" means the redemption of the Bellatrix Debentures to be effective October 21, 2013 as disclosed in a redemption notice and Bellatrix's press release dated September 4, 2013;
7

(ss)	"Bellatrix Debentures" means the 4.75% convertible unsecured subordinated debentures of Bellatrix due April 30, 2015;

(tt)               "Bellatrix Disclosure Letter" means the disclosure letter dated the Agreement Date from Bellatrix to Angle;

(uu)	"Bellatrix Fairness Opinions" means, the opinions of Bellatrix's financial advisors to the effect that the consideration to be paid by Bellatrix to the Angle Shareholders under the Arrangement is fair, from a financial point of view, to Bellatrix;
(vv)	"Bellatrix Financial Statements" means, collectively, the annual financial statements of Bellatrix as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditor's report thereon, and the unaudited interim financial statements of Bellatrix as at and for three and six month periods ended June 30, 2013, together with the notes thereto,
(ww)	"Bellatrix Financing" means the offering of Bellatrix Shares substantially on the terms as set out in the "bought deal" letter dated October 15, 2013 between Bellatrix and certain underwriters, as has been provided to Angle;
(xx)	"Bellatrix Information" means the information describing Bellatrix and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Canadian Securities Laws;
(yy)	"Bellatrix Meeting" means the special meeting of Bellatrix Shareholders, to be called to permit the Bellatrix Shareholders to consider the applicable Arrangement Resolution and related matters, and any adjournment(s) thereof;
(zz)	"Bellatrix Public Record" means all information filed by Bellatrix since January 1, 2012 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the SEDAR website at www.sedar.com under Bellatrix's profile;
(aaa)	"Bellatrix Reserves Report" means the independent engineering evaluation of Bellatrix's oil, natural gas liquids and natural gas reserves prepared by Sproule effective December 31, 2012 and dated March 5, 2013;
(bbb)	"Bellatrix Shareholders" means the holders from time to time of Bellatrix Shares;
(ccc)	"Bellatrix Shares" means the common shares of Bellatrix as constituted on the Agreement Date;
(ddd)	"Bellatrix Support Agreements" means the support agreements, substantially in the form attached as Schedule "C" hereto, to be entered into between Angle and the Bellatrix Supporting Shareholders, in their capacities as holders of Bellatrix Shares;
(eee)	"Bellatrix Supporting Shareholders" means each of the directors and executive officers of Bellatrix;
(fff)	"Business Day" means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the place where such action is to be taken;
8

(ggg)	"Cash Price per Share" means $3.85 per Angle Share;
(hhh)	"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;
(iii)	"Circular" means the joint information circular and proxy statement of Angle and Bellatrix to be sent by Angle to the Angle Securityholders in connection with the Angle Meeting and to be sent by Bellatrix to the Bellatrix Shareholders in connection with the Bellatrix Meeting;
(jjj)	"Commissioner" means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner's representatives, where the context requires;
(kkk)	"Competition Act" means the Competition Act, R.S.C. 1985, c. C 34, as amended;
(lll)	"Competition Act Approval" means the occurrence of one or more of the following:
(i)	an advance ruling certificate (an "ARC") pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner in respect of the transactions contemplated herein on conditions satisfactory to the Parties, each acting reasonably; or
(ii)	the Commissioner shall have waived the obligation to notify and supply information under Part IX of the Competition Act pursuant to Subsection 113(c) of the Competition Act and confirmed in writing that the Commissioner has no intention to file an application under Section 92 of the Competition Act (a "No-Action Letter") in connection with the transactions contemplated by this Agreement, on terms satisfactory to the Parties acting reasonably, and such No-Action Letter remains in full force and effect; or
(iii)	the Parties shall have notified the Commissioner under Section 114 of the Competition Act and the waiting period under Section 123 of the Competition Act shall have expired or been terminated and the Commissioner shall have issued a No-Action Letter in connection with the transactions contemplated by this Agreement, on terms satisfactory to the Parties acting reasonably, and such No-Action Letter remains in full force and effect;
(mmm)	"Contract" means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;
(nnn)	"Court" means the Court of Queen's Bench of Alberta;
(ooo)	"Depositary" means Computershare Trust Company of Canada, or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing Angle Shares and Angle Debentures;
(ppp)	"Dissent Rights" has the meaning ascribed thereto in the Plan of Arrangement;
9

(qqq)	"Edson Disposition" means the disposition by Angle of certain natural gas weighted assets in the Edson area of Alberta on January 9, 2013;
(rrr)	"Effective Date" means the date the Arrangement becomes effective under the ABCA, as contemplated in Section 2.4;
(sss)	"Effective Time" means the time on the Effective Date when the Arrangement becomes effective pursuant to the Plan of Arrangement;
(ttt)	"Encumbrance" means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Laws, contract or otherwise) against title to any of the property or asset, or any part thereof or interest therein or capable of becoming any of the foregoing;
(uuu)	"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, provincial, territorial, state, municipal, local or foreign Laws of any Governmental Authority relating to environmental or health and safety matters of the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including, without limitation, legislation governing the use and storage of Hazardous Substances;
(vvv)	"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
(www)	"GAAP" means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;
(xxx)	"GLJ" means GLJ Petroleum Consultants Ltd. independent oil and natural gas reservoir engineers of Calgary, Alberta;
(yyy)	"Governmental Authority" means any domestic or foreign federal, territorial, provincial, state or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal or official, including any political subdivision thereof;
(zzz)	"Governmental Authorization" has the meaning ascribed thereto in Section 4.1(q);
(aaaa)	"Hazardous Substances" means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor;
10

(bbbb)	"Interim Order" means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Angle Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
(cccc)	"Laws" means all laws (including, for greater certainty, common law), all statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws ) and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority;
(dddd)	"Mailing Date" means the date on which the Circular is mailed to the Angle Securityholders in connection with the Angle Meeting and to the Bellatrix Shareholders in connection with the Bellatrix Meeting;
(eeee)	"material adverse change" or "material adverse effect" means, with respect to a Party, any fact or state of facts, circumstance, change, effect occurrence or event that, individually or in the aggregate is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations, cash-flows or prospects of the Party and its subsidiaries, taken as a whole, other than a change, effect, occurrence or event relating to or resulting from:
(i)	conditions affecting the oil and gas industry generally in jurisdictions in which Angle or Bellatrix, as the case may be, carries on a material portion of its business, and not specifically relating to Angle or Bellatrix, as the case may be, including changes in royalties, GAAP, Applicable Laws or Taxes;
(ii)	general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States of America or elsewhere;
(iii)	any change in the market price of crude oil, natural gas or related hydrocarbons on a current or forward basis;
(iv)	any matter which has been publicly disclosed or communicated in writing to the other Party on or prior to the Agreement Date;
(v)	any changes or effects arising, directly or indirectly, from the Arrangement or any other matters or actions permitted or contemplated by this Agreement, including any public announcement of the foregoing, or consented to or approved in writing by the other Party;
(vi)	(A) with respect to Bellatrix, a change in the market trading price or trading volume of the Bellatrix Shares or Bellatrix Debentures; and (B) with respect to Angle, a change in the market trading price or trading volume of the Angle Shares or Angle Debentures; (provided, however, that in both cases the causes underlying such changes may be considered to determine whether such causes constitute a material adverse effect);
(vii)	with respect to Bellatrix, any failure to close, any delay in closing, or any modification of the terms of, the TCA Joint Venture;
11

(viii)	that relates to or arises out of the public announcement of this Agreement or the transactions contemplated hereby;

provided, however, that the change or effect referred to in (i), (ii) or (iii) above does not primarily relate only to (or have the effect of primarily relating only to) either Party, taken as a whole, or disproportionately affects either Party, taken as a whole, as the case may be, compared to other entities of similar size and operating in the oil and gas industry, in which case, the relevant exclusion from this definition of material adverse change or material adverse effect referred to in (i), (ii) or (iii) above will not be applicable;

(ffff)	"material change" has the meaning ascribed thereto in the Securities Act (Alberta);
(gggg)	"Material Contract" has the meaning ascribed thereto in Subsection 4.1(mm) in relation to Bellatrix and in Subsection 4.2(hh) in relation to Angle;

(hhhh)   "MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(iiii)	"misrepresentation" has the meaning ascribed thereto in the Securities Act (Alberta);
(jjjj)	"Non-Solicitation Agreements" means the non-solicitation agreements in the form attached hereto as Schedule "D" to be entered into by Bellatrix and certain Persons who will be receiving change of control payments or severance payments pursuant to the Angle Employment Agreements with Bellatrix prior to, or concurrent with, the Effective Time;
(kkkk)	"NYSE MKT" means the NYSE MKT LLC stock exchange;
(llll)	"Option Exercise and Termination Agreement" means the agreements to be entered into by Angle and each of the holders of Angle Options in a form satisfactory to Bellatrix, acting reasonably, pursuant to which each such holder has agreed or shall agree to exercise or surrender such Angle Options in accordance with the provisions of Section 2.5 hereof;
(mmmm)	"Parties" means Bellatrix and Angle, and "Party" means either of them;

(nnnn)

"Permitted Encumbrances" means: (i) any overriding royalties, net profits interests or other Encumbrances applicable to the interests of a Party in its petroleum and natural gas rights and leases and all related tangibles, equipment, facilities and miscellaneous interests as taken into account in the Angle Reserves Report or the Bellatrix Reserves Report, as applicable; (ii) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires; (iii) the regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy taxes or to control or regulate any Party's interests in any manner, including, without limitation, the right to control or regulate production rates and the conduct of operations; (iv) statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown of mines and minerals; (v) undetermined or inchoate liens incurred or created in the ordinary course of business as security for a Party's share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time; (vi) undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time; (vii) liens granted in the ordinary course of business to a Governmental Authority respecting operations pertaining to petroleum and natural gas rights; and (viii) any Encumbrances under a Party's existing credit facilities;

12

(oooo)	"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(pppp)	"Plan of Arrangement" means the plan of arrangement in the form set out in Schedule "A" to this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms thereof or at the direction of the Court in the Final Order;

(qqqq)	"Pre-Acquisition Reorganization" has the meaning ascribed to such term in Section 3.6 hereof;

(rrrr)         "Registrar" means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

(ssss)	"Release" means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the natural environment;
(tttt)	"Representatives" shall have the meaning ascribed to such term in Subsection 3.4(a) hereof;
(uuuu)	"Returns" means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;
(vvvv)	"Sproule" means Sproule Associates Limited, independent oil and natural gas reservoir engineers of Calgary, Alberta;
(wwww)	"subsidiary" means, with respect to a specified entity, any:
(i)	body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are, at the time, owned directly or indirectly by such specified entity or indirectly by or for the benefit of such specified entity;
(ii)	entity which is not a body corporate, of which more than 50% of the voting or equity interests of such entity (including, for a partnership other than a limited partnership, the voting or equity interests in such partnership) are owned, directly or indirectly, by such specified entity or indirectly by or for the benefit of such specified entity and in the case of a partnership (including a limited partnership), of which such specified entity, or a subsidiary of such specified entity, is a general partner; and
(iii)	any issuer that would be considered a subsidiary of the specified entity in accordance with the Securities Act (Alberta);
13

(xxxx)	"Superior Proposal" has the meaning set out in Subsection 3.4(b)(v)(A);
(yyyy)	"Tax" or "Taxes" means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Taxing Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada and other Governmental Authority pension plan and workers compensation premiums or contributions including any interest, fines or penalties for failure to withhold, collect or remit any tax;
(zzzz)	"Tax Act" means the Income Tax Act (Canada) R.S.C. 1985, c. 1 (5th Supp.) as amended, including the regulations promulgated thereunder;
(aaaaa)	"Taxing Authority" shall mean any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);
(bbbbb)	"TCA Joint Venture" means the drilling program investment agreement entered into on October 15, 2013 between Bellatrix and TCA Energy Ltd., and all related agreements, including all amendments thereto;
(ccccc)	"TSX" means the Toronto Stock Exchange;
(ddddd)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and
(eeeee)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended.
1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms, companies and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

14

1.5	Entire Agreement

This Agreement, the Angle Confidentiality Agreement and the Bellatrix Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. For greater certainty, the Angle Support Agreements, the Bellatrix Support Agreements and the Non-Solicitation Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.

1.6	Currency

All sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with GAAP, and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board.

1.8	Disclosure in Writing

Reference to disclosure in writing on or prior to the Agreement Date herein shall, in the case of disclosure to Bellatrix be references exclusively to the Angle Disclosure Letter or this Agreement, or in the case of disclosure to Angle be references exclusively to the Bellatrix Disclosure Letter or this Agreement.

1.9	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.10	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of the senior officers of such Party after due inquiry. In the context of a covenant of a Party set out in this Agreement, the knowledge of such Party means the actual knowledge of the senior officers of such Party and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.11	No Strict Construction

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

15

1.12	Schedules

The following schedules attached hereto are incorporated into, and form an integral part of, this Agreement:

Schedule "A" – Plan of Arrangement

Schedule "B" – Form of Angle Support Agreement

Schedule "C" – Form of Bellatrix Support Agreement

Schedule "D" – Form of Non-Solicitation Agreement

Article 2
THE ARRANGEMENT AND MEETINGS

2.1                                      Plan of Arrangement

(a)	Subject to the terms of this Agreement, the Parties agree to carry out the Arrangement in accordance with the terms of the Plan of Arrangement.
(b)	By no later than December 20, 2013 or such earlier date as is agreed to by Bellatrix and Angle, Angle will apply to the Court, in a manner acceptable to Bellatrix, acting reasonably, for the Interim Order and thereafter will diligently seek the Interim Order and, upon receipt thereof, Angle will promptly carry out the terms of the Interim Order to the extent applicable to it. The Interim Order will provide, among other things:
(i)	for the calling and holding of the Angle Meeting, including the record date for determining the Persons to whom notice of the Angle Meeting is to be provided and for the manner in which such notice is to be provided;
(ii)	that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by Angle Shareholders shall be at least 662/3% of the votes cast on the Arrangement Resolution by Angle Shareholders present in person or represented by proxy at the Angle Meeting by Angle Shareholders and, if required by MI 61-101, minority approval after excluding the votes cast in respect of Angle Shares held by certain directors and officers of Angle (such approval described in this Subsection 2.1(b)(ii), the "Angle Shareholders' Vote");
(iii)	that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution shall be by Angle Debentureholders holding at least 662/3% of the aggregate principal amount of Angle Debentures outstanding present in person or represented by proxy at the Angle Meeting by Angle Debentureholders and, if required by MI 61-101, minority approval after excluding the votes cast in respect of Angle Debentures held by certain directors and officers of Angle (such approval described in this Section 2.1(b)(iii), the ("Angle Debentureholders' Vote");
(iv)	for the grant of Dissent Rights as provided for in the Plan of Arrangement and Interim Order; and
(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.
(c)	Provided all necessary approvals for the applicable Arrangement Resolution are obtained from the Angle Shareholders and the Bellatrix Shareholders, Angle shall, as soon as reasonably practicable following the Angle Meeting and the Bellatrix Meeting, submit the Arrangement to the Court and apply for the Final Order.
16

(d)	As soon as reasonably practicable, but in any event no later than two (2) Business Days following the issuance of the Final Order, and subject to satisfaction or waiver of the conditions set out in Article 5, each of Bellatrix on the one hand and Angle on the other hand, shall execute and deliver such closing documents and instruments and forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without further act or formality.
2.2	Circular and Meetings
(a)	As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, Angle and Bellatrix shall, with assistance from and the participation of the other: (i) prepare the Circular and cause the Circular to be mailed to the Angle Securityholders and the Bellatrix Shareholders and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed by no later than December 31, 2013; (ii) call, give notice of and convene the Angle Meeting by no later than January 31, 2014 at which meeting the applicable Arrangement Resolution shall be submitted to the Angle Securityholders entitled to vote upon such resolution for approval; and (iii) call, give notice of and convene the Bellatrix Meeting by no later than January 31, 2014 at which meeting the applicable Arrangement Resolution shall be submitted to the Bellatrix Shareholders entitled to vote upon such resolution for approval.
(b)	Angle and Bellatrix shall, with assistance from and the participation of the other, cause the Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws and to provide the Angle Shareholders and the Bellatrix Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Angle Meeting and the Bellatrix Meeting, as the case may be, and shall include, without limitation: (i) the Angle Information; (ii) a copy of the Angle Fairness Opinion; (iii) the approvals determination, and recommendations of the board of directors of Angle as set out in Subsection 2.2(c); (iv) the Bellatrix Information; (v) the approvals determination, recommendations of the board of directors of Bellatrix as set out in Section 2.2(d); and (vi) a copy of the Bellatrix Fairness Opinions.
(c)	The Circular shall state that the board of directors of Angle has unanimously: (i) determined that the Arrangement is in the best interests of Angle and the Angle Securityholders; (ii) determined that the Arrangement is fair to Angle Securityholders; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that Angle Securityholders vote in favour of the Arrangement.
(d)	The Circular shall state that the board of directors of Bellatrix has: (i) determined that the Arrangement is in the best interests of Bellatrix; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) resolved to recommend that Bellatrix Shareholders vote in favour of the Arrangement.
(e)	Bellatrix shall, in a timely manner, provide Angle with the Bellatrix Information, and such other information relating to Bellatrix as Angle may reasonably request for inclusion in the Circular (including all necessary third party consents), so as to permit Angle to comply with the timeline set out above in this Section 2.2.
17

(f)	Angle shall, subject to compliance with Applicable Canadian Securities Laws, incorporate the Bellatrix Information into the Circular substantially in the form provided by Bellatrix and Angle shall provide Bellatrix and its Representatives with an opportunity to review and comment on the Circular and any other relevant documentation and shall give due consideration to all comments made by Bellatrix. The Circular shall be in form and content satisfactory to Angle and Bellatrix, each acting reasonably, and shall comply with Applicable Canadian Securities Laws.
(g)	Angle shall ensure that the Angle Information included in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.
(h)	Bellatrix shall ensure that the Bellatrix Information provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.
2.3	General

Angle shall permit Bellatrix and its counsel to review and comment upon drafts of all material to be filed by Angle with the Court in connection with the Arrangement and any supplement or amendment thereto and provide counsel to Bellatrix, on a timely basis, with copies of any notice of appearance and evidence served on Angle or its counsel in respect of the application for Interim Order and the application for the Final Order or any appeal therefrom, and of any notice (written or oral) received by Angle indicating an intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.4	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Certificate shall be conclusive evidence that the Arrangement has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about December 12, 2013 or as soon thereafter as reasonably practicable and, in any event, by January 31, 2014.

2.5	Treatment of Angle Options and Angle RSUs
(a)	The particulars of Angle Options and Angle RSUs outstanding as at the Agreement Date have been disclosed in writing to Bellatrix by Angle on or prior to the Agreement Date, including: (i) the names of holders of Angle Options and Angle RSUs and the number of Angle Options and Angle RSUs held by them; (ii) the date of grant; (iii) the date of expiry; (iv) the exercise price of each Angle Option; and (v) the number of Angle Shares issuable on exercise of each Angle Option or Angle RSU.
(b)	The Parties acknowledge and agree that the board of directors of Angle intends to approve the vesting of the outstanding unvested Angle Options, subject to the receipt of all necessary regulatory approvals, and that all such Angle Options will become exercisable prior to the Effective Time, and that Angle and the board of directors of Angle may take all such actions as are necessary or desirable to effect the foregoing.
18

(c)	The Parties acknowledge and agree that pursuant to the terms of the Angle RSU Plan the vesting of the outstanding unvested Angle RSUs will be accelerated and such RSUs will become exercisable prior to the Effective Time and immediately prior to the Effective Time all outstanding Angle RSUs will be deemed to be exercised and the Angle Shares issuable on such exercise will be issued; provided that prior to receiving the Angle Shares issuable on the deemed exercise of the Angle RSUs, or the Bellatrix Shares or cash consideration issuable or payable for such Angle Shares pursuant to the Arrangement, a holder of Angle RSUs will be required to remit to Angle cash in an amount equal to the amount of Taxes, if any, required to be remitted by Angle in connection with deemed exercise). The Parties acknowledge and agree that Angle and the board of directors of Angle may take all such actions as are necessary or desirable to effect the foregoing; provided that neither Angle nor the board of directors of Angle may consent to an election of a holder of Angle RSUs to receive cash on the exercise of Angle RSUs (other than with respect to up to 42,000 Angle RSUs which Angle is hereby permitted to pay cash on the election of the holder of such Angle RSUs upon exercise) between the Agreement Date and Effective Time without the prior written consent of Bellatrix.
(d)	Angle agrees that prior to the time that the application for the Interim Order is heard it shall use all reasonable commercial efforts to obtain an Option Exercise and Termination Agreement, in a form satisfactory to Bellatrix acting reasonably, from each holder of Angle Options, which Option Exercise and Termination Agreement shall provide that:
(i)	each holder of Angle Options agrees, conditional upon the occurrence of the Effective Time, for all Angle Options that have not been exercised prior to the Effective Time to either (A) exercise effective immediately before the Effective Time such Angle Options for Angle Shares in accordance with the terms of the Angle Option Plan and any agreement with respect to such Angle Options (subject to the remittance by such holder of Angle Options to Angle of cash in an amount equal to the amount of Taxes, if any, required to be remitted by Angle in connection with such exercise); or (B) surrender effective immediately before the Effective Time their Angle Options to Angle in consideration for the payment in cash by Angle to the holder of an amount equal to the difference between the Cash Price per Share and the exercise price of each Angle Option held by such holder (subject to withholding by Angle of cash in an amount equal to the amount of Taxes, if any, required to be remitted by Angle in connection with such surrender); and
(ii)	each holder of Angle Options agrees, conditional upon the occurrence of the Effective Time, to surrender effective immediately before the Effective Time all Angle Options that have not been exercised or surrendered under Subsection 2.5(d)(i) above, for cancellation for an aggregate payment of $1.00 to each holder of Angle Options regardless of the number of Angle Options held by such holder.
(iii)	If Angle Option Exercise and Termination Agreements have not been entered into by all holders of Angle Options prior to obtaining the Interim Order, then, pursuant to the Arrangement:
19

(A)	holders of Angle Options that are "in-the-money" based on the Cash Price per Share shall be deemed to have surrendered prior to the acquisition by Bellatrix of any Angle Shares pursuant to the Arrangement, such Angle Options to Angle in consideration for the payment in cash to the holder of an amount equal to the difference between the Cash Price per Share and the exercise price of each Angle Option held by such holder; provided that the income tax withholding and remittance obligation of Angle with respect to such deemed surrender shall be satisfied by Angle withholding cash in an amount equal to any Taxes, if any required to be remitted in connection with such deemed surrender; and
(B)	each holder of Angle Options that are "out-of-the-money" based on the Cash Price per Share shall be deemed to have surrendered prior to the acquisition by Bellatrix of any Angle Shares pursuant to the Arrangement, all such Angle Options to Angle for cancellation for no consideration, and the Parties shall enter into an amendment or amendment and restatement of this Agreement and the Plan of Arrangement to amend the Plan of Arrangement to include to provide for the deemed surrender of the Angle Options on the basis set out above, and this Agreement shall be amended accordingly;

(e)	Satisfaction of the income tax remittance obligation with respect to the exercise or surrender of Angle Options or Angle RSUs may also be accomplished by way of the withholding by Angle from the Angle Shares (or Bellatrix Shares or cash consideration payable pursuant to the Arrangement for such Angle Shares received on the exercise or surrender of Angle Options or Angle RSUs, as applicable), otherwise deliverable to the holder of such number of Angle Options or Angle RSUs as may be determined by Angle, in its sole discretion, to be necessary to satisfy the income tax remittance obligation. Angle, Bellatrix and/or the Depositary may sell such withheld Angle Shares or Bellatrix Shares, as trustee for any holder of Angle Options or Angle RSUs, to satisfy the remittance obligation and, in connection with such exercise or surrender, the holder of the Angle Options or Angle RSUs shall consent to the sale and grant to Angle, Bellatrix and the Depositary, as trustee for the holder of the Angle Options or Angle RSUs, an irrevocable power of attorney to effect the sale of such Angle Shares or Bellatrix Shares. Any Angle Shares or Bellatrix Shares withheld by Angle shall be sold through the facilities of the TSX and the funds used to satisfy the remittance obligation.
(f)	The Parties acknowledge and agree that
(i)	Angle will elect under subsection 110(1.1) of the Tax Act, in prescribed form, in respect of an Angle Option surrendered pursuant to an Option Exercise and Termination Agreement or pursuant to the terms of the Arrangement, as applicable, that neither Angle, nor any person who does not deal at arm's length with Angle, will deduct, in computing income for the purposes of the Tax Act, any amount in respect of a cash payment made to holders of Angle Options in consideration for the surrender of such Angle Options; and
(ii)	Angle will provide holders of Angle Options who have surrendered such Angle Options with evidence in writing of the election under subsection 110(1.1) of the Tax Act.
20

2.6	Officers and Employees
(a)	Angle has disclosed in writing to Bellatrix on or prior to Agreement Date certain information with respect to each of the employees of Angle: Angle will allow Bellatrix to interview any and all employees of Angle at such times as may reasonable requested by Bellatrix.
(b)	Any employee of Angle who voluntarily resigns or is terminated for just cause prior to the Effective Time (provided that Angle shall not terminate the employment of any employee of Angle for any reason without the prior written consent of Bellatrix, such consent not to be unreasonably withheld or delayed) shall not be paid any amount on account of notice of termination, termination pay or severance pay for any reason, except with the consent of Bellatrix.
(c)	The Parties acknowledge and agree that a portion of the Angle Employee Obligations represents bonuses to be declared and paid to employees of Angle (excluding any employee who is a party to an Angle Employment Agreement) in an amount not to exceed the amount agreed to by Bellatrix and Angle prior to the Agreement Date (the "Angle Employee Bonuses"). The Parties further acknowledge and agree that the amount of such Angle Employee Bonuses to be paid to each Angle employee may be determined by the board of directors of Angle prior to the Effective Date but such amount may not be paid to such Angle employees prior to the Effective Date. The Parties acknowledge and agree that the Angle Employee Bonuses will be paid on March 31, 2014; provided that if an employee is terminated for cause or resigns prior to such date no Angle Employee Bonus will be paid to such employee and if an employee is terminated without cause prior to such date such employee shall receive the Angle Employee Bonus upon such termination.
(d)	The Parties acknowledge that the executive officers of Angle will not be offered continuing employment with Angle or Bellatrix, and that the employment of such executive officer will cease as of the Effective Time.
(e)	The Parties acknowledge that completion of the Arrangement will constitute a "Change of Control" for purposes of the existing Angle Employment Agreements. Angle has disclosed in writing Angle's bona fide good faith estimate, having regard to the assumptions set forth therein, of the Angle Employee Obligations and the Parties agree that such Angle Employee Obligations (other than the Angle Employee Bonuses) will be paid out at the Effective Time subject to such employees receiving such payments executing resignations and mutual releases in accordance with Subsections 3.2(p) and 3.2(q). As at the Effective Time, no officers, employees or consultants of Angle shall be entitled to change of control, termination or severance payments (or both), except such payments the particulars of which are disclosed in writing to Bellatrix by Angle on or prior to the Agreement Date. The Parties acknowledge and agree that the aggregate amount of bonuses to be declared and paid at the Effective Time to the officers and employees who are parties to the Angle Employment Agreements shall not exceed the amount agreed to by Bellatrix and Angle prior to the Agreement Date.
2.7	Board Nominee Right

Angle shall have the right prior to the Effective Time to request that one member of the current board of directors of Angle ("Angle Nominee") be appointed as a director of Bellatrix. To the extent that Angle makes such request prior to the Effective Time and provided such Angle Nominee is acceptable to the board of directors of Bellatrix having regard to such considerations as the board of directors of Bellatrix considers appropriate in proper discharge of their duties, including, but not limited to, such factors as the current composition of the board of directors of Bellatrix and the expertise and experience of such Angle Nominee as well as the current members of the board of directors of Bellatrix, the board of directors of Bellatrix shall authorize and approve the appointment of such Angle Nominee, such appointment to be effective immediately following the Effective Time.

21

2.8	Indemnities, Directors' and Officers' Insurance and Angle Agreements and Undertakings
(a)	Bellatrix agrees that, after the Effective Time, Angle and any successor to Angle will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, indemnities provided or available to or in favour of past and present officers and directors of Angle pursuant to the provisions of the articles, by-laws or other constating documents of Angle, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Angle and its past or current officers or directors effective on or prior to the Agreement Date and Angle has provided Bellatrix the most recent form of indemnity agreement used for its directors and officers on or prior to the Agreement Date.
(b)	Bellatrix will maintain or cause to be maintained in effect for six years from the Effective Time, customary policies of directors' and officers' liability insurance providing coverage comparable to the coverage provided by the directors' and officers' policies obtained by Angle that are in effect immediately prior to the Effective Time and providing coverage in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date. Prior to the Effective Time, Angle may, in the alternative, with the consent of Bellatrix, purchase run off directors' and officers' liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time, and in such event Bellatrix will not have any further obligation under this Subsection 2.8(b).
2.9	Applicable U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement and grants the Final Order, the issuance of the Bellatrix Shares issuable to Angle Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon Section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set out in this Section 2.9.

2.10	Income Tax Election
(a)	The exchange of Angle Shares solely for Bellatrix Shares will be structured as a tax deferred share-for-share exchange pursuant to Subsection 85.1(1) of the Tax Act. In addition, as an alternative, a Angle Shareholder shall be entitled, in the manner and in accordance with any deadlines contemplated by the Plan of Arrangement, to make an income tax election, pursuant to Subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law), with respect to the exchange of Angle Shares for Bellatrix Shares or a combination of Bellatrix Shares and cash under the Arrangement. The Arrangement will be structured to allow those Angle Shareholders who receive a combination of Bellatrix Shares and cash in consideration for their Angle Shares to have such exchange be treated as a single transaction whereby all of their Angle Shares are exchanged as a single transaction for the Bellatrix Shares and cash so received.
22

(b)	Angle, Bellatrix and the Depositary shall be entitled to deduct or withhold from any dividend or consideration payable to any Angle Securityholder, such amounts as Angle, Bellatrix or the Depositary is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid to the Angle Securityholders in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration and dividends otherwise payable to the holder, any of Angle, Bellatrix or the Depositary is hereby authorized to sell or otherwise dispose of such other portion of share portion of the consideration as is necessary to provide sufficient funds to Angle, Bellatrix or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Angle, Bellatrix and the Depositary shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

Article 3
COVENANTS

3.1	Covenants of Bellatrix

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws or except with the prior written consent of Angle (such consent not to be unreasonably withheld or delayed):

(a)	Bellatrix will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its commercially reasonable efforts to assist Angle in obtaining such orders and to carry out the intent or effect of this Agreement and the Arrangement;
(b)	Bellatrix shall not, directly or indirectly, do or permit any of the following to occur: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or make any other payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) split, combine or reclassify any of its securities; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Bellatrix or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Bellatrix Shares, other than (A) on exercise or surrender of the currently outstanding Bellatrix share options or other currently outstanding convertible or exchangeable securities of Bellatrix; (B) on the conversion or redemption of the Bellatrix Debentures; (C) the grant of Bellatrix options to purchase Bellatrix Shares granted under Bellatrix's share option plan, Bellatrix performance and restricted awards under Bellatrix's award incentive plan and Bellatrix deferred share units under Bellatrix's deferred share unit plan; (D) pursuant to the Bellatrix Financing; or (E) any such issuance of Bellatrix Shares or other securities of Bellatrix for aggregate proceeds or consideration of not more than $50 million; (v) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Bellatrix; (vi) reduce the stated capital of any of its outstanding shares; (vii) make any material adverse change to the business, capital or affairs of Bellatrix; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;
23

(c)	Bellatrix will promptly provide to Angle, for review by Angle and its counsel, prior to filing or issuance of the same, any proposed public disclosure document containing any information about or relating to the Arrangement or Angle, including any documents relating to the Bellatrix Financing, which includes such information, including without limitation, any news release or material change report, subject to Bellatrix's obligations under Applicable Canadian Securities Laws to make continuous disclosure and timely disclosure of material information, and Angle agrees to keep such information confidential until it is filed as part of the Bellatrix Public Record;
(d)	Bellatrix shall cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equivalent to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date;
(e)	Bellatrix shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;
(f)	Bellatrix shall: (i) duly and on a timely basis file all Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes which are due and payable unless validly contested; (iii) not make or rescind any material express or deemed election relating to Taxes, or file any amended Returns; (iv) not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority; (v) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Return for a taxation year ending in 2012 and prior to the Agreement Date; and (vii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of Bellatrix which are not due or payable prior to the Effective Date, except to the extent that any failure to comply with any matter referred to in this subparagraph would not reasonably be expected to have a material adverse effect on Bellatrix or would not reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the completion of the Arrangement;
(g)	Bellatrix shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election or designation except to the extent that any failure to comply would not reasonably be expected to, have a material adverse effect on Bellatrix or would not reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the completion of the Arrangement;
(h)	Bellatrix will promptly notify Angle in writing of:
(i)	any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of Bellatrix or the Arrangement;
24

(ii)	all material matters relating to claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Bellatrix, threatened, against any Bellatrix or related to the Arrangement;
(iii)	any circumstance or development that, to the knowledge of Bellatrix, would have a material adverse effect on Bellatrix or which might reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the completion of the Arrangement;
(iv)	any change affecting any representation or warranty provided by Bellatrix in this Agreement where such change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

(v)               any change in any fact or matter disclosed in writing or included in any of the information provided to Angle and its Representatives in the course of their evaluation of Bellatrix which would reasonably be considered material to Angle in the context of this Agreement or which might materially impede the ability of Bellatrix to consummate the transactions contemplated hereby; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in writing or included in such information or any representation or warranty of Bellatrix contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Angle hereunder;

(i)	Bellatrix shall assist Angle in the preparation of the Circular and all Court documents related to the Interim Order and Final Order, and provide to Angle, in a timely and expeditious manner, the Bellatrix Information for inclusion in the Circular and any amendments or supplements thereto, in each case complying in all material respects with all Applicable Canadian Securities Laws as of the date of the Circular and Bellatrix shall provide Angle and its representatives with a reasonable opportunity to review and comment on the Bellatrix Information or any Bellatrix public disclosure document delivered in connection with or relating to the Bellatrix Financing which contains information relating to Angle or the Arrangement and reasonable consideration shall be given to any comments made by Angle and its representatives;
(j)	Bellatrix will continue to maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer at the Agreement Date;
(k)	Bellatrix will maintain the listing of the Bellatrix Shares on the TSX and the NYSE MKT and the listing of the Bellatrix Debentures (except upon the occurrence of the Bellatrix Debenture Redemption) on the TSX;
(l)	Bellatrix shall use its reasonable commercial efforts to obtain new or amended credit facilities to increase Bellatrix's borrowing limit above Bellatrix's current credit facilities to allow the amounts owing on Angle's credit facilities to be paid out and discharged at the Effective Time to permit the consummation of the Arrangement;
(m)	Bellatrix will assist Angle in securing all consents of third parties that are required to permit the inclusion of any reference to their names in, or in relation to, any Bellatrix Information included in the Circular, including by reason of their name being included in a document incorporated by reference in the Circular, or otherwise, and will provide copies of such consents to Angle as soon as reasonably practicable;
25

(n)	on or prior to the Effective Date, Bellatrix shall provide the Depositary under the Plan of Arrangement, an irrevocable direction authorizing and directing such Depositary to deliver the aggregate cash consideration payable and Bellatrix Shares issuable pursuant to the Arrangement to holders of the Angle Shares in accordance with the Plan of Arrangement, together with sufficient funds to permit the Depositary to pay the aggregate cash consideration payable by it under the Plan of Arrangement;
(o)	if the requisite Debentureholders' Vote is received and provided that Bellatrix has not elected to not proceed with the purchase of the Angle Debentures pursuant to the provisions hereof, on the Effective Date, Bellatrix shall provide the Depositary under the Plan of Arrangement, an irrevocable direction authorizing and directing such Depositary to deliver the cash consideration payable pursuant to the Arrangement to holders of the Angle Debentures in accordance with the Plan of Arrangement, together with sufficient funds to permit the Depositary to pay the cash consideration payable by it to holders of the Angle Debentures under the Plan of Arrangement;
(p)	Bellatrix shall apply to the TSX for conditional approval of the listing of the Bellatrix Shares issuable pursuant to the Arrangement on the TSX and shall apply to the NYSE MKT for approval of the listing of such Bellatrix Shares on the NYSE MKT, and shall use all reasonable commercial efforts to obtain such conditional approval or approval, subject only to customary conditions for listing of such Bellatrix Shares, including receiving the approval of the Bellatrix Shareholders for the Arrangement Resolution, prior to the mailing of the Circular;
(q)	Bellatrix will make all filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, that are required to be made on the part of Bellatrix or, following the Effective Time, Angle, in connection with the transactions contemplated herein and shall take all action that may be necessary to be in compliance, in all material respects, with such Applicable Laws;
(r)	Bellatrix will cause to be taken all necessary corporate action to allot and reserve for issuance the Bellatrix Shares to be issued in exchange for Angle Shares in connection with the Arrangement;
(s)	Bellatrix shall indemnify and save harmless Angle and the directors, officers and agents of Angle from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Angle or any director, officer or agent of Angle may be subject or which Angle, or any director, officer or agent of Angle, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)	any misrepresentation or alleged misrepresentation by Bellatrix in the Circular;
(ii)	any order made or any inquiry, investigation or proceeding initiated by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or omission, of a material fact or any misrepresentation or any alleged misrepresentation by Bellatrix in the Circular; or
(iii)	Bellatrix not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

26

except that Bellatrix will not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are caused by any untrue statement or omission, or alleged untrue statement or omission, of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Angle Information included in the Circular, the negligence of Angle or any director, officer or agent of Angle or the non-compliance by Angle with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(t)	except for proxies and non-substantive communications with the holders of Bellatrix securities and communications that Bellatrix is required to keep confidential pursuant to Applicable Law, Bellatrix shall furnish promptly to Angle, or Angle's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Bellatrix from holders of Bellatrix securities or regulatory agencies in connection with: (i) the Arrangement; (ii) the Bellatrix Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; (iv) the Bellatrix Financing to the extent that it relates to Angle or the Arrangement; and (v) any dealings with stock exchanges or regulatory agencies or other Governmental Authorities in connection with the transactions contemplated by this Agreement;
(u)	Bellatrix shall convene and hold the Bellatrix Meeting, at which meeting the applicable Arrangement Resolution shall be submitted to the Bellatrix Shareholders entitled to vote upon such resolution for approval, and Bellatrix shall provide notice to Angle of the Bellatrix Meeting and allow Angle's Representatives to attend such meeting;
(v)	Bellatrix shall use commercially reasonable efforts to solicit proxies to be voted at the Bellatrix Meeting in favour of matters to be considered at the Bellatrix Meeting, including the applicable Arrangement Resolution (which shall not require Bellatrix to engage a proxy solicitation agent);
(w)	Bellatrix shall advise Angle, as Angle may request, and on a daily basis on each of the last ten Business Days prior to the proxy cutoff date for the Bellatrix Meeting, as to the aggregate tally of the proxies received by Bellatrix in respect of the Arrangement Resolution and any other matters to be considered at the Meeting;
(x)	Bellatrix shall conduct the Bellatrix Meeting in accordance with the by-laws of Bellatrix and any instrument governing the Bellatrix Meeting, as applicable, and otherwise in accordance with Applicable Laws;
(y)	Bellatrix shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws;
(z)	Bellatrix shall use its reasonable commercial efforts to satisfy, or cause the satisfaction of, the conditions set out in Sections 5.1 and 5.3 as soon as reasonably practicable following execution of this Agreement to the extent that the satisfaction of the same is within the control of Bellatrix;
(aa)	Bellatrix shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement; and
(bb)	Bellatrix shall ensure that it will have available funds, or availability under its credit facilities, to pay the cash consideration payable to the Angle Securityholders pursuant to the Arrangement or, if applicable, the Angle Termination Fee and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required.
27

3.2	Covenants of Angle

From the Agreement Date until the earlier of the completion of the Arrangement or the termination of this Agreement in accordance with Article 8 except as otherwise expressly permitted or specifically contemplated by this Agreement, or as otherwise required by Applicable Laws:

(a)	Each member of the Angle Group shall conduct its business in the usual and ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any oil or natural gas property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use commercially reasonable efforts to maintain and preserve its business, assets, properties and goodwill and maintain satisfactory business relationships with suppliers, distributors, customers and others having business relationships with it;
(b)	Angle shall not, directly or indirectly, do or permit any of the following to occur: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or make any other payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise or surrender of the currently outstanding Angle Options or Angle RSUs), grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Angle or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Angle Shares; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Angle; (vii) pursue, complete or agree to complete any corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any material change to the business, capital or affairs of Angle; (viii) reduce the stated capital of any of its outstanding shares; (ix) pay, discharge or satisfy any material claims, liabilities or obligations; (x) terminate or hire any employees, except as contemplated by this Agreement; or (xi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;
(c)	Angle shall execute and adhere to the Angle Approved Capital Program and Budget, unless otherwise agreed to by Bellatrix, and Angle shall consult with Bellatrix, on a regular basis, in respect of the ongoing business and affairs of Angle and keep Bellatrix apprised of all material developments relating thereto;
(d)	Angle shall not, without the prior consultation with, and the prior written consent of, Bellatrix (not to be unreasonably withheld), directly or indirectly, except for expenditures considered necessary by Angle, acting reasonably, to preserve or protect the health or safety of individuals or to preserve or protect of property or the environment, or other than as contemplated by the Angle Approved Capital Program and Budget: (i) sell, pledge, dispose of or encumber any assets having a value in the aggregate in excess of $250,000, except production in the ordinary course of business; (ii) expend or commit to expend any amount with respect to any capital expenditure other than as contemplated by the Angle Approved Capital Program and Budget in an aggregate amount in excess of $500,000; (iii) expend or commit to expend aggregate amounts in excess of $250,000 with respect to operating expenses, other than operating expenses incurred pursuant to the Arrangement or this Agreement; (iv) acquire or agree to acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership, trust or other business organization or division thereof that is not a subsidiary or affiliate of Angle as of the Agreement Date, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) acquire any assets having aggregate acquisition costs in excess of $250,000; (vi) incur or commit to incur any indebtedness for borrowed money in excess of existing credit facilities provided such indebtedness is as incurred otherwise in contemplation with the other provisions of this Section 3.2(d), or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or as otherwise contemplated by this Agreement; (vii) authorize, recommend or propose any release or relinquishment of any Material Contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing Material Contract or any material license, lease, production sharing agreement, government land concession or other material document; (ix) surrender, release or abandon the whole or any part of its assets (excluding oil and natural gas lease expiries as disclosed in writing to Bellatrix by Angle on or prior to the Agreement Date) (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xi) enter into any non-arm's length transactions including with any officers, directors, employees or consultants of Angle or transfer any property or assets of Angle to any directors, officers, employees or consultants; (xii) reimburse or approve or authorize the reimbursement of any expenses (other than those incurred in the ordinary course of business consistent with past practices) of any officer, employee or consultant of Angle; (xiii) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Angle Financial Statements or otherwise in the ordinary course of business; (xiv) enter into any agreements for the sale of production having a term of more than 30 days; (xv) enter into any consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or (xvi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;
28

(e)	other than to permit accelerated vesting of currently outstanding Angle Options or Angle RSUs as contemplated by this Agreement, no member of the Angle Group shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock option plan, fund or arrangement for the benefit of employees, except as is necessary to comply with Applicable Laws or the existing provisions of any such plans, programs, arrangements or agreements or as contemplated herein;
(f)	other than the payment of Angle Employee Obligations upon completion of the Arrangement (excluding the Angle Employee Bonuses, which shall be paid out in accordance with Subsection 2.6(c)), neither Angle nor any other member of the Angle Group shall: (i) make any payment to any employee, officer, director or consultant outside of their ordinary and usual compensation for services provided, other than as contemplated herein; (ii) grant any officer, director, employee or consultant an increase in compensation in any form; (iii) grant any general salary increase; (iv) take any action with respect to the amendment of any severance, change of control or termination pay policies or arrangements for any directors, officers or employees, except as contemplated herein; (v) enter into or amend any existing employment, severance, termination or change of control agreement; (v) adopt or amend (other than to permit accelerated vesting of currently outstanding Angle Options or Angle RSUs as contemplated by this Agreement) any stock option plan or other equity compensation plan, including the Angle Option Plan or the Angle RSU Plan, or the terms of any outstanding options or rights thereunder; nor (vi) advance any loan to any officer, director, employee, consultant or any other party not at arm's length;
29

(g)	Angle will promptly provide to Bellatrix, for review by Bellatrix and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to Angle's obligations under Applicable Canadian Securities Laws to make continuous disclosure and timely disclosure of material information, and Bellatrix agrees to keep such information confidential until it is filed as part of the Angle Public Record;
(h)	Each member of the Angle Group, as applicable, shall cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equivalent to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date and Angle shall consult with Bellatrix with respect to all such matters prior to taking any action in respect thereof;
(i)	No member of the Angle Group shall take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;
(j)	Angle will promptly notify Bellatrix in writing of:
(i)	any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of any member of the Angle Group or the Arrangement;
(ii)	all material matters relating to claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Bellatrix, threatened, against any member of the Angle Group or related to the Arrangement;
(iii)	any circumstance or development that, to the knowledge of Angle, would have a material adverse effect on the Angle Group (taken as a whole) or which might reasonably be expected to impede, interfere with or delay the Arrangement or prevent the completion of the Arrangement;
(iv)	any change affecting any representation or warranty provided by Angle in this Agreement where such change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and
(v)	any change in any fact or matter disclosed in writing or included in any of the information provided to Bellatrix and its Representatives in the course of their evaluation of Angle which would reasonably be considered material to Bellatrix in the context of this Agreement or which might materially impede the ability of Angle to consummate the transactions contemplated hereby; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in writing or included in such information or any representation or warranty of Angle contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Bellatrix hereunder;
30

(k)	Angle shall use its reasonable commercial efforts to obtain the written consent of its bankers, creditors and any other third parties to the extent required to permit the consummation of the Arrangement or as otherwise contemplated hereby and shall provide a copy of each such consent to Bellatrix on or prior to the Effective Date, provided that nothing in this Subsection 3.2(k) shall require Angle to make any payments to obtain any of the consents referred to above in this Subsection 3.2(k);
(l)	Angle will maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer at the Agreement Date;
(m)	Angle will maintain the listing of the Angle Shares and Angle Debentures on the TSX;
(n)	Angle shall indemnify and save harmless Bellatrix and the directors, officers and agents of Bellatrix from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Bellatrix or any director, officer or agent of Bellatrix, may be subject or which Bellatrix, or any director, officer or agent of Bellatrix, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)	any misrepresentation or alleged misrepresentation by Angle in the Circular or in any information provided by Angle for inclusion or incorporation by reference in any Bellatrix public disclosure document, including any prospectuses, filed in connection with the Bellatrix Financing;
(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular or in any information provided by Angle for inclusion or incorporation by reference in any Bellatrix public disclosure document, including any prospectuses, filed in connection with the Bellatrix Financing; or
(iii)	Angle not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that Angle shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are caused by, any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Bellatrix Information included in the Circular or the negligence of Bellatrix or any director, officer or agent of Angle or the failure of Bellatrix to comply with Applicable Law in connection with the transactions contemplated by this Agreement;

31

(o)	except for proxies and non-substantive communications with the holders of Angle securities and communications that Angle is required to keep confidential pursuant to Applicable Law, Angle shall furnish promptly to Bellatrix, or Bellatrix's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Angle from holders of Angle securities or regulatory agencies in connection with: (i) the Arrangement; (ii) the Angle Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with stock exchanges or regulatory agencies in connection with the transactions contemplated by this Agreement;
(p)	Angle shall use reasonable commercial efforts to cause the resignation of its directors and officers effective at the Effective Time;
(q)	Angle shall use reasonable commercial efforts to secure mutual releases, in a form and substance satisfactory to Bellatrix (or in the case of employees who have a form of release attached to their relevant employment agreement, in such form as is attached to their relevant employment agreement) in favour of Bellatrix and Angle by each director and officer of Angle and by each employee of Angle who has received or will receive a severance or change of control payment as a result of the Arrangement;
(r)	Angle shall convene and hold the Angle Meeting, at which meeting the applicable Arrangement Resolution shall be submitted to the Angle Securityholders entitled to vote upon such resolution for approval, and Angle shall provide notice to Bellatrix of the Angle Meeting and allow Bellatrix's Representatives to attend such meeting;
(s)	Angle shall solicit proxies to be voted at the Angle Meeting in favour of matters to be considered at the Angle Meeting, including the applicable Arrangement Resolution and, if requested by Bellatrix, acting reasonably, shall engage a proxy solicitation agent (provided that the costs of any such proxy solicitation agent will not form part of the Angle Transaction Costs and will be paid by Bellatrix) to solicit proxies in favour of the Arrangement Resolution and cooperate with any Persons engaged to solicit proxies in favour of the approval of the Arrangement Resolution;
(t)	Angle shall advise Bellatrix, as Bellatrix may request, and on a daily basis on each of the last ten Business Days prior to the proxy cutoff date for the Angle Meeting, as to the aggregate tally of the proxies received by Angle in respect of the Arrangement Resolution and any other matters to be considered at the Meeting;
(u)	Angle shall conduct the Angle Meeting in accordance with the by-laws of Angle and any instrument governing the Angle Meeting (including without limitation, the Interim Order and the Angle Debenture Indenture), as applicable, and otherwise in accordance with Applicable Laws;
(v)	Angle shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws (including the filing of the unaudited comparative financial statements of Angle as at and for the three and nine month periods ended September 30, 2013, together with the notes thereto in accordance with Applicable Laws);
32

(w)	in the event that Dissent Rights are conferred upon any of the Angle Securityholders under the terms of the Interim Order, Angle shall promptly advise Bellatrix of the number of Angle Securityholders for which Angle receives notices of dissent or written objections to the Arrangement and provide Bellatrix with copies of such notices and written objections on an as received basis and subject to Applicable Laws, shall provide Bellatrix with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Angle to any Angle Securityholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and reasonable consideration shall be given to any comments made by Bellatrix and its counsel prior to sending any such written communications. Angle shall not settle any claims with respect to Dissent Rights without the prior written consent of Bellatrix, not to be unreasonably withheld or delayed;
(x)	Angle shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including, without limitation, all Persons who are non-residents of Canada for the purposes of the Tax Act, all amounts that are required to be so withheld by any Applicable Laws and Angle shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;
(y)	Angle shall: (i) duly and on a timely basis file all Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes which are due and payable unless validly contested; (iii) not make or rescind any material express or deemed election relating to Taxes, or file any amended Returns; (iv) not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority; (v) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Return for a taxation year ending in 2012 and prior to the Agreement Date; and (vii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of Angle which are not due or payable prior to the Effective Date;
(z)	Except in connection with or as a result of a Pre-Acquisition Reorganization, Angle will not, directly or indirectly reduce the amount or amend the characterization of any of its individual categories of tax attributes, including, without limitation, any of its resource pools or non-capital loss carry-forwards;
(aa)	Angle shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election or designation, without the consent of Bellatrix, such consent not to be unreasonably withheld;
(bb)	Angle shall ensure that it has available funds to permit the payment of the Bellatrix Termination Fee having regard to its other liabilities and obligations, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;
(cc)	Angle shall use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set out in Sections 5.1 and 5.2 as soon as reasonably practicable following execution of this Agreement to the extent that the satisfaction of the same is within the control of Angle;
(dd)	Angle shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement;
33

(ee)	Angle shall make available to Bellatrix, and consents to the use of, all financial statements, reserve information and other information of Angle which may be required to be disclosed by Bellatrix in any Bellatrix documents, including, without limitation, any business acquisition report, information circular or prospectus of Bellatrix, and any amendments thereto, as may be necessary or required in respect of the Bellatrix Financing or otherwise under Applicable Canadian Securities Laws or Applicable U.S. Securities Laws. Such financial statements shall be prepared in accordance with GAAP. If required by Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, such financial statements shall be audited or reviewed, as the case may be, by Angle's auditors and Angle shall use its reasonable commercial efforts to have its auditors and reserve engineers, to the extent required by Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, provide the consent to the use of their reports and the use of their name in connection with any disclosure by Bellatrix of such financial statements and/or reserves reports; and
(ff)	Angle shall, and shall use its reasonable commercial efforts to, have its advisors and representatives to provide such cooperation to Bellatrix as Bellatrix may be reasonably requested in connection with the Bellatrix Financing, including one or more of the following cooperative actions if so requested:
(i)	participating in meetings, drafting sessions and due diligence sessions;
(ii)	furnishing the underwriters or agents with such financial, reserve, business, operational and other pertinent information regarding Angle as may be reasonably requested by Bellatrix, the underwriters or the agents;
(iii)	cooperating with Bellatrix in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with the Bellatrix Financing;
(iv)	using its reasonable commercial efforts to obtain customary accountants comfort letters, legal letters, professional firm consents and other documentation and items relating to the Bellatrix Financing as requested by Bellatrix and, if reasonably requested by Bellatrix, to cooperate with and assist it in obtaining such documentation and items; and
(v)	taking all such corporate actions that are necessary or customary to permit the consummation of the Bellatrix Financing.
3.3	Mutual Covenants Regarding the Arrangement

From the Agreement Date until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, each Party shall:

(a)	use its reasonable commercial efforts to complete the Arrangement on or before December 12, 2013;
(b)	use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts to:
34

(i)	obtain all waivers, consents and approvals from other parties to loan agreements, leases and other Contracts to which it is a party that may be necessary or desirable to permit the completion of the Arrangement on the terms contemplated hereby;
(ii)	obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder; and
(iii)	oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby.
(c)	in connection with the Competition Act Approval:
(i)	Bellatrix and Angle shall as promptly as reasonably practicable and in any event within 10 Business Days of the Agreement Date, duly file with the Commissioner a request for an ARC pursuant to Section 102 of the Competition Act and supply the Commissioner with such additional information as the Commissioner may request. Bellatrix shall have the primary responsibility for the preparation and submission of a request for an ARC pursuant to Section 102 of the Competition Act. Bellatrix and Angle shall respond as promptly as reasonably practicable under the circumstances to any inquiries received from the Commissioner for additional information or documentation and to all inquiries and requests received from the Commissioner;
(ii)	the Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with the Competition Act Approval, including providing each other with advance copies and reasonable opportunities to comment on all filings made to the Commissioner and any additional or supplementary information supplied pursuant thereto in respect of the Competition Act, and all notices and correspondence received from the Commissioner with respect to any filings under the Competition Act and shall consider in good faith their respective comments on all draft filings; and
(iii)	notwithstanding any other provision herein, in no event will Bellatrix be required hereunder or otherwise to agree to any hold separate, divestiture or other order, decree or restriction on the businesses of Bellatrix or any other business, the conduct thereof or future transactions;
(d)	use its reasonable commercial efforts to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected or submitted by it in connection with the Arrangement, including, without limitation, under the Competition Act as set out above in Subsection 3.3(c), and to obtain all necessary consents, waivers and approvals required to be obtained by it in connection with the Arrangement, and each of Bellatrix and Angle will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other Party of its obligations under this Subsection 3.3(d) including, without limitation, assisting with the preparation and filing of any applications and continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Bellatrix and Angle, subject in all cases to the Angle Confidentiality Agreement and Bellatrix Confidentiality Agreement. Without limiting the generality of the foregoing, to the extent Competition Act Approval represents a condition precedent under Subsection 5.1(g) each of Bellatrix and Angle shall furnish to the other Party such information and assistance as the other Party may reasonably request in connection with its preparation of any filing or submission that may be necessary or advisable in connection with the Arrangement; and
35

(e)	notwithstanding any other provision in this Agreement, (including Subsections 3.3(c)(ii), 3.3(d) and 3.3(f) except as otherwise required by Applicable Law, where either Bellatrix or Angle, as the case may be, is obligated to provide information that it deems, acting reasonably, to be competitively sensitive information to the other Party in connection with the Competition Act Approval, Bellatrix or Angle, as the case may be, shall provide such competitively sensitive information only to the external legal counsel of the other Party or to external experts hired by external counsel to Bellatrix or Angle (or both) on the basis that such competitively sensitive information shall not be shared by such counsel or external experts with any other Person other than the Commissioner; and
(f)	use its reasonable commercial efforts to cooperate with the other Party in connection with the performance by the other Party of its obligations under this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between Representatives of Bellatrix and Angle, subject in all cases to the applicable Confidentiality Agreement.
3.4	Angle's Covenants Regarding Non-Solicitation
(a)	Angle shall (i) immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of officers, directors, employees, advisors, representatives and agents ("Representatives") of Angle), if any, with any third parties (other than Bellatrix) initiated before the Agreement Date with respect to any Acquisition Proposal; (ii) as and from the Agreement Date until termination of this Agreement pursuant to Article 8, discontinue providing access to any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise; (iii) shall (pursuant to and in accordance with each applicable confidentiality agreement) promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with Angle and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) will not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, in respect of, any rights or other benefits under any confidentiality agreements to which Angle is a party, including, without limitation, any "standstill provisions" thereunder. Angle undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the Agreement Date.
(b)	Angle shall not, directly or indirectly, do, or authorize or permit any of its Representatives to do, any of the following:
(i)	solicit, assist or knowingly facilitate, initiate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information;
36

(ii)	withdraw or modify, or propose to withdraw or modify, in any manner adverse to Bellatrix, the approvals, determinations and recommendations of the board of directors of Angle as set out in Subsection 2.2(c);
(iii)	enter into or participate in any negotiations or any discussions regarding an Acquisition Proposal, or furnish or provide access to any information with respect to its securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing; or
(iv)	accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse any Acquisition Proposal;

provided, however, that notwithstanding any other provisions of Subsection 3.4(a)(ii) or this Subsection 3.4(b), Angle and its Representatives may:

(v)	enter into, or participate in, any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by Angle or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Angle Confidentiality Agreement (provided that such confidentiality agreement shall provide for the disclosure thereof, along with the information provided thereunder, to Bellatrix), may furnish to such third party information concerning Angle and its business, affairs, properties and assets, in each case if, and only to the extent that:
(A)	the third party has first made an unsolicited written bona fide Acquisition Proposal and the board of directors of Angle determines in good faith: (1) that funds or other consideration necessary for the consummation of such Acquisition Proposal are available or, as demonstrated to the board of directors of Angle, acting in good faith, that adequate financing arrangements will be in place to ensure that the third party will have the funds necessary for the consummation of the Acquisition Proposal, if any; (2) that is not subject to any due diligence or access condition, other than to permit access to the books, records or personnel of the Angle Group which is not more extensive than that which would customarily be provided for confirmatory due diligence purposes and which access shall not extend beyond the seventh calendar day after which such access is first afforded to the Person making such Acquisition Proposal; (3) that the board of directors of Angle and any relevant committee thereof has determined in good faith (after receipt of advice from a financial advisor and outside legal counsel) is reasonably capable of completion within a time frame that is reasonable in the circumstances taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (4) after consultation with its financial advisor, that the Acquisition Proposal would if consummated in accordance with its terms (but not assuming away any risks of non-completion), result in a transaction financially superior for the Angle Shareholders than the transaction contemplated by this Agreement in its current form (including taking into account any modifications to this Agreement proposed by Bellatrix as contemplated by Subsection 3.4(d)); and (f) after receiving the advice of outside legal counsel, as reflected in minutes of the board of directors of Angle, that the taking of such action is necessary for the board of directors of Angle in the discharge of its fiduciary duties under Applicable Laws (a "Superior Proposal"); and
37

(B)	prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Angle provides notice to Bellatrix to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to Bellatrix the information required to be provided under Subsection 3.4(d);
(vi)	comply with Division 3 of Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and
(vii)	withdraw any approval or recommendation contemplated by Subsection 3.4(b)(ii) and accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party but only if prior to such acceptance, recommendation, approval or implementation, (A) the board of directors of Angle shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Subsection 3.4(d) and after receiving the advice of its financial advisor and outside legal counsel, as reflected in minutes of the board of directors of Angle, that the taking of such action is necessary for the board of directors in the discharge of its fiduciary duties under Applicable Laws, (B) Angle complies with its obligations set out in Subsection 3.4(d), and (C) Angle terminates this Agreement in accordance with Subsection 8.1(g) and concurrently therewith pays the amount required by Section 6.1.
(c)	Angle shall promptly (and in any event within 24 hours of receipt by Angle) notify Bellatrix (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Angle, its assets, or any amendments to the foregoing received by Angle. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) received by Angle or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request (to the extent then known by Angle). Angle shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as Bellatrix may reasonably request (to the extent then known by Angle). Angle shall keep Bellatrix fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all reasonable inquiries by Bellatrix with respect thereto, and shall provide to Bellatrix copies of all material correspondence and other written material sent to or provided to Angle by any Person in connection with such inquiry, proposal, offer or request or sent or provided by Angle to any Person in connection with such inquiry, proposal, offer or request.
38

(d)	Following receipt of a Superior Proposal, Angle shall give Bellatrix, orally and in writing, at least 72 hours advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall (i) confirm that the board of directors of Angle has determined that such Acquisition Proposal constitutes a Superior Proposal; (ii) identify the third party making the Superior Proposal; (iii) confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any due diligence or access condition; and (iv) confirm that a definitive agreement to implement such Superior Proposal has been settled between Angle and such third party in all material respects, and Angle will concurrently provide a true and complete copy thereof and, will thereafter promptly provide any amendments thereto, to Bellatrix. During the 72 hour period commencing on the delivery of such notice, Angle agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal` and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period, Angle shall, and shall cause its financial and legal advisors to, negotiate in good faith with Bellatrix and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Angle to proceed with the Arrangement, as amended, rather than the Superior Proposal. In the event Bellatrix confirms in writing its commitment to amend this Agreement to provide a transaction financially superior for the Angle Shareholders than the Superior Proposal and so advises the board of directors of Angle prior to the expiry of such 72 hour period, the board of directors of Angle shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. Notwithstanding the foregoing, and for greater certainty, Bellatrix shall have no obligation to make or negotiate any changes to this Agreement in the event that Angle is in receipt of a Superior Proposal. Angle acknowledges that each successive material modification of any Superior Proposal shall constitute a new Superior Proposal for purposes of the requirement under this Subsection 3.4(d) to initiate a new 72 hour notice period.
(e)	The board of directors of Angle shall reaffirm its recommendation of the Arrangement by news release promptly, and in any event within 72 hours of being requested to do so by Bellatrix (or in the event that the Angle Meeting to approve the Arrangement is scheduled to occur within such 72 hour period, prior to the scheduled date of such meeting), in the event that (i) any Acquisition Proposal is publicly announced unless the board of directors of Angle has determined that such Acquisition Proposal constitutes a Superior Proposal in accordance with this Section 3.4; or (ii) the Parties have entered into an amended agreement pursuant to Subsection 3.4(d) that results in any Acquisition Proposal not being a Superior Proposal.
(f)	Bellatrix agrees that all information that may be provided to it by Angle with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "Evaluation Material" as that term is defined in the Angle Confidentiality Agreement and such information shall not be disclosed or used except in accordance with the Angle Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.
(g)	Each Party shall ensure that its Representatives are aware of the provisions of this Section 3.4. Angle shall be responsible for any breach of this Section 3.4 by its Representatives.
3.5	Access to Information
(a)	From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, Angle shall, subject to compliance with Applicable Laws and the Angle Confidentiality Agreement and upon reasonable notice, provide Bellatrix and its Representatives access, during normal business hours and at such other time or times as Bellatrix may reasonably request, to its premises (including field offices and sites), books, Contracts, Returns, records, computer systems, properties, employees and management personnel and shall furnish promptly to Bellatrix all information concerning its business, properties, operations and personnel as Bellatrix may reasonably request in order to permit Bellatrix to be in a position to expeditiously and efficiently integrate the business and operations of Angle with those of Bellatrix immediately upon but not prior to the Effective Date. From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, Angle agrees to keep Bellatrix appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the Agreement Date that would reasonably be considered relevant and material to a prudent operator of the business and operations of Angle. From and after the Agreement Date until the Effective Time or the termination of this Agreement, Angle shall confer with Bellatrix prior to taking action with respect to any material operational matters involving its business and Angle shall update Bellatrix as to all material matters following any weekly operations meetings held by Angle and, if requested by Bellatrix, shall allow Bellatrix personnel to attend such weekly operations meetings.
39

(b)	The Parties acknowledge and agree that all information provided by Angle to Bellatrix (or any of its Representatives) pursuant to this Section 3.5 shall be considered to be "Evaluation Material" for purposes of the Angle Confidentiality Agreement and shall be subject to the Angle Confidentiality Agreement.
3.6	Pre-Acquisition Reorganization

Angle shall reasonably cooperate with Bellatrix and its tax advisors in structuring the Arrangement and other transactions contemplated to occur in conjunction with the Arrangement and any Pre-Acquisition Reorganization (as defined below) in a tax effective manner and assist Bellatrix and its tax advisors in making such investigations and enquiries with respect to Angle in that regard, as Bellatrix and its tax advisors shall consider necessary provided that Angle shall not be obligated to consent or agree to any structuring contemplated by this Section 3.6 that (i) would have the effect of reducing the consideration to be received under the Arrangement by any of the Angle Securityholders; (ii) impose any incremental tax obligations on the Angle Securityholders in connection with the Arrangement or a Pre-Acquisition Reorganization; or (iii) may have an adverse effect on Angle or its business or assets if the Arrangement is not consummated for any reason, and unless it has received an appropriate indemnity indemnifying it for all liabilities, damages, claims, judgements, costs, expenses, and losses which it may suffer or incur as a result of such Pre-Acquisition Reorganization. "Pre-Acquisition Reorganization" means any reorganization of the corporate structure, capital structure, business, operations and assets of Angle prior to the acquisition by Bellatrix of all of the issued and outstanding Angle Shares. Without limiting the generality of, and subject to the foregoing, Angle agrees to co-operate with Bellatrix in order to facilitate any such reorganization, amalgamations, transactions or Pre-Acquisition Reorganization which Bellatrix determines would be advisable to enhance the tax efficiency of the combined corporate group and any anticipated dispositions and to provide such information on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of any such reorganization, amalgamations, transactions or Pre-Acquisition Reorganization as is reasonably requested by Bellatrix. Any Pre-Acquisition Reorganization costs shall not be included in Angle Transaction Costs.

40

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Bellatrix

Bellatrix hereby makes the representations and warranties set out in this Section 4.1 to, and in favour of, Angle and acknowledges that Angle is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Organization and Qualification. Bellatrix has been duly amalgamated and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Bellatrix is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a material adverse effect on Bellatrix.
(b)	Authority Relative to this Agreement. Bellatrix has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Bellatrix of the transactions contemplated by the Arrangement have been duly authorized by the board of directors of Bellatrix and no other proceedings on the part of Bellatrix are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein other than the approval of the Arrangement Resolution by Bellatrix Shareholders and approval of the Circular and matters relating to the Bellatrix Meeting by the board of directors of Bellatrix. This Agreement has been duly executed and delivered by Bellatrix and constitutes a legal, valid and binding obligation of Bellatrix enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(c)	Subsidiaries. Bellatrix has no subsidiaries that have any assets or liabilities.
(d)	No Violations. Except as contemplated by this Agreement:
(i)	neither the execution and delivery of this Agreement by Bellatrix nor the consummation of the transactions contemplated by the Arrangement nor compliance by Bellatrix with any of the provisions hereof will:
(A)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Bellatrix or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of Bellatrix; or (2) subject to the approval of the Arrangement by Bellatrix's bankers, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Bellatrix is a party or to which it, or any of their properties or assets, may be subject; or
41

(B)	subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Bellatrix or any of its properties or assets; and
(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect;

(except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances (other than Permitted Encumbrances), suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any material adverse effect on Bellatrix, or significantly impede the ability of Bellatrix to consummate the transactions contemplated by the Arrangement); or

(ii)	other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Bellatrix Shareholders, Court, Governmental Authorities (including the Competition Act Approval), the TSX and the NYSE MKT:
(A)	there is no legal impediment to Bellatrix's consummation of the Arrangement; and
(B)	no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Bellatrix in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a material adverse effect on Bellatrix, or significantly impede the ability of Bellatrix to consummate the Arrangement.
(e)	Bellatrix Shares. Bellatrix has reserved and allotted a sufficient number of Bellatrix Shares as are issuable pursuant to the Arrangement, and, subject to the terms and conditions of the Arrangement, such Bellatrix Shares will be validly issued as fully paid and non-assessable pursuant to the Arrangement.
(f)	Funds Available. Bellatrix has sufficient funds available to pay the Angle Termination Fee and upon completion of the Bellatrix Financing, Bellatrix will have sufficient funds available, or availability under its credit facilities, to pay the cash consideration payable to the Angle Securityholders pursuant to the Arrangement.
(g)	Litigation. There are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Bellatrix, threatened, affecting or that would reasonably be expected to affect Bellatrix or affecting or that would reasonably be expected to affect any of its properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of Bellatrix which would reasonably be expected to cause, individually or in the aggregate, a material adverse change to Bellatrix, or would significantly impede the ability of Bellatrix to consummate the Arrangement.
42

(h)	Taxes, etc. Except as disclosed in writing on or prior to the Agreement Date, or to the extent that any matter referred to in this subparagraph does not, and would not reasonably be expected to, have a material adverse effect on Bellatrix:
(i)	all Tax Returns required to be filed by or on behalf of Bellatrix for periods ended on and prior to the Agreement Date have been duly filed on a timely basis and such Tax Returns are complete and correct in all material respects. All material Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by Bellatrix with respect to items or periods covered by such Tax Returns;
(ii)	Bellatrix has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable on or prior to the Agreement Date whether or not shown as being due on any Tax Return, or, where payment is not yet due, Bellatrix has established adequate accruals in conformity with GAAP in the Bellatrix Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Bellatrix has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;
(iii)	no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Bellatrix that have not yet been settled;
(iv)	no material liability (or reasonable claim of material liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement to which Bellatrix is a party as a result of this transaction;
(v)	Bellatrix is not a party to any action or proceeding for assessment or collection of a material amount of Taxes, nor, to the knowledge of Bellatrix, has such an event been asserted in writing by any Governmental Authority or threatened against Bellatrix or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or material Tax Returns of Bellatrix or its subsidiaries. No audit by Taxing Authorities of Bellatrix or its subsidiaries is in process or to the knowledge of Bellatrix, pending; and

(vi)             Bellatrix is not a party to or bound by any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement which will have effect after the Effective Time;

(i)	Investment Canada Act. Bellatrix is not a "non-Canadian" within the meaning of the Investment Canada Act.
43

(j)	Securities Laws. Bellatrix is a "reporting issuer" in each of the Provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Bellatrix Shares and Bellatrix Debentures are listed and posted for trading on the TSX. The Bellatrix Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act, and Bellatrix is in compliance in all material respects with its obligations thereunder. The Bellatrix Shares are listed and posted for trading on the NYSE MKT. Bellatrix is not in material default of any material requirements of any Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or any rules or regulations of, or agreement with, the TSX and the NYSE MKT. No delisting, suspension of trading in or cease trading order with respect to Bellatrix Shares or Bellatrix Debentures (except upon the occurrence of the Bellatrix Debenture Redemption) is pending or, to the knowledge of Bellatrix, threatened. The documents and information comprising Bellatrix Public Record did not at the respective times they were filed with the relevant securities regulatory authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in Bellatrix Public Record prior to the Agreement Date. Bellatrix has not filed any confidential material change report that, at the Agreement Date, remains confidential.
(k)	Capitalization. As of the Agreement Date, the authorized capital of Bellatrix consists of an unlimited number of Bellatrix Shares. As of the Agreement Date, 110,427,454 Bellatrix Shares are issued and outstanding. In addition, as at the Agreement Date, Bellatrix has issued and outstanding $44,951,000 aggregate principal amount of Bellatrix Debentures. Other than Bellatrix options to purchase up to 9,206,229 Bellatrix Shares granted under Bellatrix's share option plan, 979,000 Bellatrix performance and restricted awards granted under Bellatrix's award incentive plan which provide for the issuance of Bellatrix Shares under certain circumstances including receiving the approval of the Bellatrix Shareholders for such issuance, 530,600 Bellatrix deferred share units granted under Bellatrix's deferred share unit plan which provide for the issuance of Bellatrix Shares under certain circumstances including receiving the approval of the Bellatrix Shareholders for such issuance and Bellatrix Debentures convertible into up to 8,026,967 Bellatrix Shares (or upon the redemption or maturity of Bellatrix Debentures Bellatrix may satisfy its obligations by the issuance of such number of Bellatrix Shares as is calculated in accordance with the trust indenture governing the terms of such Bellatrix Debentures), there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Bellatrix of any securities of Bellatrix (including Bellatrix Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Bellatrix (including Bellatrix Shares). All outstanding Bellatrix Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Bellatrix Shares issuable upon the exercise of Bellatrix Options or upon the conversion, redemption or maturity of Bellatrix Debentures in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Bellatrix Shares, there are no securities of Bellatrix outstanding which have the right to vote generally with Bellatrix Shareholders on any matter.
(l)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, Bellatrix Shares, Bellatrix Debentures (except upon the occurrence of the Bellatrix Debenture Redemption) or any other securities of Bellatrix has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Bellatrix, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.
44

(m)	Financial Statements. Bellatrix Financial Statements, and any interim or annual financial statements filed by or on behalf of Bellatrix on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were, or when so filed, will have been, prepared in accordance with GAAP and present or, when so filed, will present fairly in accordance with GAAP in the consolidated financial position, results of operations and changes in financial position of Bellatrix on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Bellatrix's accounting policies, except as described in the notes to the Bellatrix's Financial Statements, since January 1, 2012.
(n)	Books and Records. The financial books, records and accounts of Bellatrix, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Bellatrix and (iii) accurately and fairly reflect the basis for Bellatrix Financial Statements. The corporate records and minute books of Bellatrix have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Angle except that minutes of certain recent meetings of the board of directors of Bellatrix have not been prepared or finalized as at Agreement Date (provided that details of the matters discussed at such meetings have been disclosed to Angle prior to the Agreement Date).
(o)	Absence of Undisclosed Liabilities. Except as disclosed in writing to Angle or in the Bellatrix Public Record on or prior to Agreement Date, Bellatrix does not have any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:
(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in Bellatrix Financial Statements (the "Bellatrix Balance Sheet");
(ii)	those incurred in the ordinary course of business and not required to be set forth in Bellatrix Balance Sheet under GAAP;
(iii)	those incurred in the ordinary course of business since the date of Bellatrix Balance Sheet and consistent with past practice; and
(iv)	those incurred in connection with the execution of this Agreement.
(p)	Absence of Certain Changes or Events. Except as disclosed in writing to Angle or in Bellatrix Public Record on or prior to Agreement Date and except for the Arrangement or any action taken in accordance with this Agreement, since January 1, 2012:
(i)	Bellatrix has conducted its business only in the ordinary course of business substantially consistent with past practice; and
(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Bellatrix has been incurred other than in the ordinary course of business.
45

(q)	Registration, Exemption Orders, Licenses, etc. To the knowledge of Bellatrix, Bellatrix has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority (collectively, the "Governmental Authorizations") necessary in connection with its business as it is now being, or proposed to be, conducted, except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Bellatrix. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Bellatrix. No proceedings are pending or, to the knowledge of Bellatrix, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Bellatrix.
(r)	Compliance with Laws. Bellatrix is not in violation of any Applicable Laws which violation could reasonably be expected to have a material adverse effect on Bellatrix and Bellatrix's operations and business is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Bellatrix or would significantly impact the ability of Bellatrix to consummate the Arrangement, and Bellatrix has not received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a material adverse effect on Bellatrix or would significantly impact the ability of Bellatrix to consummate the Arrangement.
(s)	Restrictions on Business Activities. There is no judgment, injunction or order binding upon Bellatrix that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a material adverse effect on Bellatrix.
(t)	Non-Arm's Length Transactions. Other than as disclosed in writing on or prior to Agreement Date and except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses, there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between Bellatrix, on the one hand, and (i) any officer, director or employee of, or consultant to Bellatrix, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Bellatrix or (iii) any associate or affiliate of any such Person (collectively, "Related Parties"). No Related Party, owns, has or is entitled to any royalty, net profits interest, carried interest or any other Encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Bellatrix or any revenue or rights attributed thereto.

(u)               Title. Although it does not warrant title: (i) Bellatrix does not have reason to believe that it does not have good and marketable title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons and does represent and warrant that the such interests are free and clear of all Encumbrances (other than Permitted Encumbrances) created by, through or under Bellatrix or those arising in the ordinary course of business, which are not material in the aggregate, and Bellatrix has not received written notice of any default or purported default under the leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements in which it derives its interests in its oil and gas properties that have not been remedied in all material respects or if unremedied would in the aggregate, have a material adverse effect; and (ii) there are no defects, failures or impairments in the title of Bellatrix to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened in writing or whether or not discovered by any third party, which in the aggregate, could materially adversely affect: (i) the quantity and pre-tax present worth values of such assets as reflected in the Bellatrix Reserves Report; (ii) the current production volumes of Bellatrix; or (iii) the current cash flow of Bellatrix.

46

(v)	Bellatrix Sproule Reports. Bellatrix made available to Sproule, prior to the issuance of the Bellatrix Reserves Report for the purpose of preparing the Bellatrix Reserves Report, all information requested by Sproule, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in commodity prices, Bellatrix has no knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided to Sproule since the date that such information was provided. Bellatrix believes that Bellatrix Reserves Report reasonably presents the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as of the effective dates of the report based upon information available at the time such reserve information was prepared, and Bellatrix believes that, at the date of such report, such report did not (and as of the Agreement Date, except as may be attributable to production of the reserves since the date of such reports, such reports do not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated reserves producible therefrom.
(w)	Environmental. Except to the extent that any violations or other matters referred to in this subparagraph does not, and would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Bellatrix (and in the case of properties for which Bellatrix is not the operator, to Bellatrix's knowledge):
(i)	to the best of its knowledge Bellatrix is not in violation of any applicable Environmental Laws;
(ii)	to the best of its knowledge Bellatrix has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;
(iii)	to the best of its knowledge there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by Bellatrix, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by Bellatrix, that have not been fully remediated;
(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Bellatrix which Bellatrix has notice;
(v)	Bellatrix has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;
(vi)	Bellatrix holds all Environmental Approvals required in connection with the operation of its business and the ownership and use of such assets, all Environmental Approvals are in full force and effect, and Bellatrix has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any Environmental Approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and
47

(vii)	there are no pending or, to the knowledge of Bellatrix, threatened claims, liens or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of Bellatrix currently or formerly owned, leased, operated or otherwise used.
(x)	Absence of Undisclosed Changes. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Bellatrix from the position set forth in Bellatrix Financial Statements (other than as have been disclosed in Bellatrix Public Record or in writing to Angle on or prior to Agreement Date) and Bellatrix has not incurred or suffered a material adverse change since January 1, 2012 and since that date there have been no facts, transactions, events or occurrences which would have a material adverse effect on Bellatrix which have not been disclosed in Bellatrix Public Record.
(y)	No Defaults. Bellatrix is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract or licence to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, reasonably be expected to have a material adverse effect on Bellatrix.
(z)	Insurance. Policies of insurance that are in force as of the Agreement Date naming Bellatrix as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which Bellatrix operates, and having regard to the nature of the risk insured and the relative cost of obtaining insurance, protect Bellatrix interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.
(aa)	Proceeds of Crime. To the knowledge of Bellatrix, it has not, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practices Act of 1977 or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Bellatrix and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.
(bb)	Whistleblower Reporting. As of the Agreement Date, no Person has reported evidence of a violation of any Applicable Securities Laws, breach of fiduciary duty or similar violation by Bellatrix or its officers, directors, employees, agents or independent contractors to an officer of Bellatrix, the audit committee (or other committee designated for that purpose) of the board of directors of Bellatrix or the board of directors of Bellatrix.

48

(cc)            Fairness Opinion. The board of directors of Bellatrix has received verbal Fairness Opinions from AltaCorp Capital Inc. and Macquarie Capital Markets Canada Ltd. that the consideration to be paid by Bellatrix to Angle Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Bellatrix.

(dd)           Board Approval. Based upon, among other things, the opinions of AltaCorp Capital Inc. and Macquarie Capital Markets Canada Ltd., the board of directors of Bellatrix has unanimously (except one member of the board of directors of Bellatrix was absent at the meeting where such matters were determined, approved or recommended): (i) determined that the Arrangement is in the best interests of Bellatrix; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) resolved to recommend that Bellatrix Shareholders vote in favour of the Arrangement.

(ee)            No Reduction of Interests. Except as is reflected in the Bellatrix Reserves Report or as disclosed in writing to Angle or in the Bellatrix Public Record on or prior to Agreement Date, none of Bellatrix's oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Bellatrix, which would in the aggregate have a material adverse effect on Bellatrix.

(ff)             Royalties, Rentals and Taxes Paid. Other than as disclosed in writing to Angle prior to the Agreement Date, to its knowledge all royalties, and all ad valorem, property, production, severance and similar Taxes, assessment and rentals payable on or before the Agreement Date and based on, or measured by, Bellatrix's ownership of its oil and gas assets, the production of petroleum substances from its oil and gas assets or the receipt of proceeds therefrom under the leases and other title and operating documents pertaining to Bellatrix's oil and gas assets and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the Agreement Date have been properly paid in full and in a timely manner except to the extent that such non payment would not in the aggregate have a material adverse effect on Bellatrix.

49

(gg)	Production Allowables and Production Penalties.
(i)	to its knowledge, none of the wells in which Bellatrix holds an interest have been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Authority and Bellatrix has no knowledge of any impending change in production allowables imposed by any Applicable Laws or any Governmental Authority that may be applicable to any of the wells in which holds an interest, other than changes of general application in the jurisdiction in which such wells are situate; and
(ii)	Bellatrix has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas oil ratio, off target and overproduction penalties imposed by any Governmental Authority that may be applicable, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction;

except, in either case, to the extent that such events would not in the aggregate have a material adverse effect on Bellatrix.

(hh)           No Withholding. The data and information in respect of Bellatrix and its assets, liabilities, business and operations provided by Bellatrix and its Representatives to Angle or its Representatives was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Bellatrix has no knowledge of any material adverse change to the assets and financial position of Bellatrix from that disclosed in such data and information.

(ii)	Investment Company. Bellatrix is not registered or required to be registered as an "investment company" pursuant to the United States Investment Company Act of 1940, as amended.
(jj)	PFIC. Based on its current business plans and expectations, Bellatrix does not believe that as of the end of its fiscal year ended December 31, 2013, it will be classified as a "passive foreign investment company" (as such term is defined in Section 1297 of the United States Internal Revenue Code of 1986) in respect of its fiscal year ended December 31, 2013.
(kk)	Pre-emptive Rights. Bellatrix does not have any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of and member of Bellatrix that will be triggered or accelerated by the Arrangement except to the extent that any of such rights would not in the aggregate have a material adverse effect on Bellatrix.
(ll)	No Expropriation. No assets of any member of Bellatrix have been taken or expropriated by any Governmental Entity nor, as of the Agreement Date, has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of Bellatrix (without inquiry), is there any intent or proposal to give any such notice or to commence any such proceeding except in any case to the extent that such events would not in the aggregate have a material adverse effect on Bellatrix.
(mm)	Material Contracts. Bellatrix has disclosed in writing to Angle on or prior to the Agreement Date a list of all Contracts, correct, current and complete copies of which have been made available to Angle (the "Material Contracts") pursuant to which Bellatrix will, or may reasonably be expected to, result in a requirement of Bellatrix to expend more than an aggregate of $5,000,000 or receive or be entitled to receive revenue of more than an aggregate of $5,000,000 in either case in the next 12 months. Each of such Material Contracts constitutes a legally valid and binding agreement of Bellatrix or its subsidiaries, enforceable in accordance with their respective terms and, to the knowledge of Bellatrix, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Contract or agreement which is material to the business of Bellatrix (taken as a whole) and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a material adverse effect on Bellatrix.
50

(nn)	Long Term and Derivative Transactions. Other than as disclosed to Angle in writing on or prior to Agreement Date, Bellatrix has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(oo)           Operation and Condition of Wells. All wells in which any member of Bellatrix hold an interest:

(i)                 for which any member of Bellatrix was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and

(ii)               for which no member of Bellatrix was or is operator, to Bellatrix's knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a material adverse effect on Bellatrix.

(pp)           Operation and Condition of Tangibles. Bellatrix's tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i)                 for which any member of Bellatrix was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which any member of Bellatrix was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)               for which no member of Bellatrix was or is operator, to Bellatrix's knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which any member of Bellatrix was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

51

except to the extent that such non compliance with prudent oil and gas industry practices or Applicable Laws or failure to be in good condition and repair would not in the aggregate have a material adverse effect on Bellatrix.

4.2	Representations and Warranties of Angle

Angle hereby makes the representations and warranties set out in this Section 4.2 to and in favour of Bellatrix and acknowledges that Bellatrix is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Organization and Qualification. Each of Angle and Angle Resources Inc. has been duly incorporated, amalgamated or created, as the case may be, and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Each member of the Angle Group is duly registered or authorized to conduct its affairs or do business, as applicable, and each is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a material adverse effect on the Angle Group (taken as a whole).
(b)	Partnership Organization. Angle Energy Partnership has been properly created and organized and is validly existing as a general partnership under the laws of the Province of Alberta and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted.
(c)	Authority Relative to this Agreement. Angle has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Angle of the transactions contemplated by the Arrangement have been duly authorized by the board of directors of Angle and no other proceedings on the part of Angle are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein other than the approval of the Arrangement Resolution by Angle Shareholders and approval of the Circular and matters relating to the Angle Meeting by the board of directors of Angle. This Agreement has been duly executed and delivered by Angle and constitutes a legal, valid and binding obligation of Angle enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(d)	Subsidiaries. Angle has no subsidiaries, other than the other members of the Angle Group and Angle owns, directly or indirectly, all of the outstanding voting and equity securities of such other members of the Angle Group. All of the outstanding shares and all other ownership interests in the subsidiaries of Angle are duly authorized, validly issued and fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Angle, are owned by Angle free and clear of all Encumbrances (other than Permitted Encumbrances), except pursuant to restrictions on transfer contained in the constating documents of such subsidiaries. There are no rights of first refusal and similar rights restricting transfer of the Angle Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements and other than the Angle Debentures, there are no outstanding contractual or other obligations of any member of the Angle Group to repurchase, redeem or otherwise acquire any of their respective securities or with respect to the voting or disposition of any outstanding securities of any of them.
52

(e)	No Violations. Except as contemplated by this Agreement:
(i)	neither the execution and delivery of this Agreement by Angle nor the consummation of the transactions contemplated by the Arrangement nor compliance by Angle with any of the provisions hereof will:
(A)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Angle Group or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of Angle; or (2) subject to the receipt of the consent of Angle's bankers, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which a member of the Angle Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a member of the Angle Group is bound; or
(B)	subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to the Angle Group or any of their respective properties or assets; and
(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect

(except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances (other than Permitted Encumbrances) which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any material adverse effect on the Angle Group (taken as a whole), or significantly impede the ability of Angle to consummate the transactions contemplated by the Arrangement); or

(ii)	other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Angle Shareholders, Court, Governmental Authorities (including the Competition Act Approval), and the TSX:
(A)	there is no legal impediment to Angle's consummation of the Arrangement; and
53

(B)	no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Angle in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a material adverse effect on the Angle Group (taken as a whole), or significantly impede the ability of Angle to consummate the Arrangement.
(f)	Litigation. Other than as disclosed in writing to Bellatrix prior to the Agreement Date or in the Angle Public Record, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Angle, threatened, affecting or that would reasonably be expected to affect the Angle Group or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of the Angle Group which would reasonably be expected to cause, individually or in the aggregate, a material adverse change to the Angle Group (taken as a whole), or would significantly impede the ability of Angle to consummate the Arrangement.
(g)	Taxes, etc. Except as disclosed in writing prior to the Agreement Date, or to the extent that any matter referred to in this subparagraph does not, and would not reasonably be expected to, have a material adverse effect on the Angle Group (taken as a whole):
(i)	all Tax Returns required to be filed by or on behalf of any members of the Angle Group for periods ended on and prior to the Agreement Date have been duly filed on a timely basis and such tax returns are complete and correct in all material respects. All material Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by any member of the Angle Group with respect to items or periods covered by such Tax Returns;
(ii)	each member of the Angle Group has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable on or prior to the Agreement Date whether or not shown as being due on any Tax Return, or, where payment is not yet due, Angle has established adequate accruals in conformity with GAAP in the Angle Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Angle has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;
(iii)	no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Angle or any of its subsidiaries that have not yet been settled;
(iv)	no material liability (or reasonable claim of material liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement to which Angle is a party as a result of this transaction;
54

(v)	no member of the Angle Group is a party to any action or proceeding for assessment or collection of a material amount of Taxes, nor, to the knowledge of Angle, has such an event been asserted in writing by any Governmental Authority or threatened against Angle or its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or material Tax Returns of Angle or its subsidiaries. No audit by Taxing Authorities of Angle or its subsidiaries is in process or to the knowledge of Angle, pending; and
(vi)	No member of the Angle Group is a party to or bound by any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement which will have effect after the Effective Time.
(h)	Investment Canada Act. Angle is not a "non-Canadian" within the meaning of the Investment Canada Act.
(i)	Securities Laws. Angle is a "reporting issuer" in each of the Provinces of Canada and is in material compliance with all Applicable Canadian Securities laws therein and the Angle Shares and Angle Debentures are listed and posted for trading on the TSX. Angle is not in default of any material requirements of any Applicable Canadian Securities Laws or any rules or regulations of, or agreement with, the TSX. No delisting, suspension of trading in or cease trading order with respect to the Angle Shares or Angle Debentures is pending or, to the knowledge of Angle, threatened. The documents and information comprising the Angle Public Record did not at the respective times they were filed with the relevant securities regulatory authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Angle Public Record prior to the Agreement Date. Angle has not filed any confidential material change report that, at the Agreement Date, remains confidential.
(j)	Capitalization. As of the Agreement Date, the authorized capital of Angle consists of an unlimited number of Angle Shares and preferred shares, issuable in series. As of the Agreement Date, 81,051,631 Angle Shares and no preferred shares are issued and outstanding. In addition, as at the Agreement Date, Angle has issued and outstanding $60,000,000 aggregate principal amount of Angle Debentures. Other than Angle Options providing for the issuance of up to 4,046,518 Angle Shares, Angle RSUs providing for the issuance of up to 943,207 Angle Shares and Angle Debentures convertible into up to 4,780,876 Angle Shares (or upon the redemption or maturity of the Angle Debentures Angle may satisfy its obligations by the issuance of such number of Angle Shares as is calculated in accordance with the Angle Debenture Indenture), there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Angle of any securities of Angle (including Angle Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Angle (including Angle Shares). All outstanding Angle Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Angle Shares issuable upon the exercise of Angle Options or upon the conversion, redemption or maturity of Angle Debentures in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Angle Shares, there are no securities of Angle outstanding which have the right to vote generally with Angle Shareholders on any matter.
(k)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Angle Shares, Angle Debentures or any other securities of Angle has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Angle, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.
55

(l)	Financial Statements. The Angle Financial Statements, and any interim or annual financial statements filed by or on behalf of Angle on and after the Agreement Date with the securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were or, when so filed, will have been prepared in accordance with GAAP, and present or, when so filed, will present fairly in accordance with GAAP in the consolidated financial position, results of operations and changes in financial position of Angle on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Angle's accounting policies, except as described in the notes to the Angle Financial Statements, since January 1, 2012.
(m)	Books and Records. The financial books, records and accounts of Angle and its subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Angle and its subsidiaries and (iii) accurately and fairly reflect the basis for the Angle Financial Statements. The corporate records and minute books of Angle and its subsidiaries have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Bellatrix except that minutes of certain recent meetings of the board of directors of Angle have not been prepared or finalized as at Agreement Date (provided that details of the matters discussed at such meetings have been disclosed to Bellatrix prior to the Agreement Date).
(n)	Absence of Undisclosed Liabilities. Except for the Angle Transaction Costs, including the Angle Employee Obligations, or in the Angle Public Record Angle on or prior to the Agreement Date or any of its subsidiaries does not have any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:
(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Angle Financial Statements (the "Angle Balance Sheet");
(ii)	those incurred in the ordinary course of business and not required to be set forth in the Angle Balance Sheet under GAAP;
(iii)	those incurred in the ordinary course of business since the date of the Angle Balance Sheet and consistent with past practice; and
(iv)	those incurred in connection with the execution of this Agreement.
(o)	Absence of Certain Changes or Events. Except as disclosed in the Angle Public Record on or prior to Agreement Date and except for the Arrangement or any action taken in accordance with this Agreement, since January 1, 2012:
(i)	Angle has conducted its business only in the ordinary course of business substantially consistent with past practice; and
56

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Angle has been incurred other than in the ordinary course of business.
(p)	Registration, Exemption Orders, Licenses, etc. To the knowledge of Angle, Angle and each member of the Angle Group has obtained and is in compliance with all Governmental Authorizations necessary in connection with its business as it is now, individually or in the aggregate, being or proposed to be conducted, except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole). Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole). No proceedings are pending or, to the knowledge of Angle, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole).
(q)	Compliance with Laws. Neither Angle nor any member of the Angle Group is in violation of any Applicable Laws which violation could reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole). The operations and business of each member of the Angle Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole) or would significantly impact the ability of Angle to consummate the Arrangement, and Angle has not received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole) or would significantly impact the ability of Angle to consummate the Arrangement.
(r)	Restrictions on Business Activities. There is no judgment, injunction or order binding upon any member of the Angle Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a material adverse effect on the Angle Group (taken as a whole).
(s)	Non-Arm's Length Transactions. Except for the Angle Employment Agreements and amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses, there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between any member of the Angle Group, on the one hand, and (i) any officer, director or employee of, or consultant to a member of the Angle Group, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Angle or (iii) any associate or affiliate of any such Person (collectively, "Related Parties"). No Related Party, owns, has or is entitled to any royalty, net profits interest, carried interest or any other Encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Angle or any revenue or rights attributed thereto.
57

(t)	Angle GLJ Reports. Angle has made available to GLJ, prior to the issuance of the Angle Reserves Report for the purpose of preparing the Angle Reserves Report, all information requested by GLJ, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in commodity prices and excluding properties disposed of pursuant to the Edson Disposition, Angle has no knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided to GLJ since the date that such information was provided. Angle believes that the Angle Reserves Report reasonably present the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as of the effective date of the report based upon information available at the time such reserve information was prepared, and Angle believes that, at the date of such report, such report did not (and as of the Agreement Date, excluding properties disposed of pursuant to the Edson Disposition and as except as may be attributable to production of the reserves since the date of such report, such report do not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated reserves producible therefrom.
(u)	Environmental. Except to the extent that any violations or other matters referred to in this subparagraph does not, and would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the Angle Group (taken as a whole) (and in the case of properties for which Angle is not the operator, to Angle's knowledge, to :
(i)	to the best of its knowledge Angle is not in violation of any applicable Environmental Laws;
(ii)	to the best of its knowledge Angle has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;
(iii)	to the best of its knowledge there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by Angle, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by Angle, that have not been fully remediated;
(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Angle which Angle has notice;
(v)	Angle has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;
(vi)	Angle holds all Environmental Approvals required in connection with the operation of its business and the ownership and use of such assets, all Environmental Approvals are in full force and effect, and Angle has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any Environmental Approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and
58

(vii)	there are no pending or, to the knowledge of Angle, threatened claims, liens or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of Angle currently or formerly owned, leased, operated or otherwise used.
(v)	Absence of Undisclosed Changes. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Angle on a consolidated basis from the position set forth in the Angle Financial Statements (other than as have been disclosed in the Angle Public Record on or prior to Agreement Date) and Angle has not incurred or suffered a material adverse change since January 1, 2012 and since that date there have been no material facts, transactions, events or occurrences which would have a material adverse effect on the Angle Group (taken as a whole) which have not been disclosed in the Angle Public Record.
(w)	Insurance. Policies of insurance that are in force as of the Agreement Date naming the appropriate member of the Angle Group as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which the Angle Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance, protect such member of the Angle Group's interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.
(x)	Proceeds of Crime. To the knowledge of Angle, no member of the Angle Group has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practice Act of 1977 (United States) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to any member of the Angle Group and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.
(y)	Whistleblower Reporting. As of the Agreement Date, no Person has reported evidence of a violation of any Applicable Securities Laws, breach of fiduciary duty or similar violation by any member of the Angle Group or their respective officers, directors, employees, agents or independent contractors to an officer of Angle, the audit committee (or other committee designated for that purpose) of the board of directors of Angle or the board of directors of Angle.
(z)	Investment Company. Angle is not registered or required to be registered as an "investment company" pursuant to the United States Investment Company Act of 1940, as amended.
(aa)	Exchange Act. No class of securities of Angle is registered or required to be registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended, nor does Angle have a reporting obligation pursuant to Section 15(d) of the U.S. Securities Act.
(bb)	PFIC. Based on its current business plans and expectations, Angle does not believe that as of the end of its fiscal year ended December 31, 2013, it will be classified as a "passive foreign investment company" (as such term is defined in Section 1297 of the United States Internal Revenue Code of 1986) in respect of its fiscal year ended December 31, 2013.
59

(aa)	Equity Monetization Plans. Other than the Angle Options and Angle RSUs, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Angle and which are based upon the revenue, value, income or any other attribute of Angle.
(bb)	Title. Although it does not warrant title: (i) Angle does not have reason to believe that each of member of the Angle Group does not have good and marketable title to or the right to produce and sell their petroleum, natural gas and related hydrocarbons and does represent and warrant that the such interests are free and clear of all Encumbrances (other than Permitted Encumbrances) created by, through or under any member of the Angle Group or those arising in the ordinary course of business, which are not material in the aggregate, and Angle has not received written notice of any default or purported default under the leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements in which any member of the Angle Group derives its interests in its oil and gas properties that have not been remedied in all material respects or if unremedied would in the aggregate, have a material adverse effect on the Angle Group (taken as a whole); and (ii) there are no defects, failures or impairments in the title of Angle to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened in writing or whether or not discovered by any third party, which in the aggregate, could materially adversely affect: (i) the quantity and pre-tax present worth values of such assets as reflected in the Angle Reserves Report; (ii) the current production volumes of Angle; or (iii) the current cash flow of Angle.
(cc)	Pre-emptive Rights. Angle does not have any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of and member of the Angle Group that will be triggered or accelerated by the Arrangement.
(dd)	Area of Mutual Interest. Except as disclosed in writing to Bellatrix on or prior to the Agreement Date, none of the oil and gas assets of Angle or any other member of the Angle Group is subject to an agreement that provides for an area of mutual interest or an area of exclusion.
(ee)	Take or Pay Obligations. No member of the Angle Group has any take or pay obligations of any kind or nature whatsoever.
(ff)	No Expropriation. No assets of any member of the Angle Group have been taken or expropriated by any Governmental Entity nor, as of the Agreement Date, has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of Angle (without inquiry), is there any intent or proposal to give any such notice or to commence any such proceeding.
(gg)	Government Incentives. All filings made by any member of the Angle Group under which such member of the Angle Group has received or is entitled to government incentives have been made in compliance with all Applicable Laws and contain no misrepresentations which could cause any material amount previously paid to any member of the Angle Group or previously accrued on the accounts thereof to be recovered or disallowed. Any credits, payments or other benefits received or receivable by Angle or any of the Angle Group pursuant to any governmental benefit or incentive program including, without limitation, any royalty holidays or credits to any taxes, royalties or governmental payment or obligations otherwise payable, have been properly received and it has not received any notice of any claim to the contrary
60

(hh)	Material Contracts. Angle has disclosed in writing to Bellatrix on or prior to the Agreement Date a list of all of the following Contracts, correct, current and complete copies of which have been made available to Bellatrix (the "Material Contracts"): (i) all Contracts containing any rights on the part of any Person, including joint venture partners or entities, to acquire oil and gas or other property rights from any member of the Angle Group; (ii) all Contracts containing any rights on the part of any member of the Angle Group to acquire oil and gas or other property rights from any Person; (iii) any Contract in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition of assets or securities or other equity interests of another Person; (iv) any standstill or similar Contract currently restricting the ability of Angle to offer to purchase or purchase the assets or equity securities of another Person; (v) all Contracts which entitle a party to rights of termination, the terms or conditions of which may or will be altered, or which entitle a party to any fee, payment, penalty or increased consideration, in each case as a result of the execution of this Agreement, the consummation of the transactions contemplated hereby or a "change in control" of Angle including without limitation any seismic license or similar agreements; and (vi) all Contracts pursuant to which Angle will, or may reasonably be expected to, result in a requirement of Angle to expend more than an aggregate of $1,000,000 or receive or be entitled to receive revenue of more than an aggregate of $1,000,000 in either case in the next 12 months, or is out of the ordinary course of business of Angle. Each of such Material Contracts constitutes a legally valid and binding agreement of Angle or its subsidiaries, enforceable in accordance with their respective terms and, to the knowledge of Angle, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Contract or agreement which is material to the business of Angle (taken as a whole) and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole).
(ii)	Employee Benefit Plans. Angle has made available to Bellatrix true, complete and correct copies of each employee benefits plan (collectively, the "Angle Plans") covering active, former or retired employees of Angle Group, any related trust agreement, annuity or insurance contract or other funding vehicle, and:
(i)	each Angle Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Laws or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor;
(ii)	all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof;
(iii)	each Angle Plan that is required or intended to be qualified under Applicable Laws or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Angle, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;
61

(iv)	there are no pending or anticipated material claims against or otherwise involving any of the Angle Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Angle Plan activities) has been brought against or with respect to any Angle Plan;
(v)	all material contributions, reserves or premium payments required to be made to the Angle Plans have been made or provided for; and
(vi)	Angle has no material obligations for retiree health and life benefits under any Angle Plan.
(jj)	Employees.
(i)	Angle has disclosed in writing to Bellatrix on or prior to Agreement Date a complete list of all employees of Angle or any other member of the Angle Group, including certain information with respect to each of the employees of Angle and the Angle Group;
(ii)	no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Angle Group by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have any member of the Angle Group declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of Angle, no member of the Angle Group has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring. To the knowledge of Angle, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Angle Group that could reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole) or lead to a material and continuing interruption of operations of the Angle Group at any location. No member of the Angle Group has engaged in any closing or lay-off activities within the past two years that would violate or in any way subject any member of the Angle Group to group termination or lay-off requirements of Applicable Laws.
(iii)	no member of the Angle Group has recognized any trade union or has any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by any member of the Angle Group for the purpose of consummating the transactions contemplated by this Agreement.
(kk)	Employment Agreements. Except for the Angle Employment Agreements, Angle is not a party to any written Contracts of employment which may not be terminated on one month's notice (except under Applicable Laws relating to employment matters) or which provide for payments occurring on a change of control of Angle and except as otherwise permitted by this Agreement, no member of the Angle Group will become a party to any employment agreement or to any written policy, agreement, obligation or understanding (and for greater certainty, to any amendment to any of the foregoing) which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause upon giving reasonable notice as may be implied by Applicable Laws, or which creates rights in respect of loss or termination of office or employment in relation to the Arrangement or which contains any specific agreement as to obligations arising on a change of control or as to notice of termination or severance pay in lieu thereof. Angle has provided true and correct copies of the Angle Employment Agreements and amendments that have been made prior to the Agreement Date, if any, to Bellatrix and no additional amendments to such Angle Employment Agreements have been made or agreed to by the parties thereto.
62

(ll)	Brokers and Finders. Angle has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that FirstEnergy Capital Corp. and Cormark Securities Inc. have been retained as Angle's financial advisors in connection with certain matters including the transactions contemplated hereby. Angle has made available to Bellatrix true and complete copies of its agreements with FirstEnergy Capital Corp and Cormark Securities Inc.
(mm)	Employment and Officer Obligations. Other than the Angle Employment Agreements or as disclosed in writing by Angle to Bellatrix on or prior to Agreement Date, there are no existing health plans or pension obligations or other employment or consulting services agreements, termination, severance or retention plans or policies of Angle and there are no accrued bonuses payable to any present or former employee, director, officer or consultant of Angle.
(nn)	Fairness Opinion. The board of directors of Angle has received the verbal Fairness Opinion from FirstEnergy Capital Corp. that the consideration to be received by Angle Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Angle Securityholders.
(oo)	Long Term and Derivative Transactions. Other than as disclosed to Bellatrix in writing on or prior to Agreement Date, Angle has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.
(pp)	No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Angle or any of its subsidiaries are a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Angle in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Angle from engaging in its business or from competing with any Person or in any geographic area.
(qq)	Board Approval. Based upon, among other things, the opinion of FirstEnergy Capital Corp., the board of directors of Angle has unanimously: (i) determined that the Arrangement is in the best interests of Angle and the Angle Securityholders; (ii) determined that the Arrangement is fair to the Angle Securityholders; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that the Angle Securityholders vote in favour of the Arrangement.
63

(rr)	Rights Plans. Angle does not have and will not implement any shareholder rights plan or any other form of plan, Contract or instrument that will trigger any rights to acquire Angle Shares or other securities of Angle or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement or in connection with the Arrangement, with the exception of the Angle Option Plan and the Angle RSU Plan.
(ss)	No Guarantees. Other than an indemnification of directors and officers in accordance with existing indemnification agreements, the by-laws of Angle or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to service providers or pursuant to the joint operating agreements, farm-out agreements, carried working interest agreements, overriding royalty agreements and similar agreements, neither Angle nor any other Angle Group member has guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, or has or will guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person.
(tt)	Payments to Employees Etc. Each member of the Angle Group has withheld from each payment made to any of its present or former employees, officers or directors, or to other Persons, all amounts required by law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes, and levies, and has remitted such withheld amounts within the required time to the appropriate governmental entity. Each member of the Angle Group has charged, collected and remitted on a timely basis all sales, goods and services, value-added and other commodity Taxes as required under applicable legislation on any sale, supply or delivery made by them.
(uu)	No Reduction of Interests. Except as is reflected in the Angle Reserves Report, none of Angle's oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Angle, which would in the aggregate have a material adverse effect on the Angle Group (taken as a whole).
(vv)	Royalties, Rentals and Taxes Paid. To its knowledge all royalties, and all ad valorem, property, production, severance and similar Taxes, assessment and rentals payable on or before the Agreement Date and based on, or measured by, Angle's ownership of its oil and gas assets, the production of petroleum substances from its oil and gas assets or the receipt of proceeds therefrom under the leases and other title and operating documents pertaining to Angle's oil and gas assets and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the Agreement Date have been properly paid in full and in a timely manner except to the extent that such non payment would not in the aggregate have a material adverse effect on the Angle Group (taken as a whole).
(ww)	Production Allowables and Production Penalties.
(i)	to its knowledge, none of the wells in which any member of the Angle Group holds an interest have been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Authority and no member of the Angle Group has no knowledge of any impending change in production allowables imposed by any Applicable Laws or any Governmental Authority that may be applicable to any of the wells in which it or its subsidiaries holds an interest, other than changes of general application in the jurisdiction in which such wells are situate; and
64

(ii)	no member of the Angle Group has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas oil ratio, off target and overproduction penalties imposed by any Governmental Authority that may be applicable, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction;

except, in either case, to the extent that such events would not in the aggregate have a material adverse effect on the Angle Group (taken as a whole).

(xx)	Operation and Condition of Wells. All wells in which any member of the Angle Group hold an interest:
(i)	for which any member of the Angle Group was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and
(ii)	for which no member of the Angle Group was or is operator, to Angle's knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a material adverse effect on the Angle Group (taken as a whole).

65

(yy)	Operation and Condition of Tangibles. Angle's tangible depreciable property used or intended for use in connection with its oil and gas assets:
(i)	for which any member of the Angle Group was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which any member of the Angle Group was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and
(ii)	for which no member of the Angle Group was or is operator, to Angle's knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which any member of the Angle Group was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non compliance with prudent oil and gas industry practices or Applicable Laws or failure to be in good condition and repair would not in the aggregate have a material adverse effect on the Angle Group (taken as a whole).

(zz)	Outstanding AFEs. Other than as disclosed in writing by Angle to Bellatrix on or prior to the Agreement Date, there are no outstanding authorizations for expenditure pertaining to any of Angle's oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets.
(aaa)	Place of Principal Offices. Angle is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.
(bbb)	Location of Assets and U.S. Sales. All of the assets and property of the Angle Parties, including all entities "controlled by" Angle for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are located outside the United States and did not generate sales in or into the United States exceeding US$70.9 million during Angle's most recent completed fiscal year.
(ccc)	Foreign Private Issuer. Angle is a "foreign private issuer" within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.
(ddd)	Confidentiality Agreement. Other than as disclosed in writing by Angle to Bellatrix on or prior to the Agreement Date, all agreements entered into by Angle with Persons other than Bellatrix regarding the confidentiality of information provided to such Persons or reviewed by such Persons with respect to the sale of Angle or a substantial portion of its assets or any other business combination or similar transaction were on substantially the same terms as the Angle Confidentiality Agreement including with respect to the length standstill provisions and such agreements will not terminate upon the execution of this Agreement or the public announcement thereof and Angle has not waived the standstill or other provisions of any of such agreements.
(eee)	Off-Balance Sheet Arrangements. Angle does not have any "off-balance sheet arrangements" as such term is defined under GAAP.
(fff)	Flow-Through Obligations. Angle has not entered into any agreements or made any covenants with any parties with respect to the issuance of "flow-through" shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder.
(ggg)	Angle Transaction Costs. The aggregate Angle Employee Obligations will not exceed $5.56 million and, provided that no significant events, challenges or revisions to the transactions contemplated by this Agreement occur, the aggregate Angle Transaction Costs shall not exceed $12.1 million and Angle has disclosed in writing Angle's bona fide good faith estimate of each component of the Angle Employee Obligations and Angle Transaction Costs.
(hhh)	Net Debt. As of September 30, 2013, Angle Net Debt was not greater than $185.0 million.
(iii)	Production. Angle's average daily production for the month of September 2013 was not less than 10,000 barrels of oil equivalent ("boe") per day of natural gas, oil and natural gas liquids. For the purposes of the foregoing, a boe conversion ratio of six thousand cubic feet of gas for one boe shall be used when converting natural gas to boes.
(jjj)	Tax Pools. Angle's tax pools at June 30, 2013 were not less than $470 million, including not less than $15 million of Canadian exploration expense, $255 million of Canadian development expense, $70 million of Canadian oil and gas property expense, $95 million of undepreciated capital cost, and $35 million of other tax pools.

66

(kkk)       No Withholding. The data and information in respect of Angle and its assets, liabilities, business and operations provided by Angle and its Representatives to Bellatrix or its Representatives was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Angle has no knowledge of any material adverse change to the assets and financial position of Angle from that disclosed in such data and information.

(lll)	Funds Available. Angle has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to pay the Bellatrix Termination Fee pursuant to Section 6.1.
4.3	Privacy Issues
(a)	For the purposes of this Section 4.3, "Transferred Information" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 4.3, "Recipient") by or on behalf of the other Party (for purposes of this Section 4.3, "Disclosing Party") as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient on or prior to the Agreement Date.
(b)	Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.
(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to:
(i)	prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;
(ii)	after the completion of the transactions contemplated herein,
(A)	collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; and
67

(B)	where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;
(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and
(iv)	notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Law.

Article 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Effective Time, or such other time specified, of the following conditions, each of which may only be waived by the mutual written consent of both Parties without prejudice to each Party's right to rely on any other of such conditions:

(a)	on or prior to December 20, 2013, the Interim Order shall have been granted in form and substance satisfactory to each of Bellatrix and Angle, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Bellatrix or Angle, acting reasonably, on appeal or otherwise;
(b)	the applicable Arrangement Resolution, in the form and substance reasonably satisfactory to each of Angle and Bellatrix, shall have been approved by the Angle Shareholders at the Angle Meeting, in accordance with the Interim Order, and the Bellatrix Shareholders at the Bellatrix Meeting;
(c)	the Mailing Date shall have occurred on or before December 31, 2013;
(d)	on or prior to January 31, 2014, the Final Order shall have been granted in form and substance satisfactory to each of Bellatrix and Angle, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Bellatrix or Angle, acting reasonably, on appeal or otherwise;
(e)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Bellatrix and Angle, acting reasonably;
(f)	(i) the TSX shall have conditionally approved the issuance and the listing and posting for trading on the TSX of the Bellatrix Shares to be issued pursuant to the Arrangement and (ii) the NYSE MKT shall have approved the issuance of such Bellatrix Shares, subject to official notice of issuance, in each case on terms and conditions satisfactory to each of Angle and Bellatrix, acting reasonably;
68

(g)	the Competition Act Approval shall have being obtained on terms and conditions satisfactory to each of Angle and Bellatrix, acting reasonably;
(h)	all required regulatory and governmental approvals and consents necessary for the completion of the Arrangement, other than those otherwise contemplated in this Section 5.1, shall have been obtained on terms and conditions satisfactory to each of Angle and Bellatrix, acting reasonably; and
(i)	no action shall have been taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued after the Agreement Date by any Governmental Authority, that:
(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by this Agreement; or
(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by this Agreement.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by any Party (with respect to such Party) in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights that such Party may have.

5.2	Additional Conditions to Obligations of Bellatrix

The obligation of Bellatrix to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Angle shall have complied in all material respects with its covenants herein, and Angle shall have provided to Bellatrix a certificate of two senior officers certifying compliance with such covenants; provided that Angle shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Bellatrix (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014).

(b)               the representations and warranties of Angle set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date) and Angle shall have provided to Bellatrix a certificate of two senior officers certifying such accuracy on the Effective Date, provided that Angle shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Bellatrix (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014).

69

(c)                Angle shall have furnished Bellatrix with:

(i)	certified copies of the resolutions duly passed by the board of directors of Angle approving the execution and delivery of this Agreement and the performance by Angle of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement; and
(ii)	certified copies of the applicable Arrangement Resolution;
(d)	no material adverse change in respect of Angle shall have occurred on or after the Agreement Date and prior to the Effective Time;
(e)	Bellatrix's bankers or lenders shall have agreed to enter into a new or amended credit facilities with Bellatrix to increase Bellatrix's borrowing limit above Bellatrix's current credit facilities to allow the amounts owing on Angle's credit facilities to be paid out and discharged at the Effective Time to permit the consummation of the Arrangement on terms and conditions satisfactory to Bellatrix, acting reasonably;
(f)	all necessary consents and approvals from Angle's bankers shall have been received, on terms and conditions satisfactory to Bellatrix, acting reasonably;
(g)	there shall not have developed, occurred or come into effect or existence, or been announced, any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of Bellatrix, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets generally or the business, operations or affairs of Angle or Bellatrix;

(h)               no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Angle before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Bellatrix, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of the Angle Group (taken as a whole) or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms;

(i)	all of the outstanding Angle Options and Angle RSUs shall have been exercised or been cancelled or terminated;
(j)	on the Effective Date, each of the directors and officers of Angle and of any other member of the Angle Group shall have provided their resignations and such directors and officers and any other Persons entitled to a payment from Angle as contemplated in Section 2.6 of this Agreement shall have delivered mutual releases in favour of Angle and Bellatrix, in form and substance satisfactory to Bellatrix, acting reasonably;
(k)	the Non-Solicitation Agreements shall have been entered into and delivered to Bellatrix by each of Heather Christie-Burns, Gregg Fischbuch, Ken Hillier, Glen Richardson and Duane Thompson;
70

(l)	if Dissent Rights are granted to the Angle Shareholders by the Court in connection with the Arrangement, holders of not more than 5% of the issued and outstanding Angle Shares shall have exercised such Dissent Rights;
(m)	immediately prior to the Effective Time, Bellatrix shall be satisfied there shall not be more than 81,051,631 Angle Shares outstanding (prior to the issuance of any Angle Shares issued upon the exercise of Angle Options or Angle RSUs) and 81,952,838 Angle Shares outstanding (assuming that all outstanding Angle Options are surrendered for a cash payment and assuming the issuance of any Angle Shares upon the exercise of Angle RSUs (other than 42,000 which Angle is permitted to pay cash on the election of the holder of such Angle RSUs upon exercise in accordance with Subsection 2.5(c)) Angle all in accordance with Section 2.5 hereof) and Bellatrix shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Angle Shares;
(n)	the Angle Net Debt as at September 30, 2013 will be not greater than $185 million; and
(o)	all Angle Transaction Costs related to the Arrangement and the transactions contemplated hereby will be not greater than $12.5 million in the aggregate, which shall include Angle Employee Obligations of not greater than $5.56 million.

The conditions in this Section 5.2 are for the exclusive benefit of Bellatrix and may be asserted by Bellatrix regardless of the circumstances or may be waived by Bellatrix in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Bellatrix may have.

5.3	Additional Conditions to Obligations of Angle

The obligation of Angle to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Bellatrix shall have complied in all material respects with its covenants herein, and Bellatrix shall have provided to Angle a certificate of two senior officers certifying compliance with such covenants; provided that Bellatrix shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Angle (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014).
(b)	The representations and warranties of Bellatrix set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), and Bellatrix shall have provided to Angle a certificate of two senior officers or authorized signatories certifying such accuracy on the Effective Date, provided that Bellatrix shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Angle (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014).
71

(c)	Bellatrix shall have furnished Angle with:
(i)	certified copies of the resolutions duly passed by the board of directors of Bellatrix approving the execution and delivery of this Agreement and the performance by Bellatrix of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement; and
(ii)	certified copies of the applicable Arrangement Resolution;
(d)	no material adverse change respecting Bellatrix shall have occurred on or after the Agreement Date and prior to the Effective Time;
(e)	no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Bellatrix before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Angle, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of Bellatrix or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms; and
(f)	Bellatrix shall have deposited, or caused to be deposited, with the Depositary sufficient funds and sufficient number of Bellatrix Shares to be paid or issued, as applicable, to Angle Securityholders pursuant to the Arrangement in escrow for delivery to Angle Securityholders pursuant to the Arrangement;

The conditions in this Section 5.3 are for the exclusive benefit of Angle and may be asserted by Angle regardless of the circumstances or may be waived by Angle in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Angle may have.

5.4	Notice and Effect of Failure to Comply with Covenants or Conditions
(a)	Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be likely to, (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by any Party hereunder; provided, however, that no such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.
(b)	If any of the conditions precedent set out in any of Sections 5.1, 5.2 or 5.3 is not satisfied or waived by the Party for whose benefit such condition is provided on or before the date required for the satisfaction thereof, then the Party for whose benefit the condition precedent is provided may, in addition to any other remedies it may have at law or equity, terminate this Agreement as provided for in Section 8.1(d), provided that, prior to the filing of the Articles of Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within five Business Days after receipt of such notice (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014). More than one such notice may be delivered by a Party.
72

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

Article 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1	Bellatrix Damages

If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)	the board of directors of Angle (i) fails to make any of the recommendations or determinations required to be made by it in Subsection 2.2(b) in a manner adverse to Bellatrix; (ii) withdraws, modifies or changes any of the recommendations or determinations required to be made by it in Subsection 2.2(b) in a manner adverse to Bellatrix; (iii) fails to publicly reaffirm any of its recommendations or determinations referred to in Subsection 2.2(b) in the manner and within the time period set out in Subsection 3.4(e); or (iv) resolves to do any of the foregoing;
(b)	a bona fide Acquisition Proposal (or bona fide intention to make an Acquisition Proposal) is publicly announced, proposed, offered or made to Angle or the Angle Shareholders prior to the date of the Angle Meeting and (i) remains outstanding at the time of the Angle Meeting, and (ii) the Angle Shareholders do not approve the applicable Arrangement Resolution or the applicable Arrangement Resolution is not submitted for their approval at the Angle Meeting;
(c)	the board of directors of Angle (or any committee thereof) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal;
(d)	Angle breaches any of the covenants made by it in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of the Angle Group (taken as a whole) or would or would reasonably be expected to materially impede the completion of the Arrangement in accordance with its terms, provided that Bellatrix shall have given Angle written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014); or
(e)	Angle breaches any of the representations or warranties made by it in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of the Angle Group (taken as a whole) or would or would reasonably be expected to materially impede the completion of the Arrangement in accordance with its terms, provided that Bellatrix shall have given Angle written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014);

73

(each of the above, if not timely cured, if applicable, or waived by Bellatrix, being (upon expiration of the applicable cure period) hereinafter referred to as a "Bellatrix Damages Event") provided no Angle Damage Event has occurred, Angle shall pay to Bellatrix $17 million (the "Bellatrix Termination Fee") as liquidated damages, in immediately available funds, to an account designated by Bellatrix, within two Business Days after the occurrence of the first Bellatrix Damages Event, and after the occurrence of such Bellatrix Damages Event, but prior to payment of such amount, Angle shall be deemed to hold any amount owing to Bellatrix under this Section 6.1 in trust for Bellatrix. Angle shall only be obligated to pay one Bellatrix Termination Fee pursuant to this Section 6.1.

6.2	Angle Damages

If, at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)	the board of directors of Bellatrix (i) fails to make any of the recommendations or determinations required to be made by it in Subsection 2.2(d) in a manner adverse to Angle; (ii) withdraws, modifies or changes any of the recommendations or determinations required to be made by it in Subsection 2.2(d) or 2.2(b) in a manner adverse to Angle; or (iii) resolves to do any of the foregoing;
(b)	Bellatrix breaches any of the covenants made by it in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Bellatrix or would or would reasonably be expected to materially impede the completion of the Arrangement in accordance with its terms, provided that Angle shall have given Bellatrix written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014); or
(c)	Bellatrix breaches any of the representations and warranties made by it in this Agreement, which breach of such representations and warranties, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Bellatrix or would or would reasonably be expected to materially impede the completion of the Arrangement in accordance with its terms, provided that Angle shall have given Bellatrix written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014);

(each of the above, if not timely cured, if applicable, or waived by Angle, being (upon expiration of the applicable cure period) hereinafter referred to as a "Angle Damages Event") provided no Bellatrix Damages Event has occurred, Bellatrix shall pay to Angle $17 million (the "Angle Termination Fee") as liquidated damages, in immediately available funds, to an account designated by Angle, within two Business Days after the occurrence of the first Angle Damages Event, and after the occurrence of such Angle Damages Event, but prior to payment of such amount, Bellatrix shall be deemed to hold any amount owing to Angle under this Section 6.1 in trust for Angle. Bellatrix shall only be obligated to pay one Angle Termination Fee pursuant to this Section 6.1.

74

6.3	Liquidated Damages and Specific Performance

Each of Bellatrix and Angle acknowledges that the payment of any amount set out in Section 6.1 or Section 6.2 is a payment of liquidated damages and represents a genuine pre-estimate of the damages that Bellatrix or Angle (as applicable) will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Each of Bellatrix and Angle irrevocably waives any right it may have to raise as a defence that any such liquidated damages payable by it are excessive or punitive. For greater certainty, Bellatrix and Angle agree that receipt of an amount pursuant to Section 6.1 or Section 6.2 is the sole monetary remedy of Bellatrix or Angle (as applicable) hereunder, provided, however, that this limitation shall not apply in the event of fraud or wilful or intentional breach of this Agreement by the Party that has made, or is required to make, a payment pursuant to this Article 6. Nothing in this Article 6 shall preclude Bellatrix or Angle from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants of the other Party set out in this Agreement, the Angle Confidentiality Agreement and the Bellatrix Confidentiality Agreement or specific performance of any of such covenants of the other Party, without the necessity of posting bond or security in connection therewith.

Article 7
AMENDMENT

7.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Angle Meeting, be amended by written agreement of the Parties without, subject to Applicable Laws, further notice to, or authorization from, their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of Bellatrix or Angle hereunder;
(b)	waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with, or modify, any of the covenants contained herein and waive or modify performance of any of the obligations of Bellatrix or Angle hereunder; or
(d)	waive satisfaction of, or modify, any of the conditions precedent set out herein;

provided that no such amendment reduces or adversely affects the consideration to be received by the Angle Shareholders without approval by the Angle Shareholders given in the same manner as required for the approval of the Arrangement.

Article 8
TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

75

(a)	by mutual written consent of Bellatrix and Angle;
(b)	by either Bellatrix or Angle if: (i) the Angle Shareholders fail to approve the applicable Arrangement Resolution by the requisite vote at the Angle Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or (ii) the Bellatrix Shareholders fail to approve the applicable Arrangement Resolution by the requisite vote at the Bellatrix Meeting (including any adjournment or postponement thereof);
(c)	by either Bellatrix or Angle, if the Effective Time shall not have occurred on or prior to January 31, 2014, except that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;
(d)	by either Party as provided in Subsection 5.4(b), provided that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;
(e)	by Bellatrix upon the occurrence of a Bellatrix Damages Event, as provided in Section 6.1;
(f)	by Angle upon the occurrence of a Angle Damages Event, as provided in Section 6.2; or
(g)	by Angle upon the occurrence of a Bellatrix Damages Event, as set out in Section 6.1(c), and the payment by Angle to Bellatrix of the amount specified in Section 6.1, provided that Angle has complied with its obligations set out in Section 3.4.

In the event of the termination of this Agreement in the circumstances set out in this Section 8.1, this Agreement shall forthwith become void and be of no further force or effect and no Party shall have any liability or further obligation to the other hereunder except with respect to the obligations set out in any of Section 4.3, Article 6, (provided in the case of Sections 6.1 and 6.2, the right of payment (in the case of Section 6.1(b), being the public announcement or making of such Acquisition Proposal) arose prior to the termination of this Agreement); Article 9 and Article 10, all of which shall survive such termination. For greater certainty, the termination of this Agreement pursuant to this Article 8 shall not affect the rights or obligations of any Party under the Angle Confidentiality Agreement or the Bellatrix Confidentiality Agreement and such confidentiality agreements shall remain in full force and effect, subject to any further agreement of the Parties.

Unless otherwise provided herein, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party at law or in equity.

Article 9
NOTICES

9.1	Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by facsimile to the Party to whom it is addressed, as follows:

76

(a)	if to Bellatrix, addressed to it at:

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue S.W.

Calgary, Alberta, T2P 3T6

Attention: Raymond G. Smith, President and Chief Executive Officer
Facsimile: (403) 264-8163

with a copy to:

Burnet, Duckworth & Palmer LLP

2400, 525 – 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

Attention: C. Steven Cohen

Facsimile: (403) 260-0332

(b)	if to Angle, addressed to it at:

Angle Energy Inc.
700, 324 – 8th Avenue S.W.

Calgary, Alberta, T2P 2Z2

Attention: Heather Christie-Burns, President and Chief Operating Officer
Facsimile: (403) 263-4179

with a copy to:

Osler, Hoskin & Harcourt LLP

TransCanada Tower

2500, 450 – 1st Street S.W.

Calgary, Alberta, T2P 5H1

Attention: Donald Boykiw

Facsimile: (403) 260-7024

or to such other address as a Party may, from time to time, advise to the other Party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such facsimile is received.

Article 10
GENERAL

10.1	Assignment and Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns; provided that this Agreement may not be assigned by either Party without the prior written consent of the other Party.

77

10.2	Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement with respect to this Agreement or the Arrangement. Notwithstanding the foregoing, if either Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall use reasonable commercial efforts to consult with the other Party as to the nature and wording of such disclosure prior to it being made.

10.3	Costs

Except as expressly set out herein, each Party covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated by this Agreement. Bellatrix and Angle shall share equally any filing fees payable in respect of any filings made under the Competition Act in regards to the transactions contemplated by this Agreement.

10.4	Severability

If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:

(a)	the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and
(b)	the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.
10.5	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as the other Party may reasonably request in order to fully perform and carry out the terms and intent of this Agreement.

10.6	Time of Essence

Time shall be of the essence of this Agreement.

10.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.

78

10.8	Waiver

No waiver by a Party shall be effective unless it is set out in a written instrument signed by such Party and any waiver shall affect only the matter, and the occurrence thereof, specifically identified in the applicable written instrument and shall not extend to any other matter or occurrence.

10.9	Third Party Beneficiaries

The provisions of Section 2.8 and Subsection 3.1(s) are: (i) intended for the benefit of all present and former directors and officers of Angle, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Bellatrix shall hold the rights and benefits of Section 2.8 and Subsection 3.1(s) in trust for and on behalf of the Third Party Beneficiaries and Bellatrix hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.10	Counterparts

This Agreement may be executed in counterparts and by facsimile or portable document format (PDF), each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[Remainder of page left intentionally blank]

79

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

Bellatrix EXPLORATION LTD.
By:	(signed) "Raymond G. Smith"
By:	Raymond G. Smith President and Chief Executive Officer (signed) "Edward J. Brown"
Edward J. Brown Executive Vice-President, Finance and Chief Financial Officer

ANGLE ENERGY INC.
By:	(signed) "Gregg Fischbuch"
By:	Gregg Fischbuch Chief Executive Officer (signed) "Heather Christie-Burns"
Heather Christie-Burns President and Chief Operating Officer

80

schedule "a"

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

Article 11
INTERPRETATION

11.1	Definitions

Whenever used in this Plan, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Adjusted Maximum Cash Consideration" has the meaning ascribed to such term in Subsection 3.1(e)(ii);

"Adjusted Minimum Cash Consideration" has the meaning ascribed to such term in Subsection 3.1(e)(i);

"AEP" means and Angle Energy Partnership, a general partnership created under the laws of the Province of Alberta in which each of Angle and ARI are partners;

"Aggregate Cash Consideration" has the meaning ascribed to such term in Subsection 3.1(e);

"Amalco" means the corporation resulting from the amalgamation of Bellatrix, Angle and ARI pursuant to Subsection 3.1(i) hereof;

"Angle" means Angle Energy Inc., a corporation existing under the ABCA;

"Angle Arrangement Resolution" means, as applicable, the special resolution in respect of the Arrangement to be considered by the Angle Shareholders at the Angle Meeting and the extraordinary resolution in respect of the Arrangement to be considered by the Angle Debentureholders at the Angle Meeting;

"Angle Debenture Indenture" means the trust indenture dated as of January 6, 2011 between Angle and Valiant Trust Company, establishing and setting forth, among other things, the terms of the Angle Debentures;

"Angle Debentureholders" means the holders of Angle Debentures;

"Angle Debentureholders' Vote" means the approval for the Arrangement Resolution by Angle Debentureholders holding not less than 66⅔% of the aggregate outstanding principal amount of Angle Debentures, present in person or represented by proxy at the Angle Meeting, or such other approval as may be required by the Court;

"Angle Debentures" means the 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016;

"Angle Meeting" means the special meeting of Angle Securityholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Angle Securityholders to consider the applicable Angle Arrangement Resolution and related matters, and any adjournment(s) thereof;

"Angle Securityholders" means the Angle Shareholders and Angle Debentureholders;

"Angle Shareholders" means the holders from time to time of Angle Shares;

"Angle Shares" means the common shares of Angle, as constituted on the date hereof;

"ARI" means Angle Resources Inc., a corporation existing under the ABCA;

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan, as supplemented, modified or amended in accordance with this Plan;

"Arrangement Agreement" means the arrangement agreement dated as of October 15, 2013 between Bellatrix and Angle, providing for the Arrangement, as the same may be amended or supplemented from time to time;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;

"Bellatrix" means Bellatrix Exploration Ltd., a corporation existing under the ABCA and following the amalgamation of Bellatrix, Angle and ARI pursuant to Subsection 3.1(i) hereof, means Amalco;

"Bellatrix Shares" means the common shares of Bellatrix as constituted on the date hereof and following the amalgamation of Bellatrix, Angle and ARI pursuant to Subsection 3.1(i) hereof, means the common shares of Amalco, as applicable;

"Business Day" means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

"Cash Consideration" has the meaning ascribed to such term in Subsection 3.1(d)(ii);

"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

"Court" means the Court of Queen's Bench of Alberta;

"Debentureholder Letter of Transmittal" means the Debentureholder Letter of Transmittal forwarded to Angle Debentureholders pursuant to which Angle Debentureholders are required to deliver certificates representing Angle Debentures to the Depositary;

A -2

"Depositary" means Computershare Trust Company of Canada or such other person that may be appointed by Bellatrix for the purpose of receiving deposits of certificates formerly representing Angle Shares and Angle Debentures;

"Dissent Rights" means the right of a Dissenting Debentureholder or Dissenting Shareholder, as the case may be, pursuant to Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof to dissent to the applicable Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, in accordance with Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof;

"Dissenting Debentureholders" means the registered holders of Angle Debentures who validly exercise the Dissent Rights with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

"Dissenting Securityholders" means, as applicable, Dissenting Debentureholders or Dissenting Shareholders;

"Dissenting Shareholders" means the registered holders of Angle Shares who validly exercise Dissent Rights with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

"Effective Date" means the date the Arrangement becomes effective under the ABCA;

"Effective Time" means the time that the Certificate is issued;

"Election Deadline" means 5:00 p.m. (Calgary time) on the Business Day immediately preceding the day of the Angle Meeting or, if such meeting is adjourned, such time on the Business Day immediately prior to the date of such adjourned meeting;

"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Interim Order" means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Angle Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Plan" means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

"Registrar" means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

"Share Consideration" has the meaning ascribed to such term in Subsection 3.1(d)(i);

"Shareholder Letter of Transmittal and Election Form" means the Shareholder Letter of Transmittal and Election Form forwarded to Angle Shareholders pursuant to which Angle Shareholders are required to deliver certificates representing Angle Shares to the Depositary and may elect to receive, on completion of the Arrangement, in exchange for each Angle Share, the Cash Consideration or the Share Consideration, subject in each case to proration as set forth in Subsection 3.1(e) hereof; and

A -3

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.), c. 1, as amended, including the regulations promulgated thereunder.

11.2	Interpretation Not Affected by Headings

The division of this Plan into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

11.3	Article References

Unless the contrary intention appears, references in this Plan to an article, section, subsection, paragraph, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, exhibit or schedule, respectively, bearing that designation in this Plan.

11.4	Number

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa, words importing gender shall include all genders.

11.5	Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

11.6	Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

1.7	Statutes

References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

Article 12
BINDING EFFECT OF THE PLAN

12.1	Plan Binding

Upon the filing of the Articles of Arrangement and the issue of the Certificate, this Plan shall be binding and effective on and after the Effective Time on Angle, Bellatrix, AEP, ARI and all legal and beneficial holders of Angle Shares and Angle Debentures.

A -4

12.2	Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan shall become effective unless all of the provisions of this Plan shall have become effective in the sequence provided herein. The Certificate shall be conclusive proof that the Arrangement has become effective and that each of the events or transactions set forth in Section 3.1 has become effective in the sequence and at the time set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

12.3	Plan Part of the Arrangement Agreement

The Plan is made pursuant to the Arrangement Agreement and is subject to the provisions of, and forms part of, the Arrangement Agreement.

Article 13
THE ARRANGEMENT

13.1	The Arrangement

Commencing at the Effective Time, each of the events or transactions set out below shall occur, and shall be deemed to occur, in the following order, without any further act or formality, except as otherwise provided herein:

(a)	AEP shall be dissolved in accordance with the following:
(i)	all of the property of AEP shall be distributed to Angle and ARI, the partners of AEP, by distributing to each partner an undivided interest in each such property, in accordance with their respective partnership interests immediately prior to the dissolution; and
(ii)	Angle and ARI, the partners of AEP, shall assume and be liable for all of the obligations of AEP in accordance with their respective partnership interests immediately prior to the dissolution;

(b)               subject to Section 5.1 hereof, each of the Angle Shares held by Dissenting Shareholders shall be deemed to have been transferred to, and acquired by, Bellatrix (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Angle Shares and to have any rights as holders of such Angle Shares other than the right to be paid fair value for such Angle Shares as set out in Section 5.1 hereof; and
(ii)	such Dissenting Shareholders' names shall be removed as the holders of such Angle Shares from the registers of Angle Shares maintained by or on behalf of Angle;
(c)	subject to Section 5.1 hereof, each of the Angle Debentures held by Dissenting Debentureholders shall be deemed to have been transferred to, and acquired by, Bellatrix (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and:
A -5

(i)	such Dissenting Debentureholders shall cease to be the holders of such Angle Debentures and to have any rights as holders of such Angle Debentures other than the right to be paid fair value for such Angle Debentures as set out in Section 5.1 hereof; and
(ii)	such Dissenting Debentureholders' names shall be removed as the holders of such Angle Debentures from the registers of Angle Debentures maintained by or on behalf of Angle;
(d)	subject to Subsection 3.1(e) and Sections 3.3, 3.4, 4.7 and 4.10, each outstanding Angle Share (other than those held by Dissenting Shareholders) shall be transferred to, and acquired by, Bellatrix (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in accordance with the election, or deemed election, of the holder of such Angle Share, in exchange for the following:
(i)	0.4734 of a Bellatrix Share (the "Share Consideration"); or
(ii)	$3.85 in cash (the "Cash Consideration").
(e)	Bellatrix shall pay no more or less than $69,701,110 in cash (the "Aggregate Cash Consideration") in exchange for the Angle Shares and:
(i)	if, but for this Subsection 3.1(e), holders of Angle Shares elect (or are deemed to elect) to receive Cash Consideration that in the aggregate is less than the Aggregate Cash Consideration, then each holder of Angle Shares that has elected (or is deemed to have elected) to receive Share Consideration, will receive cash in an amount equal to the result obtained when the amount by which the Aggregate Cash Consideration exceeds the amount of Cash Consideration which has been elected (or has been deemed to be elected) by Angle Shareholders is multiplied by a fraction the numerator of which is the Share Consideration requested (or deemed to have been requested) by such holder and the denominator of which is the aggregate Share Consideration requested (or deemed to have been requested) by all holders of Angle Shares (the "Adjusted Minimum Cash Consideration"), and each such holder of Angle Shares will, subject to Subsection 3.1(e)(iii), thereby be deemed to have elected to (A) exchange such number of the holder's Angle Shares (for which such holder has elected (or has deemed to elect), but for this Subsection 3.1(e), to receive the Share Consideration) equal to the Adjusted Minimum Cash Consideration divided by $3.85 for the Cash Consideration and (B) exchange the remainder of the Angle Shares (for which such holder has elected (or has deemed to elect) but for this Subsection 3.1(e) to receive the Share Consideration) for the Share Consideration; and
(ii)	if, but for this Subsection 3.1(e), holders of Angle Shares elect (or are deemed to elect) to receive Cash Consideration that in the aggregate exceeds the Aggregate Cash Consideration, then each holder of Angle Shares that has elected (or is deemed to have elected) to receive Cash Consideration, will receive cash in an amount equal to the result obtained when the Aggregate Cash Consideration is multiplied by a fraction the numerator of which is the Cash Consideration requested (or deemed to have been requested) by such holder and the denominator of which is the aggregate Cash Consideration requested (or deemed to have been requested) by all holders of Angle Shares (the "Adjusted Maximum Cash Consideration"), and each such holder of Angle Shares will, subject to Subsection 3.1(e)(iii), thereby be deemed to have elected to (A) exchange such number of the holder's Angle Shares (for which such holder has elected (or has deemed to elect) but for this Subsection 3.1(e) to receive the Cash Consideration) equal to the Adjusted Maximum Cash Consideration divided by $3.85 for the Cash Consideration and (B) exchange the remainder of their Angle Shares (for which such holder has elected (or has deemed to elect) but for this Subsection 3.1(e) to receive the Cash Consideration) for the Share Consideration; and
A -6

(iii)	notwithstanding Subsections 3.1(d), 3.1(e)(i) and 3.1(e)(ii), where an Angle Shareholder receives a combination of Bellatrix Shares and cash consideration, whether pursuant to the elections (or deemed elections) made pursuant to Subsection 3.1(d) or as a result of the adjustments under Subsections 3.1(e)(i) and 3.1(e)(ii), and the Angle Shareholder makes a valid joint election with Bellatrix in accordance with Subsection 3.4 to have the transfer of Angle Shares to Bellatrix under this Plan take place pursuant to the provisions of subsection 85(1) or (2) of the Tax Act (and the analogous provisions of any provincial tax laws), such Angle Shareholder shall be deemed to have transferred all of such holder's Angle Shares to Bellatrix as a single transaction for consideration consisting of the combination of Bellatrix Shares and cash received under this Plan;
(f)	each outstanding Angle Debenture shall be transferred to, and acquired by, Bellatrix (free and clear of liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for a cash payment equal to $1,040 for each $1,000 principal amount of outstanding Angle Debenture, plus all accrued but unpaid interest payable thereon up to (but excluding) the Effective Date;
(g)	the stated capital of all of the Angle Shares shall be reduced to $1.00 in the aggregate;
(h)	the stated capital of all of the outstanding shares of ARI shall be reduced to $1.00 in the aggregate;
(i)	Bellatrix, Angle and ARI shall be amalgamated and continued as one corporation, Amalco, in accordance with the following:
(i)	the articles of Amalco shall be the same as the articles of Bellatrix and the name of Amalco shall be "Bellatrix Exploration Ltd.";
(ii)	the Angle Shares and the shares of ARI shall be cancelled without any repayment of capital;
(iii)	the Angle Debentures shall be cancelled, extinguished and terminated and be of no further force and effect and all related agreements and instruments, including the Angle Debenture Indenture, thereto shall be terminated (except for such terms as shall survive following the termination thereof in accordance with the terms thereof);
(iv)	the property of each of the amalgamating corporations shall continue to be the property of Amalco;
(v)	Amalco shall continue to be liable for the obligations of each of the amalgamating corporations;
A -7

(vi)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;
(vii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against Amalco;
(viii)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against Amalco;
(ix)	the Articles of Amalgamation of Amalco shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation of Amalco shall be deemed to be the Certificate of Incorporation of Amalco;
(x)	the by-laws of Amalco shall be the by-laws of Bellatrix until repealed, amended, altered or added to;
(xi)	the first directors of Amalco shall be the directors of Bellatrix, being:

Murray B. Todd
W.C. (Mickey) Dunn
Raymond G. Smith
John H. Cuthbertson
Murray L. Cobbe
Doug N. Baker
Keith E. Macdonald
Melvin M. Hawkrigg
Robert A. Johnson

(xii)           the first officers of Amalco shall be the officers of Bellatrix; and

(xiii)         the stated capital of Amalco shall be the same as the stated capital of Bellatrix as of the Effective Time.

13.2	Effect of the Arrangement
(a)	With respect to each Angle Shareholder, other than Dissenting Shareholders, at the Effective Time:
(i)	such Angle Shareholder shall cease to be a holder of the Angle Shares so transferred and the name of such holder shall be removed from the register of holders of Angle Shares as it relates to the Angle Shares so transferred;
(ii)	Bellatrix shall become the holder of the Angle Shares so transferred and shall be added to the register of holders of Angle Shares; and
(iii)	Bellatrix shall pay to such holder the cash consideration and/or allot and issue to such holder the number of Bellatrix Shares issuable to such holder on the basis set forth in Subsection 3.1(d) or Subsection 3.1(e), as applicable, and, if Bellatrix Shares are delivered, the name of such holder shall be added to the register of holders of the Bellatrix Shares in respect of such delivered Bellatrix Shares.
A -8

(b)	With respect to each Angle Debentureholder, other than Dissenting Debentureholders, at the Effective Time:
(i)	such Angle Debentureholder shall cease to be a holder of the Angle Debentures so transferred and the name of such holder shall be removed from the register of holders of Angle Debentures as it relates to the Angle Debentures so transferred; and
(ii)	Bellatrix shall become the holder of the Angle Debentures so transferred and shall be added to the register of holders of Angle Debentures.
13.3	Election by Angle Shareholders

With respect to the exchange of Angle Shares effected pursuant to Subsection 3.1(d):

(a)	the elections of each Angle Shareholder of the consideration to be received pursuant to Subsection 3.1(d) shall be made by depositing with the Depositary, prior to the Election Deadline, a duly completed Shareholder Letter of Transmittal and Election Form indicating such Angle Shareholder's election, together with any certificates representing such Angle Shareholder's Angle Shares; and
(b)	any Angle Shareholder who does not deposit with the Depositary a duly completed Shareholder Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Subsection 3.3(a) and the Shareholder Letter of Transmittal and Election Form, shall be deemed to have elected to exchange 22% of such holder's Angle Shares for the Cash Consideration and 78% of such holder's Angle Shares for the Share Consideration prior to the adjustments pursuant to Subsection 3.1(e)(i) and 3.1(e)(ii) and subject to Subsection 3.1(e)(iii).
13.4	Joint Tax Elections

An Angle Shareholder who receives consideration consisting, in whole or in part, of Bellatrix Shares under the Arrangement shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law). Bellatrix shall make available on the Bellatrix website a pre-signed version of the required Tax Act forms by the 60th day following the Effective Date. An Angle Shareholder who is required to file a similar provincial election form must provide two signed copies of the duly completed prescribed provincial election form to Bellatrix prior to the 90th day following the Effective Date. Such prescribed provincial election form will be signed by Bellatrix and returned to the Angle Shareholder within 30 days of receipt thereof by Bellatrix for filing with the applicable provincial taxation authorities. Bellatrix will not be responsible for the proper completion of any election form and, except for the obligation of Bellatrix to so sign and return duly completed provincial election forms which are received by Bellatrix prior to the 90th day of the Effective Date, Bellatrix will not be responsible for any taxes, interest or penalties resulting from the failure by a former Angle Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial legislation). In its sole discretion, Bellatrix may choose to sign and return a prescribed provincial election form received by it more than 90 days following the Effective Date, but Bellatrix will have no obligation to do so.

A -9

13.5	Effect of not Receiving the Angle Debentureholders' Vote

Notwithstanding anything else herein, in circumstances where (i) the Angle Debentureholders' Vote is not attained at the Angle Meeting in accordance with the terms of the Interim Order, or (ii) Dissent Rights have been validly exercised in respect of more than 5% of the aggregate principal amount of Angle Debentures outstanding and Bellatrix elects, in its sole discretion, not to proceed with the purchase of the Angle Debentures pursuant to the Arrangement, the Arrangement shall proceed, in which case Section 3.1(f) and Subsection 3.1(i)(iii) and all other references in this Plan to the Angle Debentures, the Angle Debentureholders and the Angle Debentureholders' Vote shall be, and be deemed to be, deleted from this Plan.

Article 14
OUTSTANDING CERTIFICATES AND PAYMENTS

14.1	Certificates

From and after the Effective Time, each certificate formerly representing Angle Shares and Angle Debentures shall represent only the right to receive:

(a)	in the case of certificates held by Dissenting Securityholders, the fair value of the Angle Shares, or Angle Debentures, as applicable represented by such certificates as provided for in the Interim Order and Article 5;
(b)	in the case of all other Angle Shareholders, the amount of cash or the number of Bellatrix Shares (or combination of both) the former holder of the Angle Shares represented by the certificate is entitled to in accordance with the terms and subject to the limitations of this Plan upon such former holder depositing with the Depositary the certificates representing his/her/its Angle Shares, a duly completed and signed Shareholder Letter of Transmittal and Election Form and such other documents and instruments as the Depositary may reasonably require; and
(c)	in the case of all other Angle Debentureholders, the amount of cash the former holder of the Angle Debentures represented by the certificate is entitled to in accordance with the terms and subject to the limitations of this Plan upon such former holder depositing with the Depositary the certificates representing his/her/its Angle Debentures, a duly completed and signed Debentureholder Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require.
14.2	Deposit of Consideration by Bellatrix

Prior to the Effective Time, Bellatrix shall: (a) issue and deliver to the Depositary an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent for the Bellatrix Shares, to issue certificates representing the aggregate number of Bellatrix Shares to which the Angle Shareholders are entitled in accordance with the terms of the Arrangement; (b) deliver to the Depositary by way of wire transfer, a certified cheque or bank draft, payable to the Depositary, or such other manner satisfactory to the Depositary, in an amount equal to the aggregate amount of cash that the Angle Shareholders are entitled to receive for their Angle Shares in accordance with the terms of this Plan; and (c) deliver to the Depositary by way of wire transfer, a certified cheque or bank draft, payable to the Depositary or such other manner satisfactory to the Depositary, in an amount equal to the aggregate amount of cash that the Angle Debentureholders are entitled to receive for their Angle Debentures in accordance with the terms of this Plan.

A -10

14.3	Payment of Consideration by Depositary
(a)	Promptly following the Effective Time, upon receipt of the treasury order and funds delivered by Bellatrix pursuant to Section 4.2, the Depositary shall, in the case of Angle Shareholders entitled to cash consideration in accordance with this Plan, cause individual cheques, and in the case of Angle Shareholders entitled to Bellatrix Shares in accordance with the terms of this Plan, cause certificates representing such Bellatrix Shares, to be forwarded to those persons in each case who have deposited with the Depositary the certificates for such Angle Shares, a duly completed and signed Shareholder Letter of Transmittal and Election Form and such documents and instruments required by the Depositary pursuant to Section 4.1. Such cheques and certificates shall, if elected by the Angle Shareholder in the relevant Shareholder Letter of Transmittal and Election Form, be held for pick-up at the noted offices of the Depositary and, in the absence of such election, shall be forwarded by first class mail, postage pre-paid, to the person and at the address specified in the relevant Shareholder Letter of Transmittal and Election Form or, if no address has been specified therein, at the address specified for the particular Angle Shareholder in the register of holders of Angle Shares. Cheques and certificates mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office.
(b)	Promptly following the Effective Time, upon receipt of the funds delivered by Bellatrix pursuant to Section 4.2, the Depositary shall, in the case of Angle Debentureholders cause individual cheques to be forwarded to those persons who have deposited with the Depositary the certificates for such Angle Debentures, a duly completed and signed Debentureholder Letter of Transmittal and such documents and instruments required by the Depositary pursuant to Section 4.1. Such cheques shall, if elected by the Angle Debentureholder in the relevant Debentureholder Letter of Transmittal, be held for pick-up at the noted offices of the Depositary and, in the absence of such election, shall be forwarded by first class mail, postage pre-paid, to the person and at the address specified in the relevant Debenture Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Angle Debentureholder in the register of holders of Angle Debentures. Cheques mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office.
14.4	Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Angle Shares or Angle Debentures that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Bellatrix, Angle and their respective transfer agents in such form as is satisfactory to Bellatrix, Angle and their respective transfer agents, or shall otherwise indemnify Bellatrix, Angle and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

14.5	Registration of Bellatrix Shares

The Depositary shall register Bellatrix Shares in the name of each Angle Shareholder entitled thereto or as otherwise instructed in the Shareholder Letter of Transmittal and Election Form deposited by such Angle Shareholder and shall deliver such Bellatrix Shares in accordance with Section 4.3.

A -11

14.6	No Interest after the Effective Time
(a)	From and after the Effective Time, the Angle Shareholders shall not be entitled to any dividend or other payment on or with respect to Angle Shares other than the Bellatrix Shares or cash (or both), as applicable, that they are entitled to receive pursuant to this Plan.
(b)	From and after the Effective Time, the Angle Debentureholders shall not be entitled to any interest or other payment on or with respect to Angle Debentures other than the cash that they are entitled to receive pursuant to this Plan.
14.7	Treatment of Fractional Shares

No fractional Bellatrix Shares will be issued in connection with the Arrangement. In the event that a Angle Shareholder would otherwise be entitled to a fractional Bellatrix Share hereunder, the number of Bellatrix Shares issued to such Angle Shareholder shall be rounded up to the next whole number of Bellatrix Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Bellatrix Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Angle Shares registered in the name of or beneficially held by such Angle Shareholder or his/her/its nominee shall be aggregated.

14.8	Failure to Deposit Certificates

Subject to any applicable laws relating to unclaimed personal property, any certificate formerly representing Angle Shares or Angle Debentures that is not deposited, together with all other documents required hereunder, on the last Business Day before the third anniversary of the Effective Date and any right or claim to receive Bellatrix Shares or cash payment hereunder that remains outstanding on such day shall cease to represent a right or claim by or interest of any kind or nature including the right of a former holder of Angle Shares or Angle Debentures, as applicable, to receive the consideration for such Angle Shares or Angle Debentures, as applicable pursuant to this Plan (and any dividends or other distributions thereon) shall terminate and be deemed to be surrendered and forfeited to Bellatrix, for no consideration. In such case, such Bellatrix Shares shall be returned to Bellatrix for cancellation and any cash (including any dividends or other distributions in respect of such Bellatrix Shares) shall be returned to Bellatrix.

14.9	Dividends

Subject to Section 4.8, all dividends payable in respect of Bellatrix Shares to which a former Angle Shareholder is entitled in accordance with this Plan, but for which a certificate representing such Bellatrix Shares has not been delivered to such Angle Shareholder in accordance with this Article 4, shall be paid or delivered to the Depositary to be held in trust for such Angle Shareholder for delivery to the Angle Shareholder, net of all withholding and other taxes, upon delivery of the certificate representing the applicable Bellatrix Shares in accordance with this Article 4.

14.10	Withholdings

Angle, Bellatrix and the Depositary shall be entitled to deduct or withhold from any dividend or consideration payable to any Angle Securityholder such amounts as Angle, Bellatrix or the Depositary is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid to the Angle Securityholders in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, any of Angle, Bellatrix or the Depositary is hereby authorized to sell or otherwise dispose of such other portion of the consideration as is necessary to provide sufficient funds to Angle, Bellatrix or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Angle, Bellatrix and the Depositary shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds (after deducting any expenses incurred in connection therewith) of such sale.

A -12

Article 15
DISSENT RIGHTS

15.1	Dissent Rights
(a)	Each registered holder of Angle Shares shall have Dissent Rights with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Angle Shares and shall only be entitled to be paid the fair value of such holder's Angle Shares net of all withholding or other taxes. A Dissenting Shareholder shall be deemed to have transferred the holder's Angle Shares to Bellatrix at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who is, for any reason, not entitled to be paid the fair value of the holder's Angle Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Angle Shares, notwithstanding the provisions of Section 191 of the ABCA and, such Dissenting Shareholder shall be deemed to have elected to receive Bellatrix Shares for such holder's Angle Shares on the basis set forth in Subsection 3.1(d)(i), notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Angle Shares held by a Dissenting Shareholder shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by holders of Angle Shares at the Angle Meeting. In no event shall Angle or Bellatrix be required to recognize any Dissenting Shareholder as a securityholder of Angle after the Effective Time and the names of such holders shall be removed from the register of holders of Angle Shares as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.
(b)	Each registered holder of Angle Debentures shall have Dissent Rights with respect to the Arrangement in accordance with the Interim Order. A Dissenting Debentureholder shall, at the Effective Time, cease to have any rights as a holder of Angle Debentures and shall only be entitled to be paid the fair value of such holder's Angle Debentures net of all withholding or other taxes. A Dissenting Debentureholder shall be deemed to have transferred the holder's Angle Debentures to Bellatrix at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Debentureholder who is, for any reason, not entitled to be paid the fair value of the holder's Angle Debentures shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Angle Debentures, notwithstanding the provisions of Section 191 of the ABCA and, such Dissenting Debentureholder shall be deemed to receive the consideration for such holder's Angle Debentures on the basis set forth in Subsection 3.1(e) and subject to Section 3.5. The fair value of the Angle Debentures held by a Dissenting Debentureholder shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by holders of Angle Debentures at the Angle Meeting. In no event shall Angle or Bellatrix be required to recognize any Dissenting Debentureholder as a securityholder of Angle after the Effective Time and the names of such holders shall be removed from the register of holders of Angle Debentures as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

A -13

Article 16
AMENDMENTS

16.1	Amendment of this Plan
(a)	Angle and Bellatrix may amend, modify and/or supplement this Plan at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is: (i) approved by both Angle and Bellatrix; (ii) filed with the Court and, if made following the Angle Meeting, approved by the Court; and (iii) communicated to Angle Securityholders in the manner required by the Court (if so required).
(b)	Any amendment, modification or supplement to this Plan may be proposed by Angle and Bellatrix at any time prior to or at the Angle Meeting (provided that the other party shall have consented in writing prior thereto) with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the Angle Shareholders and, if it affects Angle Debentureholders, Angle Debentureholders (other than as may be required by the Interim Order or other order of the Court), shall become part of this Plan for all purposes.
(c)	Any amendment, modification or supplement to this Plan which is approved or directed by the Court following the Angle Meeting shall be effective only: (i) if it is consented to by Angle and Bellatrix (each acting reasonably); and (ii) if required by the Court or applicable law, it is consented to by Angle Shareholders and, if it affects Angle Debentureholders, Angle Debentureholders.
(d)	This Plan may be amended, modified or supplemented following the Effective Time unilaterally by Bellatrix, provided that it concerns a matter that, in the reasonable opinion of Bellatrix, is of an administrative nature required to better give effect to the implementation of this Plan and is not adverse to the financial or economic interest of any former Angle Securityholder.
(e)	In accordance with Section 3.5 hereof, if the purchase of the Angle Debentures is not to proceed, this Plan will be amended and restated to delete Section 3.1(f) and all other references in this Plan to the Angle Debentures, the Angle Debentureholders and the Angle Debentureholders' Vote prior to the application for the Final Order without any notification or communication to the Angle Securityholders unless otherwise required by the Court.

A -14

Article 17
FURTHER ASSURANCES

17.1                                  Further Acts

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order further to document or evidence any of the transactions or events set out herein.

17.2                                  Priority of Plan

From and after the Effective Time (a) this Plan shall take precedence and priority over any and all rights related to Angle Shares or Angle Debentures issued prior to the Effective Time; (b) the rights and obligations of the holders of Angle Securityholders and any trustee and transfer agent therefor, shall be solely as provided for in this Plan; and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Angle Shares or Angle Debentures shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

A -15

SCHEDULE "B"

FORM OF ANGLE SUPPORT AGREEMENT

October ________, 2013

To the Undersigned Securityholder of Angle Energy Inc.

Dear Sir / Madame:

Re:	Agreement Respecting the Purchase by Bellatrix Exploration Ltd. of Angle Energy Inc.

Reference is made to the arrangement agreement dated October 15, 2013 (the "Arrangement Agreement") between Bellatrix Exploration Ltd. ("Bellatrix") and Angle Energy Inc. ("Angle") pursuant to which, among other things, Bellatrix has agreed to directly or indirectly purchase all of the issued and outstanding common shares in the capital of Angle ("Angle Shares") (including all of the Angle Shares issued upon the exercise or surrender of the outstanding options to acquire Angle Shares granted under the incentive stock option plan of Angle ("Angle Options") and upon the exercise of the outstanding restricted share units ("Angle RSUs") for consideration of, for each Angle Share as set forth in the Arrangement Agreement and the Plan of Arrangement. In addition, Bellatrix has agreed that each holder of the 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016 (the "Angle Debentures") shall be entitled to receive a payment in cash equal to $1,040 plus accrued and unpaid interest up to and excluding the Effective Date of the Arrangement per Angle Debenture, subject to certain conditions as set forth in the Arrangement Agreement including, but not limited to, the approval for the Arrangement of the holders of the Angle Debentures. Angle Shares, Angle Options, Angle RSUs and Angle Debentures are collectively referred to herein as the "Angle Securities". Capitalized words and phrases used but not defined herein shall have the meaning ascribed to them in the Arrangement Agreement.

Any references in this letter agreement to Angle Securities owned by the Securityholder shall mean such number of Angle Securities owned by the Securityholder as at the date hereof and, where the context requires, shall include all Angle Securities issued to the Securityholder after the date hereof pursuant to the exercise or surrender of the outstanding Angle Options or Angle RSUs held by the Securityholder.

We understand that you (the "Securityholder") beneficially own or exercise control or direction over, directly or indirectly, the number of Angle Shares, Angle Options, Angle RSU and Angle Debentures set forth in the execution page of this letter agreement.

This letter agreement sets forth the agreement between Bellatrix and the Securityholder that the Securityholder agrees to vote the following Securityholder's Angle Securities in favour of the Arrangement (and in favour of any actions required in furtherance of the actions contemplated thereby) at any meeting of the securityholders of Angle, however called, for the purpose of approving the Arrangement and any adjournment or postponement thereof (the "Meeting"): (i) all of the Angle Shares beneficially owned by the Securityholder, or over which the Securityholder exercises direction and control, directly or indirectly, in his or her personal capacity, which are set forth in the execution page of this letter agreement; (ii) all of the Angle Shares issued upon the exercise or surrender of the Angle Options held by the Securityholder, which are set forth in the execution page of this letter agreement; (iii) all of the Angle Shares issuable upon the exercise of the Angle RSUs held by the Securityholder, which are set within the execution page of this letter agreement; (iv) all Angle Debentures held by the Securityholder, which are set within the execution page of this letter agreement and (v) any and all other Angle Shares or Angle Debentures hereafter acquired or controlled by the Securityholder in his or her personal capacity either directly or indirectly before the date of the Meeting; ((i), (ii), (iii) and (iv) are collectively referred to as the "Securityholder's Angle Securities"), and to otherwise support the Arrangement, subject to the terms and conditions of this letter agreement.

The Securityholder acknowledges and agrees that the completion of the Arrangement is subject to various conditions as set forth in the Arrangement Agreement, which conditions are for the exclusive benefit of Bellatrix and/or Angle, which Bellatrix and/or Angle has the right, in its sole discretion, to waive in whole or in part, or to rely on in connection with termination of the Arrangement Agreement and this letter agreement and their respective obligations to complete the Arrangement. Further, the Securityholder acknowledges and agrees that the Arrangement Agreement may be amended or amended and restated and any such amendment or amendment and restated shall not in any way affect the obligations of the Securityholder hereunder except as provided in Section 5 hereof.

1.	Covenants of the Securityholder

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions hereof, from the date hereof until the termination of this letter agreement in accordance with Section 5, the Securityholder hereby covenants and agrees, as follows:

(a)	Irrevocably to vote (or cause to be voted, and provide evidence thereof, including if voting by proxy, to Bellatrix within five days prior to the Meeting) all of the Securityholder's Angle Securities in favour of all resolutions approving the Arrangement, as contemplated by the Arrangement Agreement, and any actions required in furtherance of the actions contemplated thereby at the Meeting and not withdraw any proxies or change the vote thereof;
(b)	to vote (or to cause to be voted) all of the Securityholder's Angle Securities at any meeting of securityholders of Angle against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;
(c)	except to the extent permitted hereunder, not take any action of any kind which would cause any of its representations or warranties in this letter agreement to become untrue or which may in any way materially adversely affect the success of the Arrangement, the purchase of any Angle Shares (including the Angle Shares issuable upon the exercise or surrender of the Angle Options and Angle RSUs held by the Securityholder) under the Arrangement, the purchase of the Angle Debentures under the Arrangement or the completion of the Arrangement;
(d)	promptly notify Bellatrix upon any of the Securityholder's representations or warranties in this letter agreement becoming untrue or incorrect in any material respect during the period commencing on the date hereof and expiring at the earlier of the Effective Time and the termination of this letter agreement, and for the purpose of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
B - 2

(e)	not to grant or agree to grant any proxy or other right to vote any of the Securityholder's Angle Securities (other than as permitted under subsections 1(a) and 1(b) hereof and to grant or agree to grant a proxy to vote at any regularly held annual meeting of Angle with respect to matters that do not affect the Arrangement), or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Securityholders or give consents or approval of any kind as to any of the Securityholder's Angle Securities (other than in connection with the performance by the Securityholder of its obligations hereunder);
(f)	not to sell, transfer, assign, convey or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, conveyance or other disposition of, any of the Securityholder's Angle Securities to any person other than to: (i) Bellatrix or a subsidiary thereof; or (ii) an affiliate or associate (as those terms are defined in the Securities Act (Alberta)) of such Securityholder provided that such affiliate or associate first agrees with Bellatrix to be bound by the terms hereof;
(g)	not to exercise any Dissent Rights or appraisal rights in respect of any resolution approving the Arrangement and not to exercise any other securityholder rights or remedies available at common law or pursuant to the Business Corporations Act (Alberta) or applicable securities legislation to delay, hinder, upset or challenge the Arrangement;
(h)	except to the extent permitted hereunder, not to take any action, directly or indirectly, which may reasonably be expected to adversely affect, delay, hinder, upset or challenge the successful completion of the Arrangement, the purchase of any Angle Shares (including the Angle Shares issuable upon the exercise or surrender of the Angle Options, Angle RSUs and any and all other Angle Shares hereafter acquired or controlled by the Securityholder in his or her personal capacity either directly or indirectly before the date of the Meeting) under the Arrangement or the purchase of any Angle Debentures under the Arrangement;
(i)	to enter into the Option Exercise and Termination Agreement in respect of all Angle Options held by the Securityholder, at least one business day prior to the application for the Interim Order; and;
(j)	if the Securityholder is a director or officer of Angle or any of its subsidiaries, it will, if requested by Angle, resign his or her position as a director and/or officer of Angle and any of its subsidiaries effective at such time as may be requested by Bellatrix (provided such time is not prior to the Effective Time) and provide a release in favour of Angle and Bellatrix in accordance with the Arrangement Agreement and will use its reasonable efforts to enable Bellatrix to elect or appoint all of the directors of Angle and its subsidiaries in order to effect an orderly transition of management and control of Bellatrix at the time and in the manner requested by Bellatrix provided that the Arrangement is effected; and
(k)	to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents or other instruments as Bellatrix may reasonably request for the purpose of effectively carrying out the matters contemplated by this letter agreement.
2.	Non-Solicitation

The Securityholder agrees that it will not directly or indirectly:

B - 3

(a)	solicit, assist or knowingly facilitate, initiate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information; or
(b)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, or conditions (financial or otherwise) of Angle in connection with, or performance of an Acquisition Proposal or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing.
3.	Representations and Warranties

The Securityholder represents and warrants to Bellatrix that:

(a)	the Securityholder is duly authorized and has the authority to execute and deliver this letter agreement and carry out the transactions contemplated hereby and this letter agreement is a valid and binding agreement enforceable against the Securityholder in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other applicable laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;
(b)	neither the execution of this letter agreement by the Securityholder nor the completion by the Securityholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Securityholder will be a party or by which it will be bound at the time of such completion;
(c)	(i) the Securityholder is the beneficial owner of or exercises control and direction over the number of Angle Shares, Angle Options, Angle RSUs and Angle Debentures set forth in the execution page of this letter agreement; and (ii) as at the date hereof, the foregoing Angle Shares, Angle Options, Angle RSUs and Angle Debentures as set forth in the execution page are the only securities in the capital of Angle beneficially owned by the Securityholder or over which he, she or it exercises control or direction;
(d)	the Angle Shares, Angle Options, Angle RSUs and Angle Debentures beneficially owned by the Securityholder or over which the Securityholder exercises control and direction at the date hereof are held by the Securityholder with valid and marketable title thereto, and the transfer to Bellatrix or a subsidiary thereof of such Angle Shares and the Angle Shares issuable upon the exercise or surrender of such Angle Options and Angle RSUs will pass good and marketable title to such shares, free and clear of all claims, liens, charges, encumbrances and security interests;
(e)	the Angle Shares (including the Angle Shares issuable upon the exercise or surrender of Angle Options and issuable upon the exercise of the Angle RSUs) and the Angle Debentures owned or controlled by the Securityholder are not subject to any securityholder agreements, voting trust or similar agreements or any right or privilege (whether by law, pre emptive or contractual) capable of becoming a securityholders' agreement, voting trust or other agreement affecting such Angle Shares or Angle Debentures or any interest therein or right thereto, including, without limitation, the voting of any such securities;
B - 4

(f)	other than pursuant to this letter agreement, the Securityholder has not previously granted or agreed to grant any proxy or any other right to vote any of the Securityholder's Angle Securities in respect of any meeting of securityholders of Angle that is currently in force, and has not entered into a voting trust, vote pooling or other agreement with respect to his, her or its right to vote, call meetings of securityholders of Angle or give consents or approvals of any kind as to the Securityholder's Angle Securities;
(g)	there are no legal proceedings currently in progress or pending before any governmental entity or, to the Securityholder's knowledge, threatened against the Securityholder or any of such Securityholder's affiliates that would materially adversely affect in any manner the ability of the Securityholder to enter into this letter agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Securityholder's Angle Securities, and there is no current and enforceable judgment, decree or order against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this letter agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Securityholder's Angle Securities; and
(h)	no authorization, consent or approval from, or filing, registration, declaration or qualification with, or before, or giving notice to, any person is required to be obtained, given or made for the execution and delivery by the Securityholder of this letter agreement, the performance of the terms hereof by the Securityholder or the consummation of the transactions contemplated hereby by the Securityholder, except for those which have been (or will be with respect to consummation) duly and unconditionally obtained and are (or will be with respect to consummation) in full force and effect.

The foregoing representations and warranties shall be true and correct on the date hereof and on the Effective Date.

4.	Expenses

Bellatrix and the Securityholder agree to pay their own respective expenses incurred in connection with this letter agreement.

5.	Termination

It is understood and agreed that the respective rights and obligations hereunder of Bellatrix and the Securityholder shall cease and this letter agreement shall terminate on the earlier of: (a) the Effective Time; (b) the date on which this letter agreement is terminated by the mutual written agreement of the parties hereto; or (c) the date on which the Arrangement Agreement is terminated in accordance with its terms. In addition, this letter agreement may be terminated by the Securityholder by notice in writing to Bellatrix if the Arrangement Agreement is amended to reduce or change the form of the consideration payable to the Securityholder for Angle Shares pursuant to the Arrangement.

B - 5

In the event of termination of this letter agreement, this letter agreement shall forthwith be of no further force and effect, except for Sections 4, 7, 8, 11 and 14 and this Section 5 which provisions shall survive the termination of this letter agreement and there shall be no liability on the part of either the Securityholder or Bellatrix or any of its affiliates or associates, except to the extent that either such party is in default of its obligations herein contained.

6.	Future Amendments

To the extent that the Arrangement Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Arrangement Agreement shall be to the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time, and all references to particular sections of the Arrangement Agreement shall be deemed to be references to the analogous provision in the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time.

7.	Assignment

Except as expressly set forth herein, no party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party except that Bellatrix may assign its rights and obligations under this letter agreement to any of its affiliates, to the extent permitted by the Arrangement Agreement, provided such affiliate executes and delivers a counterpart to this letter agreement pursuant to which it agrees to be bound by the terms of this letter agreement as if it were the purchaser pursuant to the Arrangement, but no such assignment shall relieve Bellatrix of its obligations hereunder.

8.	Disclosure

Prior to the first public disclosure of the existence and terms and conditions of this letter agreement by Bellatrix or Angle or an affiliate thereof, the Securityholder shall not disclose the existence of this letter agreement or any details hereof or the possibility of the Arrangement being effected or any terms or conditions or other information concerning any possible acquisition of the Securityholder's Angle Securities, to any person other than (i) the Securityholder's advisors (provided that the Securityholder's advisors shall be required to comply with the foregoing disclosure obligations and the Securityholder agrees to be responsible for any breach of such disclosure obligations by any of the Securityholder's advisors); and (ii) Angle and its directors, officers and advisors, without the prior written consent of Bellatrix, except to the extent required by applicable law, stock exchange rules or policies of regulatory authorities having jurisdiction which Bellatrix after reasonable notice will not consent to, and any disclosure by the Securityholder after the first public disclosure of the existence and terms and conditions of this letter agreement by Bellatrix or Angle or an affiliate thereof shall be permitted only to the extent that any such information disclosed by the Securityholder has already been publicly disclosed by one of these parties other than the Securityholder. Notwithstanding anything contained herein or elsewhere, the existence and terms and conditions of this letter agreement may be disclosed by Bellatrix and Angle in any press release issued in connection with the execution of the Arrangement Agreement or to the extent required by applicable law.

9.	Notices

All notices to be given to a party hereunder shall be in writing and delivered personally, by overnight courier, by facsimile or electronically, addressed, in the case of the Securityholder, to the address set forth in the signature page of the Securityholder set forth in this letter agreement, and in the case of Bellatrix at the following address:

B - 6

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue S.W.

Calgary, Alberta, T2P 3T6

Attention: Raymond G. Smith, President and Chief Executive Officer

Facsimile: (403) 264-8163

Email: ray.smith@bellatrixexp.com

with a copy to:

Burnet Duckworth & Palmer LLP

Suite 2400, 525 – 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

Attention: C. Steven Cohen

Facsimile: (403) 260-0332

Email: csc@bdplaw.com

10.	Further Assurances

The Securityholder shall from time to time and at all times hereafter at the request of Bellatrix but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

11.	Enurement

This letter agreement will be binding upon and enure to the benefit of Bellatrix, the Securityholder and their respective executors, administrators, successors and permitted assigns.

12.	Applicable Law

This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

13.	Severability

If any provision of this letter agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.

14.	Enforcement

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which such party is entitled at law or in equity.

B - 7

15.	No Limit on Fiduciary Duty

Nothing contained in this letter agreement will restrict, limit or prohibit the Securityholder from exercising in his or her capacity as a director or officer his or her fiduciary duties to Angle under applicable law or require the Securityholder in his or her capacity as a director or officer (if applicable) of Angle, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the board of directors of Angle undertaken in the exercise of its fiduciary duties, in compliance with Section 3.4 of the Arrangement Agreement, provided that nothing in this Section 15 will be deemed to relieve the Securityholder from the Securityholder's obligations under any other provision of this letter agreement other than Sections 1 and 2 hereof to the extent that the actions taken by the Securityholder were taken solely in his or her capacity as a director or officer of Angle and in accordance the foregoing.

16.	Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or e-mail or electronic transmission.

This letter agreement shall be effective and enforceable in accordance with its terms effective as of the date that the Arrangement Agreement is executed by the parties thereto.

[Remainder of page intentionally left blank.]

B - 8

If you are in agreement with the foregoing, please indicate your acceptance thereof by signing and returning this letter to Bellatrix.

Yours truly,

BELLATRIX EXPLORATION LTD.
Per:

Signature of Securityholder
Name of Securityholder
Address of Securityholder
Address of Securityholder
Number of Angle Shares beneficially owned by Securityholder or over which Securityholder exercises control or direction:
Number of Angle Options held by Securityholder:
Number of Angle RSUs held by Securityholder
Principal Amount of Angle Debentures held by Securityholder

B - 9

SCHEDULE "C"

FORM OF BELLATRIX SUPPORT AGREEMENT

October ________, 2013

To the Undersigned Shareholder of Bellatrix Exploration Ltd.

Dear Sir / Madame:

Re:	Agreement Respecting the Purchase by Bellatrix Exploration Ltd. of Angle Energy Inc.

Reference is made to the arrangement agreement dated October 15, 2013 (the "Arrangement Agreement") between Bellatrix Exploration Ltd. ("Bellatrix") and Angle Energy Inc. ("Angle") pursuant to which, among other things, Bellatrix has agreed to directly or indirectly purchase all of the issued and outstanding common shares in the capital of Angle ("Angle Shares") (including all of the Angle Shares issued upon the exercise or surrender of the outstanding options to acquire Angle Shares granted under the incentive stock option plan of Angle and upon the exercise of the outstanding restricted share units for consideration of, for each Angle Share as set forth in the Arrangement Agreement and the Plan of Arrangement. In addition, Bellatrix has agreed that each holder of the 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016 (the "Angle Debentures") shall be entitled to receive a payment in cash equal to $1,040 plus accrued and unpaid interest up to and excluding the Effective Date of the Arrangement per Angle Debenture, subject to certain conditions as set forth in the Arrangement Agreement including, but not limited to, the approval for the Arrangement of the holders of the Angle Debentures. Capitalized words and phrases used by not defined herein shall have the meaning ascribed to them in the Arrangement Agreement.

Under the requirements of the Toronto Stock Exchange, the Bellatrix Shareholders are also required to approve the Arrangement.

Any references in this letter agreement to Bellatrix Shares owned by the Shareholder shall mean such number of Bellatrix Shares owned by the Shareholder as at the date hereof and, where the context requires, shall include all Bellatrix Shares issued to the Shareholder after the date hereof.

We understand that you (the "Shareholder") beneficially own or exercise control or direction over, directly or indirectly, the number of Bellatrix Shares set forth in the execution page of this letter agreement.

This letter agreement sets forth the agreement between Angle and the Shareholder that the Shareholder agrees to vote the following Shareholder's Bellatrix Shares in favour of the Arrangement (and in favour of any actions required in furtherance of the actions contemplated thereby) at any meeting of the Shareholders of Bellatrix, however called, for the purpose of approving the Arrangement and any adjournment or postponement thereof (the "Meeting"): (i) all of the Bellatrix Shares beneficially owned by the Shareholder, or over which the Shareholder exercises direction and control, directly or indirectly, in his or her personal capacity, which are set forth in the execution page of this letter agreement; and (ii) any and all other Bellatrix Shares hereafter acquired or controlled by the Shareholder in his or her personal capacity either directly or indirectly before the date of the Meeting; ((i), and (ii), are collectively referred to as the "Shareholder's Bellatrix Shares"), and to otherwise support the Arrangement, subject to the terms and conditions of this letter agreement.

The Shareholder acknowledges and agrees that the completion of the Arrangement is subject to various conditions as set forth in the Arrangement Agreement, which conditions are for the exclusive benefit of Bellatrix and/or Angle, which Bellatrix and/or Angle has the right, in its sole discretion, to waive in whole or in part, or to rely on in connection with termination of the Arrangement Agreement and this letter agreement and their respective obligations to complete the Arrangement. Further, the Shareholder acknowledges and agrees that the Arrangement Agreement may be amended or amended and restated and any such amendment or amendment and restated shall not in any way affect the obligations of the Shareholder hereunder except as provided in Section 5 hereof.

17.	Covenants of the Shareholder

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions hereof, from the date hereof until the termination of this letter agreement in accordance with Section 5, the Shareholder hereby covenants and agrees, as follows:

(a)	Irrevocably to vote (or cause to be voted) and provide evidence hereof to Angle, in writing if voting by proxy, within five days prior to the Meeting, all of the Shareholder's Bellatrix Shares in favour of all resolutions approving the Arrangement, as contemplated by the Arrangement Agreement, and any actions required in furtherance of the actions contemplated thereby at the Meeting and not withdraw any proxies or change the vote thereof;
(b)	to vote (or to cause to be voted) all of the Shareholder's Bellatrix Shares at any meeting of Shareholders of Bellatrix against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;
(c)	except to the extent permitted hereunder, not take any action of any kind which would cause any of its representations or warranties in this letter agreement to become untrue or which may in any way adversely affect the success of the Arrangement or the completion of the Arrangement;
(d)	promptly notify Angle upon any of the Shareholder's representations or warranties in this letter agreement becoming untrue or incorrect in any material respect during the period commencing on the date hereof and expiring at the earlier of the Effective Time and the termination of this letter agreement, and for the purpose of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(e)	not to grant or agree to grant any proxy or other right to vote any of the Shareholder's Bellatrix Shares (other than as permitted under subsections 1(a) and 1(b) hereof and to grant or agree to grant a proxy to vote at any regularly held annual meeting of Bellatrix with respect to matters that do not affect the Arrangement), or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Shareholders or give consents or approval of any kind as to any of the Shareholder's Bellatrix Shares;
C - 2

(f)	except to the extent permitted hereunder, not to take any action, directly or indirectly, which may reasonably be expected to adversely affect, delay, hinder, upset or challenge the successful completion of the Arrangement;
(g)	to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents or other instruments as Angle may reasonably request for the purpose of effectively carrying out the matters contemplated by this letter agreement;
(h)	subject to Section 14, it shall use its reasonable commercial efforts to cause Bellatrix to perform its obligations under the Arrangement Agreement, to the extent that it is in within his or her power.
18.	Representations and Warranties

The Shareholder represents and warrants to Angle that:

(a)	the Shareholder is duly authorized and has the authority to execute and deliver this letter agreement and carry out the transactions contemplated hereby and this letter agreement is a valid and binding agreement enforceable against the Shareholder in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other applicable laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;
(b)	neither the execution of this letter agreement by the Shareholder nor the completion by the Shareholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder will be a party or by which it will be bound at the time of such completion;
(c)	the Shareholder is the beneficial owner of or exercises control and direction over the number of Bellatrix Shares set forth in the execution page of this letter agreement and the foregoing Bellatrix Shares are the only securities in the capital of Bellatrix beneficially owned by the Shareholder or over which he, she or it exercises control or direction;
(d)	the Bellatrix Shares owned or controlled by the Shareholder are not subject to any shareholder agreements, voting trust or similar agreements or any right or privilege (whether by law, pre emptive or contractual) capable of becoming a shareholder agreement, voting trust or other agreement affecting such Bellatrix Shares or any interest therein or right thereto, including, without limitation, the voting of any such securities;
(e)	other than pursuant to this letter agreement, the Shareholder has not previously granted or agreed to grant any proxy or any other right to vote any of the Shareholder's Bellatrix Shares in respect of any meeting of Shareholders of Bellatrix that is currently in force, and has not entered into a voting trust, vote pooling or other agreement with respect to his, her or its right to vote, call meetings of Shareholders of Bellatrix or give consents or approvals of any kind as to the Shareholder's Bellatrix Shares; and
(f)	no authorization, consent or approval from, or filing, registration, declaration or qualification with, or before, or giving notice to, any person is required to be obtained, given or made for the execution and delivery by the Shareholder of this letter agreement, the performance of the terms hereof by the Shareholder or the consummation of the transactions contemplated hereby by the Shareholder, except for those which have been (or will be with respect to consummation) duly and unconditionally obtained and are (or will be with respect to consummation) in full force and effect.

C - 3

The foregoing representations and warranties shall be true and correct on the date hereof and on the Effective Date.

19.	Expenses

Angle and the Shareholder agree to pay their own respective expenses incurred in connection with this letter agreement.

20.	Termination

It is understood and agreed that the respective rights and obligations hereunder of Angle and the Shareholder shall cease and this letter agreement shall terminate on the earlier of: (a) the Effective Time; (b) the date on which this letter agreement is terminated by the mutual written agreement of the parties hereto; or (c) the date on which the Arrangement Agreement is terminated in accordance with its terms. In addition, this letter agreement may be terminated by the Shareholder by notice in writing to Angle if the Arrangement Agreement is amended to increase the consideration payable to Angle Securityholders pursuant to the Arrangement.

In the event of termination of this letter agreement, this letter agreement shall forthwith be of no further force and effect, except for Sections 4, 7, 8, 11 and 14 and this Section 5 which provisions shall survive the termination of this letter agreement and there shall be no liability on the part of either the Shareholder or Angle or any of its affiliates or associates, except to the extent that either such party is in default of its obligations herein contained.

21.	Future Amendments

To the extent that the Arrangement Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Arrangement Agreement shall be to the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time, and all references to particular sections of the Arrangement Agreement shall be deemed to be references to the analogous provision in the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time.

22.	Assignment

Except as expressly set forth herein, no party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party except that Angle may assign its rights and obligations under this letter agreement to any of its affiliates, to the extent permitted by the Arrangement Agreement, provided such affiliate executes and delivers a counterpart to this letter agreement pursuant to which it agrees to be bound by the terms of this letter agreement as if it were the company being acquired pursuant to the Arrangement, but no such assignment shall relieve Angle of its obligations hereunder.

C - 4

23.	Disclosure

Prior to the first public disclosure of the existence and terms and conditions of this letter agreement by Bellatrix or Angle or an affiliate thereof, the Shareholder shall not disclose the existence of this letter agreement or any details hereof or the possibility of the Arrangement being effected to any person other than (i) the Shareholder's advisors (provided that the Shareholder's advisors shall be required to comply with the foregoing disclosure obligations and the Shareholder agrees to be responsible for any breach of such disclosure obligations by any of the Shareholder's advisors); and (ii) Bellingam and its directors, officers and advisors, without the prior written consent of Angle, except to the extent required by applicable law, stock exchange rules or policies of regulating authorities having jurisdiction which Angle after reasonable notice will not consent to, and any disclosure by the Shareholder after the first public disclosure of the existence and terms and conditions of this letter agreement by Bellatrix or Angle or an affiliate thereof shall be permitted only to the extent that any such information disclosed by the Shareholder has already been publicly disclosed by one of these parties other than the Shareholder. Notwithstanding anything contained herein or elsewhere, the existence and terms and conditions of this letter agreement may be disclosed by Bellatrix and Angle in any press release issued in connection with the execution of the Arrangement Agreement or to the extent required by applicable law.

24.	Notices

All notices to be given to a party hereunder shall be in writing and delivered personally, by overnight courier, by facsimile or electronically (with a following letter), addressed, in the case of the Shareholder, to the address set forth in the signature page of the Shareholder set forth in this letter agreement, and in the case of Angle at the following address:

Angle Energy Inc.

700, 324 – 8th Avenue S.W.

Calgary, Alberta, T2P 2Z2

Attention: Heather Christie-Burns, President and Chief Operating Officer

Facsimile: (403) 263-4179

Email: heatherc@angleenergy.com

with a copy to:

Osler, Hoskin & Harcourt

TransCanada Tower

2500, 450- 1st Street S.W.

Calgary, Alberta, T2P 5H1

Attention: Donald Boykiw

Facsimile: (403) 260-7024

Email: dboykiw@oslers.com

C - 5

25.	Further Assurances

The Shareholder shall from time to time and at all times hereafter at the request of Angle but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

26.	Enurement

This letter agreement will be binding upon and enure to the benefit of Angle, the Shareholder and their respective executors, administrators, successors and permitted assigns.

27.	Applicable Law

This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

28.	Severability

If any provision of this letter agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.

29.	Enforcement

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which such party is entitled at law or in equity.

30.	No Limit on Fiduciary Duty

Nothing contained in this letter agreement will restrict, limit or prohibit the Shareholder from exercising in his capacity as a director or officer his or her fiduciary duties to Bellatrix under applicable law provided that nothing in this Section 14 will be deemed to relieve the Shareholder from the Shareholder's obligations under any other provision of this letter agreement other than Section 1 hereof to the extent that the actions taken by the Shareholder were taken solely in his or her capacity as a director or officer of Bellatrix and in accordance the foregoing.

31.	Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or e-mail or electronic transmission.

C - 6

This letter agreement shall be effective and enforceable in accordance with its terms effective as of the date that the Arrangement Agreement is executed by the parties thereto.

[Remainder of page intentionally left blank.]

C - 7

If you are in agreement with the foregoing, please indicate your acceptance thereof by signing and returning this letter to Angle.

Yours truly,

ANGLE ENERGY INC.
Per:

Signature of Shareholder
Name of Shareholder
Address of Shareholder
Address of Shareholder
Number of Bellatrix Shares beneficially owned by Shareholder or over which Securityholder exercises control or direction:

C - 8

SCHEDULE "d"

FORM OF NON-SOLICITATION AGREEMENT

This non-solicitation agreement is made as of • , 2013, between Bellatrix Exploration Ltd. ("Bellatrix") and • (the "Individual").

Recitals:

A.	Bellatrix is acquiring all the shares of Angle Energy Inc. (the "Company") pursuant to the terms of an arrangement agreement dated as of October 15, 2013 (the "Arrangement Agreement");
B.	The Individual is an officer of the Company and has detailed confidential information concerning the employees and contractors of the Company, and through the negotiations leading up to the Arrangement Agreement has gained confidential information about the employees and contractors of Bellatrix; and
C.	The execution and delivery of this Agreement is a condition precedent to the obligation of Bellatrix to complete the transactions contemplated in the Arrangement Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

Article 18
INTERPRETATION

18.1	Definitions

In this Agreement:

(a)	"Affiliate", with respect to a Person, means any other Person Controlled By, Controlling or Under Common Control With such Person.
(b)	"Arrangement Agreement Date" means October 15, 2013.
(c)	"Agreement" means this non-solicitation agreement.
(d)	"Business Day" means any day excluding a Saturday, Sunday or statutory holiday in the Province of Alberta, and also excluding any day on which the principal chartered banks located in the City of Calgary are not open for business during normal banking hours.
(e)	"Control" means, with respect to a Person, the ownership by any other Person (or that other Person and one or more other Persons, herein called "intermediary Persons", each of which is Controlled, as herein defined, by that other Person or one or more intermediary Persons) of a majority of the shares, partnership interests or other securities having voting rights able to be cast for the election of the board of directors (or equivalent) of such first-mentioned Person; and "Controlled By", "Controlling" and "Under Common Control With" have correlative meanings.
(f)	"Effective Date" means the Effective Date, as defined in the Arrangement Agreement.

(g)	"Government Entity" means any applicable: (a) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, court, commission, board, tribunal, bureau, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and in each case having proper jurisdiction.
(h)	"Notice" has the meaning give to it in Section 4.1.
(i)	"Party" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns; and "Parties" means each and every Party.
(j)	"Person" means any individual, corporation, limited liability company, unlimited liability company, partnership, firm, joint venture, syndicate, association, trust, government, Government Entity and any other form of entity or organization.
(k)	"Restricted Period" means the period beginning on the Effective Date and ending on the date that is one (1) year following the Effective Date.
18.2	Extended Meanings

In this Agreement:

(a)	words importing the singular number include the plural and vice versa;
(b)	words importing the masculine gender include the feminine and neuter genders;
(c)	if a word is defined in this Agreement, a derivative of that word will have a corresponding meaning;
(d)	the terms "herein", "hereby", "hereof", "hereunder", "hereto" and similar expressions mean or refer to this Agreement and not to any particular provision of this Agreement;
(e)	the use of the word "include" or "including" will be deemed to include "include, without limitation", or "including, without limitation", as applicable;
(f)	references to any Person include such Person's permitted successors and assigns, and references to a Person in a particular capacity excludes such Person in any other capacity or individually;
(g)	references to Articles, Sections, Subsections or Schedules refer to articles, sections, subsections or schedules of this Agreement;
(h)	headings and the table of contents are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof; and
(i)	unless otherwise indicated, references to the time of day or date mean the local time or date in Calgary, Alberta.

D - 2

Article 19
NON-SOLICITATION BY THE INDIVIDUAL

19.1	Non-Solicitation of Employees and Contractors

During the Restricted Period, the Individual will not: (a)  directly or indirectly, solicit, entice or induce any Person reasonably known by the Individual to be actually employed by or providing services to Bellatrix, the Company or their Affiliates and who was, at the Arrangement Agreement Date, either an employee or contractor of Bellatrix, the Company or their Affiliates, to be employed by or engaged to provide services to the Individual or his Affiliates; (b) directly or indirectly, approach any such employee or contractor of Bellatrix, the Company or their Affiliates for any of the purposes contemplated above in this Section 2.1; or (c) authorize, encourage, approve, or instruct any Person to take such actions or assist any Person in taking any of the actions contemplated above in this Section 2.1. For the purposes of this clause, "solicitation" shall not include: (i) advertising in a newspaper or periodical of general circulation; or (ii) indirectly through a personnel search agency engaged by the Individual or his Affiliates generally (not specifically in respect of Bellatrix, the Company or their Affiliates).

19.2	Employee and Contractor Confidential Information

The Individual agrees that the Individual shall hold all confidential information gained in his employment with the Company and as an officer of the Company about the Company's employees and contractors in the strictest of confidence and in trust for the benefit of Bellatrix, shall not use such confidential information for any purpose whatsoever, and shall not disclose the confidential information to any Person or Affiliate other than with the prior written consent of Bellatrix.

Article 20
REMEDIES AND RESTRICTIONS

20.1	Remedies

The Company acknowledges that a breach of the covenants contained in this Agreement could result in damages to Bellatrix and the Company, and that Bellatrix may not be adequately compensated for such damages by a monetary award alone. Accordingly, the Individual agrees that in the event of any such breach, in addition to any other remedies available at law or otherwise, Bellatrix will be entitled to apply to a court of competent jurisdiction for relief by way of injunction, restraining order, decree or otherwise as may be appropriate to ensure compliance by the Individual and his Affiliates with the provisions of this Agreement. Any remedy expressly set out in this Agreement will be in addition to and not inclusive of or dependent upon the exercise of any other remedy available at law or otherwise.

20.2	Reasonableness of Restrictions

The Parties agree that all restrictions in this Agreement are necessary and fundamental to the protection of Bellatrix and the Company and are reasonable and valid.

20.3	Fiduciary Obligations

The Parties agree that this Agreement does not negate nor impair any fiduciary obligations the Individual may owe to the Company.

D - 3

Article 21
NOTICES

21.1	Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a "Notice") must be in writing, sent by personal delivery, courier, email or fax and addressed:

(a)	to the Individual:

•
•

(b)	to Bellatrix at:

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue S.W.
Calgary, Alberta T2P 3T6

Attention: Raymond G. Smith, President and Chief Executive Officer
Fax: (403) 264-8163

with a copy to:

Burnet, Duckworth & Palmer LLP
2400, 525 – 8th Avenue S.W.
Calgary, Alberta T2P 1G1

Attention: C. Steven Cohen
Fax: (403) 260-0332

A Notice is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day after notice is sent by overnight courier, or (iii) if sent by fax, on the Business Day following the date of confirmation of transmission by the originating fax. A Party may change its address for service from time to time by providing a Notice in accordance, with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

D - 4

Article 22
GENERAL

22.1	Further Assurances

Each Party will, at the requesting Party's cost, execute and deliver any further agreements and documents and provide any further assurances as may be reasonably required by the other Party to give effect to this Agreement.

22.2	Amendment and Waiver

No supplement, modification, amendment, waiver, discharge or termination of this Agreement is binding unless it is executed in writing by the Party to be bound. No waiver of, failure to exercise or delay in exercising, any provision of this Agreement constitutes a waiver of any other provision (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

22.3	Governing Law

This Agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this Agreement or its formation) will be governed by and construed in accordance with the laws in force in the Province of Alberta. The Parties hereby attorn to the exclusive jurisdiction of the Courts of the Province of Alberta, except insofar as another court of competent jurisdiction is required to enforce the restrictive covenants contained herein.

22.4	Assignment

Neither this Agreement nor any right or obligation under this Agreement may be assigned by any Party without the prior written consent of the other Parties.

22.5	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

22.6	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

22.7	Counterpart and Fax Execution

D - 5

This Agreement may be executed in as many counterparts as are deemed necessary, and may be delivered by fax or in electronic pdf form, and when so executed and delivered, each such counterpart is as valid and binding on all Parties hereto as every other such counterpart.

IN WITNESS OF WHICH the Parties have executed this Agreement as of the date noted at the beginning of the Agreement and effective as of the Effective Date.

BELLATRIX EXPLORATION LTD.
Per:

Witness

D - 6